Confidential Draft Submitted on May 23, 2013

As filed with the Securities and Exchange Commission on                     , 2013

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

ACUCELA INC.

(Exact name of registrant as specified in its charter)

Washington	2834	02-0592619
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1301 Second Avenue, Suite 1900

Seattle, WA 98101

(206) 805-8300

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ryo Kubota, M.D., Ph.D.

Chairman, President & CEO

Acucela Inc.

1301 Second Avenue, Suite 1900

Seattle, WA 98101

(206) 805-8300

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Stephen M. Graham, Esq. William L. Hughes, Esq. Fenwick & West LLP 1191 Second Avenue, 10th Floor Seattle, WA 98101 (206) 389-4510	Alan G. Cannon, Esq. Simpson Thacher & Bartlett LLP Ark Hills Sengokuyama Mori Tower - 41st Floor 9-10, Roppongi 1-Chome Minato-Ku, Tokyo 106-0032, Japan 011-81-3-5562-6200

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement, although, at the time of filing of this Registration Statement, shares will have been offered for sale to the public in Japan pursuant to Japanese law.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐		Accelerated filer	☐

Non-accelerated filer	☒	(Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common Stock, no par value per share	$	$

(1)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.
(2)	Includes the offering price of shares that the underwriter has the option to purchase to cover over-allotments, if any.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities in the United States until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities, and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated                     , 2013

Preliminary prospectus

                 Shares

Acucela Inc.

Common Stock

We are selling                  shares of our common stock. This is our initial public offering and no public market currently exists for our shares of common stock. It is currently estimated that the initial public offering price will be between $         and $         per share. These shares will be offered in Japan and to investors located in jurisdictions other than the United States.

We intend to apply for the listing of our common stock on the Mothers market of the Tokyo Stock Exchange under the symbol “        .”

We are an “emerging growth company” as defined under U.S. federal securities laws and, as such, have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 9 of this prospectus.

	Per share	Total
Initial public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds to Acucela, before expenses	$	$

We have granted the underwriters an option for a period of 30 days from the date of this prospectus to purchase from them up to                  additional shares of our common stock to cover over-allotments, if any.

Delivery of the shares of our common stock will be made on or about                     , 2013.

Neither the Securities and Exchange Commission, the Tokyo Stock Exchange, the Financial Services Agency, nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Mitsubishi UFJ Morgan Stanley Securities Co., Ltd.

                    , 2013

You should rely only on the information contained in this prospectus or in any free writing prospectus prepared by or on behalf of us and delivered or made available to you. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

We intend to apply for the listing of our common stock for quotation on the Mothers market of the Tokyo Stock Exchange. No additional action is being taken in any jurisdiction outside the United States to permit a public offering of our common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States and Japan are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction.

Until                     , 2013, all dealers that buy, sell or trade in our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PROSPECTUS SUMMARY

This summary does not contain all of the information you should consider before buying shares of our common stock. You should read the entire prospectus carefully, especially the “Risk Factors” section and our financial statements and the related notes appearing at the end of this prospectus, before deciding to invest in shares of our common stock. Unless otherwise indicated, the terms “Acucela,” “we,” “us” and “our” refer to Acucela Inc., a Washington corporation.

Acucela Inc.

Overview

We are a clinical-stage biotechnology company that specializes in discovering and developing novel therapeutics to treat and slow the progression of sight-threatening ophthalmic diseases impacting millions of individuals worldwide. We focus on developing oral products based on our proprietary visual cycle modulation, or VCM, compounds to address a variety of retinal diseases, primarily age-related macular degeneration, or AMD, diabetic retinopathy, or DR, and diabetic macular edema, or DME, and potentially Stargardt disease, retinitis pigmentosa and retinopathy of prematurity. Our product candidates are designed to address the root cause of these diseases by reducing toxic by-products and oxidative damage as well as protecting the retina from light damage. The visual cycle is the biological conversion of a photon into an electrical signal in the retina. Our approach to treating and slowing the progression of ophthalmic diseases utilizes proprietary compounds that reduce the speed of, or modulate, the visual cycle. We believe that our insight into modulating the visual cycle combined with our deep expertise in ophthalmic research and development enables us to develop product candidates that, if approved, should preserve vision and provide relief to patients worldwide suffering from the debilitating effects of multiple eye diseases.

In addition to our product candidates based on our proprietary VCM compounds, we are developing therapies for the treatment of dry eye and glaucoma. We believe significant market opportunities exist for our lead product candidates based on a large and growing worldwide ophthalmic pharmaceutical market and our belief that currently available therapies are inadequate. According to visiongain, an independent research firm, the worldwide ophthalmic pharmaceutical market was $16.0 billion in 2010 and is expected to grow to $35.6 billion by 2022, representing a 6.9% compounded annual growth rate. Our three lead product candidates target segments of this market that collectively represented approximately 60% of its value in 2010.

Since 2008, we have been closely and actively engaged with Otsuka Pharmaceutical Co., Ltd., or Otsuka, to jointly pursue development and commercialization efforts to deliver three innovative ophthalmic drugs to patients with debilitating ophthalmic diseases. In September 2008, we entered into an agreement with Otsuka to co-develop and commercialize emixustat hydrochloride, or emixustat, our lead VCM-based product candidate, and its backup compounds for the dry form of age-related macular degeneration, or dry AMD, and other ophthalmic indications. Additionally, in September 2008, we signed an agreement with Otsuka to co-develop rebamipide ophthalmic suspension, or rebamipide, Otsuka’s proprietary compound, for the treatment of dry eye syndrome in the United States. In September 2010, we further broadened our portfolio of potential ophthalmic treatments by entering into an agreement with Otsuka to co-develop and co-promote OPA-6566, an adenosine A2a receptor agonist discovered by Otsuka, for the treatment of glaucoma.

We have three product candidates under clinical development in the United States:

•	emixustat hydrochloride for AMD, which is currently in Phase 2b/3 as an oral therapy;

•	rebamipide for dry eye, which is currently in Phase 3 and is already marketed in Japan; and

•	OPA-6566 for glaucoma, which is currently in Phase 1/2.

The following table presents our product candidates and their respective indications, stages of clinical development, targeted New Drug Application, or NDA, approval dates, relevant patents, and geographic rights related to these product candidates.

Product Pipeline

(1)	Excludes the potential for additional years of patent protection due to the Hatch-Waxman Act and additional use patents.
(2)	Rebamipide is approved and marketed in Japan under the name Mucosta ophthalmic suspension UD2% by Otsuka.
(3)	Otsuka may have the ability to apply for a five-year extension to increase the patent life for rebamipide and OPA-6566.

•

Emixustat hydrochloride is our lead VCM-based product candidate currently in development for the treatment of AMD. AMD is a retinal disease that causes patients to experience reduced central vision and leads to significant and irreversible loss of central vision in severe cases. There is currently no therapy approved by the Food and Drug Administration, or FDA, for the treatment of dry AMD, and we believe emixustat has the potential to be the first commercially available treatment for dry AMD and the first oral therapy for DR/DME. To accelerate the development and commercialization of emixustat, we are collaborating with Otsuka in North America and have obtained exclusive territorial rights to develop and commercialize this product candidate in large markets, such as Europe, South America and other select regions or countries.

•

Rebamipide ophthalmic suspension is a product candidate originally developed by Otsuka to treat dry eye syndrome. Dry eye is a multifactorial disease of the tears and ocular surface and one of the most common diseases treated by ophthalmologists in their daily practices. Approved in Japan and marketed by Otsuka under the brand name Mucosta ophthalmic suspension UD2%, rebamipide is currently being developed in the United States by us under license from and in collaboration with Otsuka. Unlike other available treatments, rebamipide offers a mechanism of action that increases the level of mucin in the tear film covering the conjunctiva and cornea and thus differentiates itself from other approved treatments. If successfully developed, we believe rebamipide has the potential to be the first product approved to treat dry eye syndrome in the United States.

•

OPA-6566 is a product candidate being developed by us under license from and in collaboration with Otsuka to treat ocular hypertension and glaucoma as a topical ophthalmic solution, or eye drop. Glaucoma is a progressive chronic disease and, if not adequately treated, may lead to diminished visual function and blindness. Although several treatment options are available, few, if any, are without ocular or systemic side effects, such as conjunctival hyperemia and cardiac arrhythmia.

In addition to these product candidates, we plan to leverage our intellectual property relating to VCM to develop emixustat and potentially additional product candidates to treat and slow the progression of rare retinal diseases such as Stargardt disease, retinitis pigmentosa and retinopathy of prematurity.

Market Overview

We participate in the ophthalmic pharmaceuticals market, a large and growing segment within the ophthalmology market. According to visiongain, an independent research firm, the global ophthalmic pharmaceutical market is expected to increase from $16.0 billion in 2010 to $35.6 billion in 2022, representing a compounded annual growth rate of 6.9% during this period. The United States ophthalmic pharmaceutical market is the largest in the world and is expected to experience similar growth, from $6.1 billion, or 38.3%, of global sales in 2010 to $12.0 billion by 2022, representing a compounded annual growth rate of 5.7%. The drivers of this growth include the increasing number of elderly people and the consequent escalating occurrence of ophthalmic diseases, which is expected to stimulate demand for new ophthalmic product introductions to the market. Of the world’s leading causes of vision impairment and blindness, we believe AMD, DR/DME and glaucoma are the primary targets for pharmacological treatments based on their prevalence and an unmet need for non-invasive or more effective therapies. Another eye disorder that is important to the ophthalmic pharmaceutical market is dry eye syndrome, a disease for which there are no approved products and, we believe, currently available therapies are inadequate.

Strategy

Our objective is to identify, develop or acquire, and commercialize novel therapeutics to treat sight-threatening ophthalmic diseases. The key elements of our strategy are to:

•	collaborate with Otsuka to successfully develop our product candidates;

•	educate the marketplace on the benefits of VCM;

•	continue to expand our ophthalmic product pipeline through internal research and additional partnering opportunities;

•	drive the development and commercialization of our product candidates; and

•	continue to expand our infrastructure.

Visual Cycle Modulation

We maintain a leadership position in the area of visual cycle modulation. The visual cycle is the biological conversion of a photon into an electrical signal in the retina. During exposure to bright light, the visual cycle is extremely active and can produce toxic by-products which cannot be eliminated. Over time, accumulation of these toxic by-products can compromise function of the visual cycle and damage the retina. VCM is designed to reduce the effects of toxic by-products and oxidative damage as well as protect the retina from light damage.

We believe that our VCM-based product candidates can be applied to treat a variety of retinal diseases at an early stage. These therapies are designed to specifically target cells within the retina to treat and slow the progression of certain retinal diseases. Our VCM-based product candidates have demonstrated modulation of the visual cycle and a favorable systemic safety profile in early clinical trials and, we believe, have the potential for broad application based on the ease of use and convenience of oral administration. There are currently no orally delivered FDA-approved drugs available to treat retinal diseases and few are in development due to the difficulty in delivering drugs to the back of the eye in sufficient concentrations. We have established an extensive portfolio of patents and patent applications surrounding emixustat and our other VCM-based product candidates and intend to aggressively pursue and defend our leadership position in VCM.

Competitive Strengths of Visual Cycle Modulation

We believe that VCM-based therapies have significant advantages over other therapies, including:

•	the ability to address the root cause of multiple retinal diseases;

•	early intervention;

•	broad application;

•	oral tablet delivery; and

•	favorable safety profile.

Risks

Our business and the success of our strategy are subject to numerous risks, which are highlighted in the section entitled “Risk Factors” immediately following this prospectus summary, including the following:

•	We do not have any products that are approved for commercial sale and, therefore, do not expect to generate any revenues from product sales in the foreseeable future.

•

Revenues from research and development activities on behalf of Otsuka and Otsuka’s funding of our portion of development costs under the collaboration agreement relating to emixustat represented all of our revenues during the two years ended December 31, 2012 and the three months ended March 31, 2013, and the loss of these revenues would adversely affect our business.

•

The commercial success of our lead product candidates, if approved, will depend heavily on our collaboration with Otsuka, which will involve a complex sharing of control over decisions, responsibilities, and costs and benefits, and we cannot be certain that our product candidates will achieve success in clinical trials, that they will receive regulatory approval or be successfully commercialized.

•

The ophthalmic pharmaceutical market is intensely competitive and, even if we are successful in obtaining approval of any of our product candidates, we may be unable to compete effectively with existing drugs, new treatment methods and new technologies.

•

If we are unable to retain Ryo Kubota, M.D., Ph.D., our founder and chief executive officer, and retain and motivate other key management and scientific staff, our drug development programs may be delayed or terminated and we may be unable to successfully develop or commercialize our product candidates.

Corporate Information

We were incorporated in Washington in 2002. Our corporate headquarters are located at 1301 Second Avenue, Suite 1900, Seattle, Washington 98101-3805 and our telephone number is 206-805-8300. Our website address is www.acucela.com. The information contained in, or that can be accessed through, our web site is not part of this prospectus and should not be considered part of this prospectus.

Acucela and the Acucela logo are our registered trademarks in the United States and Japan. Other trademarks appearing in this prospectus are the property of their respective holders.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.0 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700.0 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. We refer to the Jumpstart Our Business Startups Act of 2012 herein as the “JOBS Act,” and references herein to “emerging growth company” shall have the meaning associated with it in the JOBS Act.

The Offering

Common stock offered by us	shares

Common stock to be outstanding after this offering	shares

Use of proceeds	We estimate that we will receive net proceeds from the sale of the shares of our common stock offered by us in this offering of approximately $ million, based on an assumed initial public offering price of $ per share, the midpoint of the price range on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses. We intend to use the net proceeds of this offering for working capital and other general corporate purposes, which may include the acquisition of, or investment in, product candidates, new products, or intellectual property rights to products or companies that complement our business. See “Use of Proceeds.”

Dividends	We have not declared or paid a cash dividend on our capital stock and do not intend to pay cash dividends on our capital stock for the foreseeable future.

Proposed Tokyo Stock Exchange Mothers market symbol	“ ”

Japanese offering	We are filing a securities registration statement to permit a public offering of our shares in Japan and intend to offer the shares through Japanese underwriters. The shares will be offered in Japan and to investors located in jurisdictions other than the United States. No offering is planned in the United States.

The number of shares of our common stock to be outstanding after this offering represents the shares outstanding as of March 31, 2013, after giving effect to the conversion of our outstanding preferred stock and contingently convertible debt into 14,450,231 shares of common stock (interest accrued under this debt does not convert into shares of our common stock), and excludes:

•	804,384 shares of our common stock issuable upon the exercise of stock options outstanding as of March 31, 2013 with a weighted average exercise price of $6.40 per share; and

•

                shares of our common stock reserved for issuance under our 2013 Equity Incentive Plan, which contains provisions that will automatically increase its share reserve each year, as more fully described in “Executive Compensation—Employee Benefit Plans.”

Except as otherwise indicated, all information in this prospectus assumes:

•	the automatic conversion of all outstanding shares of our preferred stock into 10,813,867 shares of our common stock upon the closing of this offering;

•	the automatic conversion of all outstanding contingently convertible debt into 3,636,364 shares of our common stock effective upon the closing of this offering;

•	the filing of our amended and restated articles of incorporation and the effectiveness of our amended and restated bylaws upon the closing of this offering; and

•	no exercise by the underwriters of their option to purchase up to an additional shares of our common stock from us in this offering.

Summary Financial Data

The following tables present summary historical financial data for our business. You should read this information together with “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes, each included elsewhere in this prospectus.

We derived the statement of income data for the years ended December 31, 2011 and 2012 from our audited financial statements included elsewhere in this prospectus. We derived the statement of income data for the three months ended March 31, 2012 and 2013 and the balance sheet data as of March 31, 2013 from our unaudited financial statements included elsewhere in this prospectus, which have been prepared on a consistent basis with our audited financial statements. In the opinion of our management, our unaudited financial data reflect all adjustments, consisting of normal and recurring adjustments, necessary for a fair statement of our results for those periods. Our historical results are not necessarily indicative of our results to be expected in any future period.

The pro forma per share data give effect to the automatic conversion of all currently outstanding shares of our convertible preferred stock and contingently convertible debt into shares of our common stock effective upon the closing of this offering, as though the conversion had occurred at the beginning of the indicated fiscal period. For information concerning the calculation of diluted and pro forma per share information, please refer to note 2 to our financial statements.

	Year Ended December 31,		Three Months Ended March 31,
Statements of Income Data:	2011	2012	2012	2013
	(in thousands, except per share data)
Revenues from collaborations with related party	$34,226	$46,424	$9,590	$15,980
Expenses:
Research and development	24,183	31,604	7,214	8,128
General and administrative	6,174	7,787	1,860	2,132

Total expenses	30,357	39,391	9,074	10,260

Income from operations	3,869	7,033	516	5,720
Other income (expense), net:
Interest income	21	27	16	18
Interest expense	(143)	(138)	(35)	(30)
Other income (expense), net	39	(97)	(8)	(4)

Income before income tax	3,786	6,825	489	5,704
Income tax benefit (expense)	2,480	(2,647)	(176)	(1,993)

Net income	$6,266	$4,178	$313	$3,711
Net income attributable to participating securities	4,584	3,056	229	2,712

Net income attributable to common shareholders	$1,682	$1,122	$84	$999

Net income per share attributable to common shareholders, basic	$0.14	$0.09	$0.01	$0.08

Weighted average shares used to compute net income per share attributable to common shareholders, basic	11,897	11,901	11,899	11,944
Net income attributable to common shareholders per share, diluted	$0.14	$0.09	$0.01	$0.08

	Year Ended December 31,		Three Months Ended March 31,
Statements of Income Data:	2011	2012	2012	2013
	(in thousands, except per share data)
Weighted average shares used to compute net income per share attributable to common shareholders, diluted	12,045	12,158	12,129	12,198
Pro forma net income attributable to common shareholders per share, basic		$0.16		$0.14

Weighted average shares used to compute pro forma net income attributable to common shareholders per share, basic		26,351		26,394
Pro forma net income attributable to common shareholders per share, diluted		$0.16		$0.14

Weighted average shares used to compute pro forma net income attributable to common shareholders per share, diluted		26,608		26,648

	As of March 31, 2013
Balance Sheet Data:	Actual	Pro Forma(1)	Pro Forma as Adjusted(2)(3)
	(in thousands)
Cash, cash equivalents and investments	$34,629	$34,629
Working capital	25,472	25,472
Total assets	55,901	55,901
Long-term deferred revenue from collaborations with related party	7,300	7,300
Contingently convertible debt, related party (including current portion)	12,000	—	—
Convertible preferred stock	28,209	—	—
Accumulated deficit	(4,048)	(4,048)
Total shareholders’ equity	29,828	41,828

(1)	The pro forma column gives effect to (i) the automatic conversion of all outstanding shares of our convertible preferred stock into an aggregate of 10,813,867 shares of our common stock effective upon the closing of this offering, (ii) the automatic conversion of all outstanding contingently convertible debt into an aggregate of 3,636,364 shares of our common stock effective upon the closing of this offering, and (iii) the amendment and restatement of our articles of incorporation immediately following the closing of this offering.
(2)	The pro forma as adjusted column reflects the pro forma adjustments and gives effect to the issuance and sale by us of shares of common stock in this office and the receipt of the net proceeds from our sale of these shares at an assumed initial public offering price of $ per share (the midpoint of the range on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
(3)	Each $1.00 increase or decrease in the assumed initial public offering price of $ per share would increase or decrease, as applicable, our cash, cash equivalents and short-term investments, working capital, total assets and total shareholder’s equity by approximately $ million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions payable by us.

RISK FACTORS

Risks Related to Our Business and Industry

We do not have any products that are approved for commercial sale.

To date, we have not generated any product revenue and have funded our operations through private sales of our equity and debt securities and from our various collaboration agreements with Otsuka, primarily the co-development and collaboration agreement relating to the development and commercialization of emixustat which we refer to as the Emixustat Agreement. We will not receive revenues from sales of our product candidates unless we succeed, either independently or with third parties, in developing and obtaining regulatory approval and marketing drugs with commercial potential. We may never succeed in these activities, and may not generate sufficient revenues to continue our business operations.

Revenues from research and development activities in collaboration with Otsuka and Otsuka’s funding of our portion of development costs under the Emixustat Agreement represented all of our revenues during the two years ended December 31, 2012 and the three months ended March 31, 2013, and the loss of these revenues would adversely affect our business.

We have entered into the Emixustat Agreement and two other agreements with Otsuka, one to develop and commercialize rebamipide for the treatment of dry eye syndrome in the United States, or the Rebamipide Agreement, and one for OPA-6566 for the treatment of glaucoma in the United States, or the Glaucoma Agreement. Revenues from research and development activities under our collaboration agreements with Otsuka have been our only source of revenues in 2011 and 2012, and in the three months ended March 31, 2013, and we expect they will continue to have a significant impact on our results of operations in future years. It would be difficult to replace Otsuka as a collaboration partner, and the revenues derived from research and development activities on behalf of Otsuka and Otsuka’s funding of our portion of development costs under the Emixustat Agreement. Accordingly, the loss of Otsuka as a collaboration partner or these revenues would have a material adverse effect on our business. In addition, any publicity associated with the loss of Otsuka as a collaboration partner could harm our reputation. This, as well as our obligation to repay development expenses funded by Otsuka if we succeed in commercializing emixustat independently of Otsuka, may make it more difficult to attract and retain other collaboration partners, and could lessen our negotiating power with prospective collaboration partners. Otsuka can terminate its collaboration agreements with us on relatively short notice in various circumstances, such as our material breach or insolvency, Dr. Kubota no longer serving as our chief executive officer, changes in control of us or, in the case of the Emixustat Agreement, or a decision by Otsuka to discontinue funding development costs after considering clinical trial results, and also for any reason upon six months’ prior notice. For more information regarding the termination rights under each of our collaboration agreements with Otsuka, see “Business—Collaborations with Otsuka.”

In addition, Otsuka’s interests may differ from ours in relation to development of our product candidates due to changes in management, priorities or its strategic focus. Accordingly, losing the support and focus of Otsuka would adversely affect the development and commercialization of our product candidates. Our revenues and operating results would suffer and we may need to curtail or cease operations if, among other things, Otsuka terminates its collaboration agreements with us or otherwise fails to fund development costs or continue to develop our product candidates.

Our long-term prospects are dependent on our product candidates and we cannot be certain that they will achieve success in clinical trials, regulatory approval or be successfully commercialized.

We have three product candidates in clinical or non-clinical development for several ophthalmic indications and have invested a significant portion of our time and financial resources in the development of emixustat, the lead product candidate emerging from our internally-developed VCM compounds. Clinical development is a long, expensive and uncertain process and subject to delays. We may also encounter delays or rejections based on our inability to enroll enough patients to complete our clinical trials in a timely manner. It may take several years and require the expenditure of substantial resources to complete the testing of a product candidate, and failure can occur at any stage of testing. For example:

•

interim results of clinical or non-clinical studies may not necessarily predict their final results, and acceptable results in early studies might not be seen in later studies, in large part because earlier phases of studies are often conducted in smaller groups of patients than later studies, and without the same trial design features, such as randomized controls and long-term patient follow-up and analysis;

•

product candidates that appear promising at early stages of development may ultimately fail for a number of reasons, including the possibility that the product candidates may be ineffective, less effective than products or product candidates of our competitors or cause harmful side effects;

•	any clinical or non-clinical test may fail to produce results satisfactory to the FDA or foreign regulatory authorities;

•	clinical and non-clinical data can be interpreted in different ways, which could delay, limit or prevent regulatory approval;

•

negative or inconclusive results from a non-clinical study or clinical trial or adverse medical events during a clinical trial could cause a non-clinical study or clinical trial to be repeated or a program to be terminated, even if other studies or trials relating to the program are successful;

•	the FDA can place a clinical hold on a trial if, among other reasons, it finds that patients enrolled in the trial are or would be exposed to an unreasonable and significant risk of illness or injury;

•

we may encounter delays or rejections based on changes in regulatory agency policies during the period in which we develop a drug or the period required for review of any application for regulatory agency approval; and

•	our clinical trials may not demonstrate the safety and efficacy of any product candidates or result in marketable products.

Even if clinical trials and testing are successful in the future, we believe the process of completing clinical trials and submitting NDAs to the FDA for approval will take several years and require the expenditure of substantial resources. If we are required to conduct additional clinical trials or other studies of our product candidates beyond those that we currently contemplate, if we are unable to successfully complete our clinical trials or other studies or if the results of these trials or studies are not positive or are only modestly positive, we may be delayed or unsuccessful in obtaining marketing approval for our product candidates. Additionally, we may not be able to obtain marketing approval or we may obtain approval for indications that are not as broad as intended. Our product development costs will also increase if we experience delays in testing or approvals. Significant clinical trial delays could allow our competitors to bring products to market before we do and impair our ability to commercialize products.

Even if clinical trials are successful in the future, our growth prospects could be adversely affected and we may need to curtail or cease operations if we do not pursue the optimal commercialization strategy for us under our collaboration agreements.

As a part of our collaboration strategy, we seek to retain an option to choose either to obtain commercialization rights once our product candidates reach a later stage of development or to receive royalties from future product sales. Under our collaboration agreements with Otsuka, we have exclusive co-promotion rights or may obtain them. If we choose to not exercise or obtain these rights, we would be entitled to receive royalties on net sales of emixustat and rebamipide and we would not be entitled to any royalties or other payments based on the commercialization of OPA-6566. In general, we must make the decision to exercise or negotiate for these rights before the completion of clinical trials, based on our prediction of future sales and costs and other information. It is possible that the commercialization strategy we choose to pursue will ultimately be less beneficial to us than the other commercialization strategies available to us, which could harm our prospects for growth and could cause us to curtail or cease operations. We may choose a commercialization strategy that results in a less optimal outcome for a variety of reasons, including our failure to accurately predict future sales and costs or our inability to pay the exercise fees and milestone payments. We also may not succeed in negotiating commercialization rights.

Our decision to license emixustat to Otsuka means that we no longer have complete control over how emixustat is developed and commercialized and how it may be perceived in the marketplace, and we may lose an even greater degree of control over how it is commercialized if we fail to make our co-promotion election under the terms of the Emixustat Agreement. In addition, unless and until we exercise or obtain co-promotion rights with respect to rebamipide and OPA-6566, we will have limited or no control over how those product candidates are developed and commercialized. Even if we exercise or obtain commercialization rights for these product candidates, we will depend, in part, on the efforts of Otsuka to commercialize our product candidates and will not have control over a number of key elements relating to the commercialization of these product candidates. Otsuka may fail to effectively commercialize our product candidates for a variety of reasons, including because it may not regard our programs as significant for its own businesses, because it does have sufficient resources or decides not to devote necessary resources. Otsuka does not currently have a dedicated sales force for opthalmic pharmaceuticals in the United States. In addition, our product candidates may receive negative publicity relating to the activities of Otsuka, regardless of whether such publicity is properly attributable to the merits of our product candidates.

The pharmaceutical market is intensely competitive. Even if we are successful in obtaining approval of any of our product candidates, we may be unable to compete effectively with existing drugs, new treatment methods and new technologies.

The pharmaceutical market is intensely competitive and rapidly changing. Many large pharmaceutical and biotechnology companies, academic institutions, governmental agencies and other public and private research organizations are pursuing the development of novel therapies for the same indications that we are targeting or expect to target.

If emixustat is approved for DR/DME, we anticipate that it would compete with Genentech’s Lucentis, which currently is the only FDA-approved treatment for DR/DME. In addition, while there is no therapy approved by the FDA to treat the clinical signs and symptoms of dry eye syndrome, if approved, rebamipide would likely face competition from Allergan’s topical eye drop product, Restasis. Many drugs and other therapies have been approved for the treatment of glaucoma and would compete with OPA-6566 if it is approved. We are also aware of a number of new drugs and other therapies under development for the treatment of AMD (including dry AMD), DR/DME, glaucoma and dry eye syndrome, including several for each of these disease categories by some of the largest pharmaceutical companies. For a listing of competing therapies or products and therapies under development, see “Business—Competition.”

Many of our competitors have:

•	much greater financial, technical and human resources than we have at every stage of discovery, development, manufacture and commercialization of products;

•	more extensive experience in non-clinical testing, conducting clinical trials, obtaining regulatory approvals, manufacturing and marketing pharmaceutical products;

•	product candidates that are based on previously tested or accepted technologies;

•	products that have been approved or are in late stages of development; and

•	collaboration arrangements in our target markets with leading companies and research institutions.

Our competitors may succeed in obtaining patent protection, receiving FDA approval or commercializing drugs for the same indications before we do. Any competing drugs may be more effective or marketed and sold more effectively than any products we develop. Moreover, physicians frequently prescribe therapies for uses that are not described in the product’s labeling and that differ from those tested in clinical studies and approved by the FDA or similar regulatory authorities in other countries. These unapproved, or “off-label,” uses are common across medical specialties and may represent a potential source of competition to our product candidates. Competitive therapies, including surgical procedures and medical devices, may make any drug products we develop obsolete or noncompetitive before we can recover the expenses of developing and commercializing them.

Market acceptance of emixustat and other products we develop in the future may be limited.

The commercial success of the products for which we may obtain marketing approval from the FDA or other regulatory authorities will depend upon the acceptance of these products by the medical community and third-party payors as clinically useful, cost-effective and safe. Even if a potential product displays a favorable efficacy and safety profile in clinical trials, market acceptance of the product will not be known until after it is commercially launched. We expect that many of the products we develop will be based upon mechanisms new to the market. For example, emixustat is a small-molecule compound within the phenylalkylamine chemical family. To date, no such small-molecule compound has been approved as a pharmaceutical by the FDA. As a result, it may be more difficult for us to achieve market acceptance of our products, particularly the first products that we introduce to the market. Our efforts to educate the medical community about these potentially novel approaches may require greater resources than would be typically required for products based on previously tested or accepted technologies.

Our planned investment in building a sales and marketing capability will require significant resources and may not generate the return we anticipate.

In order to exploit our commercialization opportunities under our agreements with Otsuka and as part of our long-term strategy, we intend to hire sales and marketing personnel to establish our own specialized sales and marketing infrastructure for the commercialization of our product candidates. We would rely on this direct sales force to, among other things, provide access to, or persuade, adequate numbers of ophthalmic specialists to prescribe our products. If we are unsuccessful in hiring and retaining sales and marketing personnel with appropriate technical and sales expertise or in developing an adequate distribution capability to support them, our ability to generate product revenues will be adversely affected. Unforeseen costs and expenses associated with creating independent sales, marketing and distribution capabilities could adversely impact the marketing and commercialization of our product candidates, which would adversely affect our business, operating results and financial condition. There can be no assurance that we will establish our sales, marketing and distribution capabilities in a cost-effective manner or realize a positive return on this investment, or that establishing these capabilities independently would be better than utilizing third-party providers. To the extent we cannot or choose not to use internal resources for the marketing, sales or distribution of any product candidates in the United States or elsewhere, we intend to rely on collaboration partners, such as Otsuka, or licensees. We may not be able to establish or maintain such relationships. To the extent that we depend on collaboration partners or other third parties for marketing, sales and distribution, any revenues we receive will depend upon their efforts. Such efforts may not be successful, and we will not be able to control the amount and timing of resources that our licensees or collaborators or other third parties devote to our products.

In addition, to the extent we utilize such relationships for marketing, sales or distribution of any approved products outside of the United States, we will be subject to additional risks related to entering into international business relationships, such as reduced protection for intellectual property rights; unexpected changes in tariffs, trade barriers and regulatory requirements; economic weakness, including inflation, or political instability in particular foreign economies and markets; foreign taxes, including withholding of payroll taxes; and foreign currency fluctuations, which could result in increased operating expenses and reduced revenues, and other obligations incident to doing business in another country.

We may not be successful in our efforts to expand our portfolio of product candidates.

We are seeking to expand our portfolio of product candidates through internal development and by partnering with other pharmaceutical or biotechnology companies.

A significant portion of our internal research program involves unproven technologies. Research programs to identify new disease targets and product candidates require substantial technical, financial and human resources whether or not we ultimately identify any candidates. Our research programs may initially show promise in identifying potential product candidates, yet fail to yield product candidates for clinical development for a number of reasons, including without limitation:

•	the research methodology used may not be successful in identifying potential product candidates;

•	potential product candidates may, on further study, be shown to have harmful side effects or other characteristics that indicate they are unlikely to be effective drugs; or

•	we may fail to obtain intellectual property protection for our product candidates and technologies.

We may attempt to license or acquire product candidates and be unable to do so for a number of reasons. In particular, the licensing and acquisition of pharmaceutical products is a competitive area. A number of more established companies are also pursuing strategies to license or acquire products in the ophthalmic field. These established companies may have a competitive advantage over us due to their size, cash resources and greater clinical development and commercialization capabilities. Other factors that may prevent us from licensing or otherwise acquiring suitable product candidates include the following:

•	we may be unable to license or acquire the relevant intellectual property rights on terms that would allow us to make an appropriate return from the product;

•	companies that perceive us to be their competitors may be unwilling to assign or license their product rights to us; or

•	we may be unable to identify suitable products or product candidates within our areas of expertise.

Relying on third-party manufacturers may result in delays in our clinical trials and product introductions.

We have limited experience in, and we do not own facilities for, manufacturing any product candidates, and we do not intend to develop facilities for the manufacture of product candidates for clinical trials or commercial purposes in the foreseeable future. We will depend on Otsuka for the manufacture and supply of product candidates subject to our collaboration agreements. Otsuka is contracting with third-party manufacturers to produce, in collaboration with Otsuka and us, our product candidates for clinical trials. While there are likely competitive sources available to manufacture our product candidates, entering into new arrangements may cause delays and additional expenditures, which we cannot estimate with certainty.

There are risks inherent in pharmaceutical manufacturing that could affect the ability of our third-party manufacturers to meet our requirements, which could result in unusable products and cause delays in our development process and our clinical trials. We need to contract with manufacturers who can comply with FDA-mandated current good manufacturing practices, or cGMPs, and comparable requirements of foreign regulatory bodies on an on-going basis. If we receive necessary regulatory approval for any product candidate, we also expect to rely on third parties, including our collaboration partners, to produce materials required for commercial production. Should we experience difficulties in obtaining and maintaining adequate manufacturing capacity, our ability to successfully develop and commercialize our products could be adversely impacted.

A failure of any of our third-party manufacturers to perform their obligations in a timely manner or establish and follow cGMPs with proper documentation may result in significant delays in clinical trials or in obtaining regulatory approval of product candidates or the ultimate launch of our products into the market. These failures could cause delays and other problems resulting in a material adverse effect on our business, financial condition and results of operations. If we are required to change manufacturers for any reason, we may incur significant costs and be required to devote significant time to verify that the new manufacturer maintains facilities and procedures that comply with quality standards and with all applicable regulations and guidelines.

We are dependent on our management team, particularly Ryo Kubota, M.D., Ph.D., our founder and chief executive officer, and if we are unable to retain and motivate our key management and scientific staff, our drug development programs may be delayed and we may be unable to successfully develop or commercialize our product candidates.

We are dependent upon the continued services of our executive officers and other key personnel, particularly Ryo Kubota, M.D., Ph.D., our founder and chief executive officer, who is critical to our ability to continue collaborating with Otsuka and secure financing from Japanese institutions. The relationships that our collaboration team members have cultivated with Otsuka make us particularly dependent upon a significant number of them, including Dr. Kubota and many of our collaboration team leaders, remaining employed by us. In addition, our collaboration agreements with Otsuka can be terminated by Otsuka if Dr. Kubota ceases serving as our chief executive officer or, among other things, fails to be actively involved in our collaborations with Otsuka.

As we acquire or obtain rights to develop and commercialize new product candidates, our success will depend on our ability to attract, retain and motivate highly qualified management and scientific personnel to manage the development of these new product candidates. We face competition for experienced scientists and other technical and professional personnel from numerous companies and academic and other research institutions. Competition for qualified personnel is particularly intense in the Seattle, Washington area, where very few people possess the skills and expertise we need to develop and commercialize our product candidates. Our operating history and the uncertainties attendant to being a clinical-stage biotechnology company with limited capital resources could limit our ability to attract and retain personnel.

Dr. Kubota and each of our key management and scientific personnel may terminate his or her employment at any time. If we lose any of our key management personnel, we may not be able to find replacements suitable to us or Otsuka, and our business would be harmed as a result. In addition, if we cannot continue to attract and retain, on acceptable terms, the qualified personnel necessary for the continued development of our business, we may not be able to sustain our operations or grow.

If any products we develop become subject to third-party reimbursement practices, unfavorable pricing regulations or healthcare reform initiatives, our business could be harmed.

The availability and levels of reimbursement by governmental and other third-party payors of healthcare services affect the market for our potential products. These payors continually attempt to contain or reduce the costs of healthcare by challenging the prices charged for medical products and services. In the United States, we will need to obtain approvals for payment for our potential products from private insurers, including managed care organizations, and from the Medicare program. We cannot be sure that reimbursement will be available for any future product candidates and reimbursement amounts, if any, may reduce the demand for, or the price of, our future products.

Obtaining approvals from governmental and other third-party payors of healthcare services can be a time-consuming and expensive process. Because our product candidates are under development, we are unable at this time to determine the level or method of reimbursement. Our business would be materially adversely affected if we do not receive approval for reimbursement of our product candidates from Medicare or private insurers on a timely or satisfactory basis. The Medicare program can deny coverage of a particular drug on the basis of the drug not being “reasonable and necessary” for Medicare beneficiaries. Limitations on coverage could also be imposed at the local Medicare carrier level or by fiscal intermediaries. Our business could be materially adversely affected if the Medicare program, local Medicare carriers or fiscal intermediaries were to make such a determination and deny or limit the reimbursement of our potential products, including the procedures under which they are administered, if any. Our business could also be adversely affected if private insurers, including managed care organizations, the Medicare program or other reimbursing bodies or payors limit the indications for which our potential products will be reimbursed.

There have been, and likely will continue to be, legislative and regulatory proposals in the United States and in some foreign jurisdictions directed at broadening the availability of health care and containing or lowering the cost of health care. We cannot predict the initiatives that may be adopted in the future. These legislative and/or regulatory changes may negatively impact the reimbursement for drug products, following approval, and thus affect our ability to sell our products profitably. The continuing efforts of government and other third-party payors of healthcare services to contain or reduce costs of health care may adversely affect:

•	the demand for any drug products for which we may obtain regulatory approval;

•	our ability to set a price or achieve a rate of reimbursement that we believe is fair for our product candidates;

•	our ability to generate revenue and achieve or maintain profitability;

•	the level of taxes that we are required to pay; and

•	our access to capital.

In order to achieve our development and commercialization goals, we will need to grow the size of our organization, and we may experience difficulties in managing this growth.

As of March 31, 2013, we had 80 employees. As our development and commercialization plans and strategies develop, we will need to expand the size of our employee base for managerial, operational, sales, marketing, financial, human resources and other functional areas. Competition for these employees is intense and we may not be able to hire additional qualified personnel in a timely manner and on reasonable terms. Future growth would impose significant added responsibilities on members of management, including the need to recruit, hire, retain, motivate and integrate additional employees. Also, our management may have to divert a disproportionate amount of its attention away from our day-to-day activities and devote a substantial amount of time to managing these growth activities. Our future financial performance and our ability to commercialize our product candidates and compete effectively will depend, in part, on our ability to effectively manage any future growth.

We face the risk of product liability claims and may not be able to obtain insurance, and we may have exposure to significant contingent liabilities.

Our business exposes us to the risk of product liability claims that are inherent in the development, manufacturing, testing and marketing of drugs and related products. If the use of one or more of our products harms people, we may be subject to costly and damaging product liability claims. We have product liability insurance that covers our clinical trials up to a $10 million annual aggregate limit. We intend to expand our insurance coverage to include the sale of commercial products if we obtain marketing approval for any of the products that we may develop. Insurance coverage is increasingly expensive and may not be available on reasonable terms, if at all. We may not be able to obtain or maintain adequate protection against potential liabilities. If we are unable to obtain insurance at acceptable cost or otherwise protect against potential product liability claims, we will be exposed to significant liabilities, which may materially and adversely affect our business and financial position.

Regulatory Risks

We may not be able to obtain regulatory approval for any of the products resulting from our development efforts, including emixustat, rebamipide and OPA-6566. Failure to obtain these approvals could materially harm our business.

All of the products we are developing or may develop in the future will require additional research or development. We have several product candidates that have advanced to the point that they are undergoing clinical trials. None of our product candidates have received regulatory approval for marketing in the United States and failure to receive such approvals on one or more of our product candidates could materially harm our business. We will be required to obtain an effective Investigational New Drug Application, or IND, prior to initiating new human clinical trials in the United States, and must submit a New Drug Application, or NDA, to obtain marketing approval prior to commercializing our products in the United States. This process is expensive, highly uncertain and lengthy, often taking a number of years until a product is approved for marketing in the United States, if at all. Approval policies or regulations may change and the FDA and other comparable foreign regulatory authorities have substantial discretion in the drug approval process, including the ability to delay, limit, or deny approval of a product candidate for many reasons, such as:

•	such authorities may disagree with the design or implementation of our, Otsuka’s, or any of our future development partners’ clinical trials;

•

we, Otsuka, or any of our future development partners may be unable to demonstrate to the satisfaction of the FDA or other regulatory authorities that a product candidate is safe and effective for any indication or its clinical and other benefits outweigh any safety risk;

•	such authorities may not accept clinical data from trials which are conducted at clinical facilities or in countries where the standard of care is potentially different from the United States;

•	the results of clinical trials may not demonstrate the safety or efficacy required by such authorities for approval;

•

such authorities may disagree with our interpretation of data from pre-clinical studies or clinical trials or the use of results from antibody studies that served as precursors to our current drug candidates;

•

such authorities may find deficiencies in the manufacturing processes or facilities of third-party manufacturers with which we, Otsuka, or any of our future development partners contract for clinical and commercial supplies; and

•

the approval policies or regulations of such authorities may significantly change in a manner rendering our, Otsuka’s, or any of our future development partners’ clinical data insufficient for approval.

With respect to foreign markets, approval procedures vary among countries and, in addition to the aforementioned risks, can involve additional product testing, administrative review periods and agreements with pricing authorities. In addition, events raising questions about the safety of certain marketed pharmaceuticals may result in increased cautiousness by the FDA and comparable foreign regulatory authorities in reviewing new drugs based on safety, efficacy or other regulatory considerations and may result in significant delays in obtaining regulatory approvals. Any delay in obtaining, or inability to obtain, applicable regulatory approvals would prevent us, Otsuka, or any of our future development partners from commercializing our product candidates.

We may need to successfully address a number of technological challenges in order to complete the development of our product candidates. Success in early clinical trials does not mean that later clinical trials will be successful because product candidates in later-stage clinical trials may fail to demonstrate sufficient safety or efficacy despite having progressed through initial clinical testing. Companies frequently suffer significant setbacks in advanced clinical trials, even after earlier clinical trials have shown promising results. In addition, our product candidates may not be effective, may be only moderately effective or may prove to have undesirable or unintended side effects, toxicities or other characteristics that may preclude our obtaining regulatory approval or prevent or limit commercial use, which could have a material adverse effect on our business. Accordingly, there can be no assurance that the FDA and other regulatory authorities will approve any product that we develop.

The “fast track” designation for development of emixustat for dry macular degeneration (geographic atrophy) may not actually lead to a faster regulatory review or approval process.

If a drug is intended for the treatment of a serious or life-threatening condition and the drug demonstrates the potential to address unmet medical needs for this condition, the drug sponsor may apply for FDA “fast track”

designation. The fast track classification does not apply to the product alone, but applies to the combination of the product and the specific indication or indications for which it is being studied. The FDA’s fast track program is designed to facilitate the clinical development and evaluation of the drug’s safety and efficacy for the fast track indication or indications. NDAs or marketing applications filed by sponsors of products in fast track development may qualify for expedited review under policies or procedures offered by the FDA, but the fast track designation does not assure such qualification. Although we have obtained a fast track designation from the FDA for emixustat for the treatment of dry macular degeneration (geographic atrophy), we may not experience a faster development process, review or approval compared to conventional FDA procedures and we do not expect FDA approval to be granted for at least several years, if at all. Our fast track designation may be withdrawn by the FDA if it believes that the designation is no longer supported by data from our clinical development program. Our fast track designation does not guarantee that we will qualify for or be able to take advantage of the expedited review procedures.

Our products could be subject to restrictions or withdrawal from the market and we may be subject to penalties if we fail to comply with regulatory requirements, or if we experience problems with our products, when and if any of them are approved.

Any product for which we obtain marketing approval will be subject to continual requirements, review and periodic inspections by the FDA and other regulatory bodies. Even if regulatory approval of a product is granted, the approval may be subject to limitations on the indicated uses for which the product may be marketed. The approval may contain conditions or requirements for costly post-marketing testing and surveillance to monitor the safety or efficacy of the product. Later discovery of previously unknown problems with our products, manufacturer or manufacturing processes, or failure to comply with regulatory requirements, may result in:

•	voluntary or mandatory recall;

•	withdrawal of the products from the market;

•	restrictions on such products or manufacturing processes;

•	fines;

•	suspension of regulatory approvals;

•	product seizure; and

•	injunctions or the imposition of civil or criminal penalties.

We may be slow to adapt, or we may never adapt, to changes in existing regulatory requirements or adoption of new regulatory requirements or policies.

Failure to obtain regulatory approval in foreign jurisdictions would prevent us from marketing our products outside of the United States.

We and Otsuka may market emixustat in our respective exclusive territories. To market emixustat in foreign jurisdictions, we or Otsuka must obtain separate regulatory approvals and comply with numerous and varying regulatory requirements. The approval procedure varies from country to country and can involve additional testing and documentation. The time required to obtain approval may differ from that required to obtain FDA approval. The foreign regulatory approval process may include all of the risks associated with obtaining FDA approval. We may not obtain foreign regulatory approvals on a timely basis, if at all. Approval by the FDA does not ensure approval by regulatory authorities in other countries, and approval by one foreign regulatory authority does not ensure approval by regulatory authorities in other foreign countries or by the FDA. We and Otsuka may not be able to file for regulatory approvals and may not receive necessary approvals to commercialize our products in any market. The failure to obtain these approvals could materially adversely affect our business, financial condition and results of operations.

Risks Relating to Intellectual Property and Other Legal Matters

If our efforts to protect the proprietary nature of the intellectual property related to our products are not adequate, we may not be able to compete effectively in our markets.

The strength of our patents in the biotechnology and pharmaceutical fields involves complex legal and scientific questions and can be uncertain. In addition to the rights we have obtained from Otsuka relating to some of our product candidates, we rely upon intellectual property we own relating to our product candidates, including patents, patent applications and trade secrets. For a detailed discussion of our patent rights, see “Business—Intellectual Property.” Our patent applications may be challenged or fail to result in issued patents and our existing or future patents may be too narrow to prevent third parties from developing or designing around these patents. Further, there is no uniform, global policy regarding the subject matter and scope of claims allowable in pharmaceutical patents and the criteria applied by patent offices throughout the world to grant patents are not always predictable or uniform.

In general, there is no guarantee that the patents we file or in-license will be granted or that the patents we hold would be found valid and enforceable if challenged. Third parties may challenge their validity, enforceability or scope, which may result in such patents being narrowed or invalidated. Additionally, we may lose our rights to the patents and patent applications we license in the event of a breach or termination of the collaboration agreement. Manufacturers may also seek to obtain approval to sell generic versions of our product candidates prior to the expiration of the relevant licensed patents. If the sufficiency of the breadth or strength of protection provided by the patents we license with respect to our product candidates is threatened, it could dissuade others from collaborating with us to develop, and threaten our ability to commercialize, our other product candidates. Further, if we encounter delays in our clinical trials or our development activities are otherwise impeded, the period of time during which we could market our product candidates under patent protection would be reduced. For example, Otsuka’s U.S. patent for rebamipide expires in 2016 although, if an NDA is approved, Otsuka may have the right to extend the term for another five years. Once the patent life has expired for a product, we may be subject to competition from generic pharmaceutical companies.

If we are unable to protect the confidentiality of our proprietary information and know-how, the value of our technology and products could be adversely affected.

We rely on trade secret protection and confidentiality agreements to protect certain proprietary know-how that is not patentable, for processes for which patents are difficult to enforce and for any other elements of our development processes with respect to emixustat and our other product candidates that involve proprietary know-how, information and technology that is not covered by patent applications. While we maintain physical security of our premises and physical and electronic security of our information technology systems, security measures may be breached and we may not have adequate remedies to protect the confidentiality of our proprietary information and know-how. Our systems and external backup measures may also be vulnerable to damage or breach due to natural disasters or other unexpected events.

While we require all of our employees, consultants, advisors and any third-parties who have access to our proprietary know-how, information and technology to enter into confidentiality agreements, we cannot be certain that this know-how, information and technology will not be disclosed or that competitors will not otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques. These agreements may be terminated or breached, and we may not have adequate remedies for any such termination or breach. Furthermore, these agreements may not provide meaningful protection for our trade secrets and know-how in the event of unauthorized use or disclosure as the laws of some foreign countries do not protect proprietary rights to the same extent as the laws of the United States. Additionally, to the extent we license certain proprietary know-how, information or technologies from third-parties, including our collaboration partners, we also rely on such third-parties to adopt and enforce policies to protect such proprietary know-how, information and technology.

Third-party claims of intellectual property infringement may prevent or delay our discovery, development and commercialization efforts with respect to emixustat and our other product candidates.

Our commercial success depends, in part, on avoiding infringement of the patents and proprietary rights of third parties. Third parties may assert that we are employing their proprietary technology without authorization. Although we are not currently aware of any litigation or other proceedings or third-party claims of intellectual property infringement related to emixustat, the biotechnology and pharmaceutical industries are characterized by extensive litigation regarding patents and other intellectual property rights. Other parties may allege that our activities infringe their patents or that we are employing their proprietary technology without authorization. We may not have identified all the patents, patent applications or published literature that affect our business either by blocking our ability to commercialize our product, by preventing the patentability of one or more aspects of our products or those of our licensors or by covering the same or similar technologies that may affect our ability to market our product. In addition, third parties may obtain patents in the future and claim that use of our product candidates or technologies infringes upon these patents. Furthermore, parties making claims against us may obtain injunctive or other equitable relief, which could effectively block our ability to further develop and commercialize one or more of our product candidates. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from our business. In the event of a successful claim of infringement against us, we may have to pay substantial damages, obtain one or more licenses from third parties or pay royalties, or we may be enjoined from further developing or commercializing our product candidates and technologies.

We may become involved in lawsuits to protect or enforce our patents or the patents of our licensors, which could be expensive, time consuming and unsuccessful.

Competitors may infringe our patents or the patents of our licensors. To the extent we rely on third parties for our proprietary rights, we will have limited control over the protection and defense of such rights. To counter infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time consuming. In addition, in an infringement proceeding, a court may decide that a patent of ours or our licensors is not valid or is unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology in question. An adverse result in any litigation or defense proceedings could put one or more of our patents at risk of being invalidated or interpreted narrowly and could put our patent applications at risk of not issuing.

Interference proceedings brought by the United States Patent and Trademark Office may be necessary to determine the priority of inventions with respect to our patents and patent applications or those of our collaborators or licensors. An unfavorable outcome could require us to cease using the technology or to attempt to license rights to it from the prevailing party. Litigation or interference proceedings may fail and, even if successful, may result in substantial costs and distraction of our management and other employees.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock.

If we use hazardous or biological materials in a manner that causes injury or violates applicable law, we may be liable for damages.

Our research and development activities involve the controlled use of potentially hazardous substances, including chemical and biological materials. In addition, our operations produce hazardous waste products. Federal, state and local laws and regulations in the United States govern the use, manufacture, storage, handling and disposal of hazardous materials. Although we believe that our procedures for use, handling, storing and disposing of these materials comply with legally prescribed standards, we may incur significant additional costs to comply with applicable laws in the future. Also, even if we are in compliance with applicable laws, we cannot completely eliminate the risk of contamination or injury resulting from hazardous materials and we may incur liability as a result of any such contamination or injury. In the event of an accident, we could be held liable for damages or penalized with fines, and the liability could exceed our resources. We do not have any insurance for liabilities arising from hazardous materials. Compliance with applicable environmental laws and regulations is expensive, and current or future environmental regulations may impair our research, development and production efforts, which could harm our business, operating results and financial condition.

Risks Relating to Our Financial Results and Need for Financing

Our historical results of operations may not be indicative of our future profitability or growth, and we may not be able to continue to maintain or increase our profitability or growth.

As of March 31, 2013, we had an accumulated deficit of $4.0 million, which was attributable to net losses incurred from our inception in 2002 through the end of 2008 when we entered into our first two collaboration agreements with Otsuka. Since September 2008, revenues from research and development activities under our collaboration agreements with Otsuka have been our only source of revenues. In the second half of 2011, Otsuka began funding our portion of the development costs under the Emixustat Agreement and we record these advances as revenues in our financial statements. We are contingently obligated to repay these advances, plus interest, with a portion of any revenues we generate, if any, from the commercialization of products under the Emixustat Agreement in future periods. For a detailed discussion of our financial condition and results of operations, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” In future periods, we may not succeed in maintaining recently achieved profitability and could incur additional losses. We expect to incur significant additional operating expenses associated with being a public company. We also expect that our operating expenses will continue to increase in all areas as we seek to grow our business. If revenue does not increase, our operating results will be negatively affected. You should not consider our recent growth rates of revenue and net income as indicative of our future growth.

Our operating results may fluctuate in the future, which could cause our stock price to decline.

Our quarterly and annual results of operations may fluctuate in the future due to a variety of factors, many of which are outside of our control. The revenues we generate, if any, and our operating results will be affected by numerous factors, including, but not limited to:

•	the development status of our product candidates and, particularly, the timing of any milestone payments to be paid or received by us under our collaboration agreements;

•	the incurrence of clinical expenses that could fluctuate significantly from period to period;

•	the unpredictable effects of collaborations during these periods;

•	the timing of our satisfaction of applicable regulatory requirements;

•	the rate of expansion of our clinical development and other internal development efforts;

•	the effect of competing technologies and products and market developments; and

•	general and industry-specific economic conditions.

If our operating results fall below the expectations of investors or securities analysts, the price of our common stock could decline substantially. Furthermore, any fluctuations in our operating results and cash flows may, in turn, cause the price of our stock to fluctuate substantially. We believe that comparisons of our historical financial results are not necessarily meaningful and should not be relied upon as an indication of our future performance.

We may need additional financing, which may be difficult to obtain. Our failure to obtain necessary financing or doing so on unattractive terms could adversely affect our development programs and other operations.

We currently believe that our available cash, cash equivalents and investments, together with our net proceeds from this offering, Otsuka’s funding of our share of development costs under the Emixustat Agreement, expected reimbursements from Otsuka under our collaboration agreements, and interest income, will be sufficient to meet our working capital and capital expenditure requirements for at least the next twelve months. However, our future working capital and capital expenditure requirements will depend on many factors, including:

•	the success of our collaborations with Otsuka to develop and commercialize product candidates;

•	the scope and results of our clinical trials;

•	advancement of other product candidates into development;

•	potential acquisition or licensing of other products or technologies;

•	the timing of, and the costs involved in, obtaining regulatory approvals;

•	the cost of manufacturing activities;

•	the cost of commercialization activities, including product marketing, sales and distribution;

•	the costs involved in preparing, filing, prosecuting, maintaining and enforcing patent claims and other patent-related costs, including litigation costs and the results of such litigation; and

•	our ability to establish and maintain additional collaborative arrangements.

Additional financing may not be available to us when we need it or it may not be available on favorable terms. If we are unable to obtain adequate financing on a timely basis, we may be required to significantly curtail one or more of our development, licensing or acquisition programs. We could be required to seek funds through arrangements with collaborators or others that may require us to relinquish rights to some of our technologies, product candidates or products which we would otherwise pursue on our own. If we raise additional funds by issuing equity securities, our then-existing shareholders will experience dilution and the terms of any new equity securities may have preferences over our common stock.

We are an “emerging growth company,” and any decision on our part to comply only with certain reduced disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

We are an emerging growth company, as defined in the JOBS Act, and, for as long as we continue to be an emerging growth company, we may choose to take advantage of certain exemptions from various reporting requirements applicable to other public companies, including, but not limited to, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years, although, if the market value of our common stock that is held by non-affiliates exceeds $700 million as of any June 30 before the end of that five-year period, we would cease to be an emerging growth company as of the following December 31. We cannot predict if investors will find our common stock less attractive if we choose to rely on these exemptions. If some investors find our common stock less attractive as a result of any choices to reduce future disclosure, there may be a less active trading market for our common stock and our stock price may be more volatile.

Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

Risks Related to this Offering

There has been no prior trading market for our common stock, an active trading market may not develop or be sustained following this offering and you may not be able to sell your shares at or above the initial offering price.

Prior to this offering, there has been no public market for our common stock, and we cannot assure you that an active trading market will develop or be sustained after this offering. The initial public offering price will be negotiated between us and the underwriters, based on the results of a book-building process, and may not be indicative of the market price of our common stock after this offering. The market price of our common stock may decline below the initial public offering price, and you may not be able to resell your shares at or above this price.

Although we intend to list our shares on the Mothers market of the Tokyo Stock Exchange, or TSE, we may be unable to maintain that listing.

The market prices for securities of biotechnology and pharmaceutical companies in general, and clinical-stage companies in particular, have been highly volatile and may continue to be highly volatile in the future. Volatility in the market price for a particular company’s stock has often been unrelated or disproportionate to the operating performance of that company. Market and industry factors may seriously harm the market price of our common stock, regardless of our operating performance. The following factors, in addition to the other factors described in this “Risk Factors” section, may have a significant impact on the market price of our common stock:

•	the development status of our product candidates, including results of our clinical trials;

•	market conditions or trends related to the biotechnology and pharmaceutical industries, or the market in general;

•	announcements of technological innovations, new commercial products or other material events by our competitors or us;

•	disputes or other developments concerning our proprietary rights;

•	changes in, or failure to meet, securities analysts’ or investors’ expectations of our financial performance;

•	additions or departures of key personnel, particularly Dr. Kubota, or members of our board of directors;

•	discussions of our business, products, financial performance, prospects or stock price by the financial and scientific press or securities analysts or lack of analyst coverage;

•	public concern as to the safety of drugs and drug delivery techniques;

•	regulatory developments in the United States, Japan and other foreign countries;

•	changes in health care payment systems, including developments in price control legislation; or

•	general economic and political factors, including wars, terrorism, natural disasters and political unrest.

In the past, following periods of volatility in the market price of a particular company’s securities, securities class action litigation has often resulted. We may become subject to this type of litigation, which is often extremely expensive and diverts management’s attention, even if such litigation is ultimately concluded in a manner favorable to us.

Purchasers in this offering will immediately experience substantial dilution in pro forma net tangible book value.

The initial public offering price will be substantially higher than the pro forma net tangible book value per share of our common stock immediately following this offering based on the total value of our tangible assets less our total liabilities. Therefore, if you purchase shares of our common stock in this offering, you will experience immediate dilution of approximately $         per share, the difference between the price per share you

pay for our common stock and its pro forma net tangible book value per share as of March 31, 2013. See “Dilution.” Furthermore, investors purchasing shares of our common stock in this offering will only own approximately     % of our outstanding shares of common stock after the offering even though their aggregate investment will represent     % of the total consideration received by us in connection with all initial sales of shares of our capital stock outstanding as of March 31, 2013. To the extent outstanding options to purchase our common stock are exercised, investors purchasing our common stock in this offering will experience further dilution.

The price of our stock could decrease as a result of shares being sold in the market after this offering.

Additional sales of our common stock in the public market after this offering, or the perception that these sales could occur, could cause the market price of our shares to decline. Upon the completion of this offering, we will have approximately                  shares of common stock outstanding of which     % are held by directors, officers and their affiliates as a group. Accordingly, if our directors or officers sell a significant number of shares of our common stock, this may have an impact on our stock price.

All of the shares sold in this offering will be freely transferable without restriction or additional registration under the Securities Act of 1933. Our directors, officers and security holders will be subject to market standoff agreements described under the caption “Shares Eligible for Future Sale.” Subject to the provisions of Rules 144 and 701 under the Securities Act, the                  remaining shares, or approximately     %, of our common stock outstanding after this offering will be available for sale following the expiration of these market standoff agreements. These market standoff agreements expire 180 days from the date of this prospectus. Our existing shareholders include investment funds that specialize in investment in early stage companies. Such investors may seek to dispose of their holdings once our shares are listed.

Pursuant to the terms of an amended and restated investors’ rights agreement, immediately following this offering, the holders of approximately 14,450,231 shares of our common stock will be entitled to rights with respect to the registration of these shares under the Securities Act. See “Description of Capital Stock—Registration Rights.” If we register the resale of their shares following the expiration of the market standoff agreements, these shareholders could sell those shares in the public market without being subject to the volume and other restrictions of Rules 144 and 701.

Promptly as possible after the date of this prospectus, we intend to register approximately                  shares of our common stock subject to options outstanding or reserved for future issuance under our stock incentive plans. Of these shares, approximately                  shares will be eligible for sale upon the exercise of vested options immediately after the expiration of the market standoff agreements described above.

As a public company, we will be subject to additional financial and other reporting and corporate governance requirements that may be difficult for us to satisfy, will raise our costs and may divert resources and management attention from operating our business.

We have historically operated as a private company. After this offering, we will need to file with the Securities and Exchange Commission, or SEC, annual and quarterly information and other reports that are specified in the Securities Exchange Act of 1934, as amended, or the Exchange Act, and SEC regulations. Thus, we will need to ensure that we have the ability to prepare on a timely basis financial statements that comply with SEC reporting requirements. We will also become subject to other reporting and corporate governance requirements, including the listing standards of the Mothers market of the TSE and the provisions of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and the regulations promulgated thereunder, which will impose significant new compliance obligations upon us. As a public company, we will be required, among other things, to:

•	prepare and distribute periodic reports and other shareholder communications in compliance with our obligations under the United States and Japanese securities laws and the TSE rules;

•	define and expand the roles and the duties of our board of directors and its committees;

•	institute more comprehensive compliance, investor relations and internal audit functions;

•

evaluate and maintain our system of internal control over financial reporting, and report on management’s assessment thereof, in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act and related rules and regulations of the SEC and the Public Company Accounting Oversight Board; and

•	involve and retain outside legal counsel and accountants in connection with the activities listed above.

In order to meet the listing standard of the Mothers market of the TSE, the adequacy of our internal control over financial reporting must be assessed by management for each year commencing with the year ending December 31, 2013. We are in the process of developing comprehensive documentation of our internal control over financial reporting on a periodic basis in accordance with Section 404 of the Sarbanes-Oxley Act. Furthermore, we have not tested our internal control over financial reporting in accordance with Section 404 and, due to our lack of documentation, this testing would not be possible at this time. If we were unable to implement the controls and procedures required by Section 404 in a timely manner or otherwise to comply with Section 404, management might not be able to certify, and our independent registered public accounting firm might not be able to report on, the adequacy of our internal control over financial reporting. If we are unable to maintain adequate internal control over financial reporting, we might be unable to report our financial information on a timely basis and might suffer adverse regulatory consequences or violate TSE listing standards. There could also be a negative reaction in the financial markets due to a loss of investor confidence in us and the reliability of our financial statements.

The changes necessitated by becoming a public company will require a significant commitment of additional resources and management oversight that will increase our costs and might place a strain on our systems and resources. As a result, our management’s attention might be diverted from other business concerns. In addition, we might not be successful in implementing and maintaining controls and procedures that comply with these requirements. If we fail to maintain an effective internal control environment or to comply with the numerous legal and regulatory requirements imposed on public companies, we could make material errors in, and be required to restate, our financial statements. Any such restatement could result in a loss of public confidence in the reliability of our financial statements and sanctions imposed on us by the SEC.

Any future issuance of equity or debt securities by us may adversely affect the rights or value of our previously issued common stock.

If we raise additional capital through the issuance of equity or securities convertible into equity, further dilution to our then existing shareholders will result and new investors could have rights superior to the rights of holders of the shares of common stock issued in this offering. If we raise additional funds through the issuance of debt securities, these securities could have rights that are senior to holders of our common stock and could contain covenants that restrict our operations. In addition, the terms of future financings may restrict our ability to raise additional capital, which would delay or prevent the further development or commercialization of our product candidates.

A limited number of shareholders will have the ability to influence the outcome of director elections and other matters requiring shareholder approval.

After this offering, Dr. Kubota, our largest shareholder, as an individual, and our directors and executive officers and their affiliates, as a group, will beneficially own approximately     % and     % of our outstanding common stock, respectively. Dr. Kubota or these shareholders, if they acted together, could exert substantial influence over matters requiring approval by our shareholders, including electing directors and approving mergers, acquisitions or other business combination transactions. This concentration of ownership may discourage, delay or prevent a change of control of our company, which could deprive our shareholders of an opportunity to receive a premium for their stock as part of a sale of our company and might reduce our stock price. These actions may be taken even if they are opposed by our other shareholders, including those who purchase shares in this offering.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion over the use of proceeds from this offering, including for any purposes described in the “Use of Proceeds” section of this prospectus. You may not agree with management’s decisions, and our use of the proceeds may not yield any return on your investment in us. You will not have the opportunity, as part of your investment in our common stock, to assess whether the net proceeds of this offering will be used appropriately. The failure of our management to apply the net proceeds of this offering effectively could harm our business and financial condition, which may cause our stock price to decline.

Anti-takeover provisions in our charter documents and under Washington law could make an acquisition of us more difficult, limit attempts by shareholders to replace or remove our management and affect the market price of our common stock.

Provisions in our articles of incorporation and bylaws, as amended and restated in connection with this offering, may have the effect of delaying or preventing a change of control or changes in our management. Our amended and restated articles of incorporation or amended and restated bylaws will include provisions that:

•	authorize our board of directors to issue, without further action by our shareholders, up to shares of undesignated preferred stock as described in “Description of Capital Stock—Preferred Stock”;

•	establish that our board of directors will be divided into three classes of directors with staggered three-year terms;

•	provide that our directors may be removed only for cause;

•	provide that vacancies on our board of directors may be filled only by the affirmative vote of a majority of directors then in office or by the sole remaining director;

•	provide that only our board of directors may change the size of our board of directors;

•	specify that special meetings of our shareholders can be called only by the chairman of our board of directors, our chief executive officer, our president or our board of directors;

•	establish advance notice procedures for shareholder proposals to be brought before a meeting of shareholders and nominations of persons for election to our board of directors; and

•	require the approval of our board of directors or the holders of two-thirds of the voting power of our outstanding common stock to amend or repeal our amended and restated bylaws.

The provisions described above may frustrate or prevent any attempts by our shareholders to replace or remove our current management by making it more difficult for shareholders to replace members of our board of directors, which is responsible for appointing our management. In addition, because we are incorporated in the State of Washington, we are governed by the provisions of Chapter 23B.19 of the Washington Business Corporation Act, which prohibits certain business combinations between us and certain significant shareholders unless specified conditions are met. These provisions may also have the effect of delaying or preventing a change of control of our company, even if this change of control would benefit our shareholders. See “Description of Capital Stock.”

We do not expect to pay dividends in the foreseeable future. As a result, you must rely on stock appreciation for any return on your investment.

We do not anticipate paying cash dividends on our common stock in the foreseeable future. Any payment of cash dividends will also depend on our financial condition, results of operations, capital requirements and other factors and will be at the discretion of our board of directors. Accordingly, you will have to rely on capital appreciation, if any, to earn a return on your investment in our common stock. Furthermore, we may in the future become subject to contractual restrictions on, or prohibitions against, the payment of dividends.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

In addition to historical information, this prospectus contains forward looking statements. Forward looking statements include, among other things, statements regarding our intent, belief or expectation and may include words such as “project,” “believe,” “anticipate,” “plan,” “expect,” “estimate,” “intend,” “continue,” “should,” “would,” “could,” “potentially,” “will” or “may,” or other similar words and expressions that convey uncertainty about future events or outcomes to identify these forward looking statements. From time to time, we make forward-looking oral and written public statements concerning our expected future operations and performance. Forward-looking statements reflect our good-faith beliefs and best judgment based upon current information, they are not guarantees of future performance and are subject to known and unknown risks and uncertainties, including those mentioned in “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other sections within this prospectus. The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Actual results may differ materially from the expectations contained in the forward-looking statements as a result of various factors.

Forward looking statements in this prospectus include, among other things, statements about:

•	our expectations regarding our revenues, expenses, effective tax rates and other results of operations;

•	our anticipated capital expenditures and our estimates regarding our capital requirements;

•	our liquidity and working capital requirements;

•

our need to obtain additional funding and our ability to obtain future funding on acceptable terms, including funding necessary to complete the pre-clinical or clinical trials for emixustat, rebamipide, and OPA-6566;

•	our need to obtain additional funding to discover research candidates and to advance our research candidates into the clinic;

•	the willingness of our collaborative partner to continue to co-develop or to co-promote our product candidates;

•	our anticipated uses of the net proceeds from this offering;

•	the prevalence of the diseases we target;

•	our anticipated strategies for growth and sources of new revenues;

•	our ability to attract collaborators with research, development, regulatory and commercialization expertise;

•	our ability to obtain and maintain regulatory approval of our product candidates, and any related restrictions, limitations, and/or warnings in the label of an approved product candidate;

•	our current and future products, applications and functionality and plans to promote them;

•	anticipated trends and challenges in our business and in the markets in which we operate;

•	the performance of our third-party suppliers and manufacturers;

•	the evolution of other therapies for the treatment of the diseases we target;

•	our ability to maintain, protect and enhance our intellectual property;

•	the success of competing therapies that are or become available;

•	the risk of loss of our chief executive officer, Ryo Kubota, M.D., Ph.D., and any other key scientific or management personnel;

•	the success, cost and timing of our product development activities and clinical trials;

•	our ability to retain and hire necessary employees and to staff our operations appropriately;

•	management compensation and the methodology for its determination;

•	our ability to stay abreast of new or modified laws and regulations that currently apply or become applicable to our business;

•	estimates and estimate methodologies used in preparing our financial statements and determining option exercise prices; and

•	the future trading prices of our common stock and the impact of securities analysts’ reports on these prices.

ESTIMATES AND STATISTICAL DATA

This prospectus also contains estimates and other statistical data, including those relating to the prevalence of sight-threatening and blinding eye diseases and respective growth rates of those diseases that we have obtained from market research reports from visiongain, Frost & Sullivan, and MarketScope and scientific publications and scientific reports, including those of the National Institutes of Health. These scientific publications and reports generally indicate that they have obtained their information from sources believed to be reliable, but do not guarantee the accuracy and completeness of their information. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates, as there is no assurance that any of them will be reached. Although we have not independently verified the accuracy or completeness of the data contained in these scientific publications and reports, based on our experience, we believe the publications and reports are reliable and that the conclusions contained in the publications and reports are reasonable.

USE OF PROCEEDS

We estimate that we will receive net proceeds of approximately $         million from the sale of              shares of our common stock that we are selling in this offering, based on an assumed initial public offering price of $         per share, the midpoint of the price range on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses. If the underwriters’ option to purchase additional shares in this offering is exercised in full, based on the same assumptions, we estimate that our net proceeds will be approximately $         million. Each $1.00 increase or decrease in the assumed initial public offering price would increase or decrease, as applicable, the net proceeds to us by approximately $         million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions.

The principal purposes of our selling shares in this offering are to obtain additional capital, to create a public market for our common stock and to facilitate our future access to the public equity markets. We expect to use the net proceeds of this offering for working capital and other general corporate purposes. In addition, we may use a portion of the net proceeds for the acquisition of, or investment in, product candidates, new products, intellectual property rights to products or companies that complement our business. We are not currently in discussions and have no commitments with respect to any such acquisitions or investments.

We currently have no specific plans for the use of the net proceeds to us from this offering. The amounts and timing of our actual expenditures will depend on numerous factors, including the success of our studies, changes in our business strategy, the amount of cash used in or generated by our operations and the extent to which we exercise co-promotion rights or obtain co-promotion rights under our collaboration agreements. We, therefore, cannot estimate the amount of the net proceeds to be used for any of the purposes described above. Our management will have broad discretion in the application of the net proceeds, and you will be relying on the judgment of our management regarding the application of the proceeds of this offering. Pending the uses described above, we intend to invest the net proceeds from this offering in interest-bearing obligations, investment grade instruments, certificates of deposit or direct or guaranteed obligations of the United States government. The goal with respect to the investment of these net proceeds will be capital preservation and liquidity so that these funds are readily available to fund our operations.

DIVIDEND POLICY

We have not declared or paid a cash dividend on our capital stock and do not intend to pay cash dividends for the foreseeable future. We intend to retain all available funds and any future earnings to fund the development and growth of our business. Any future determinations to pay dividends on our capital stock would depend on our results of operations, our financial condition and liquidity requirements, restrictions that may be imposed by applicable law or our contracts, and any other factors that our board of directors in its sole discretion may consider relevant.

CAPITALIZATION

The following table sets forth our cash, cash equivalents and investments and capitalization as of March 31, 2013:

•	on an actual basis;

•

on a pro forma basis to give effect to (i) the automatic conversion of all outstanding shares of our convertible preferred stock into an aggregate of 10,813,867 shares of our common stock effective upon the closing of this offering (ii) the automatic conversion of all outstanding contingently convertible debt into an aggregate of 3,636,364 shares of our common stock effective upon the closing of this offering and (iii) the amendment and restatement of our articles of incorporation immediately following the closing of this offering; and

•

on a pro forma as adjusted basis to reflect the pro forma adjustments and give effect to the issuance and sale by us of              shares of common stock in this offering and the receipt of the net proceeds from our sale of these shares at an assumed initial public offering price of $         per share (the midpoint of the price range on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The information below is illustrative only. Our capitalization following this offering will depend on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table in conjunction with the sections entitled “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus.

	As of March 31, 2013
	Actual	Pro Forma	Pro Forma as Adjusted(1)
	(Unaudited) (In thousands)
Cash, cash equivalents and investments	$34,629	$34,629	$

Current maturities of contingently convertible debt, related party	12,000
Shareholders’ equity:
Convertible preferred stock, no par value, 52,453 shares authorized:
Series A, no par value, 2,734 shares authorized, issued and outstanding (actual); no shares authorized, issued and outstanding (pro forma and pro forma as adjusted); and liquidation value of $2,051	2,051	—		—
Series B, no par value, 17,900 shares authorized, issued and outstanding (actual); no shares authorized, issued and outstanding (pro forma and pro forma as adjusted); and liquidation value of $13,425	13,387	—		—
Series C, no par value, 31,818 shares authorized, 11,807 shares issued and outstanding (actual); no shares authorized, issued and outstanding (pro forma and pro forma as adjusted); and liquidation value of $12,988	12,771	—		—
Preferred stock, no par value; shares authorized; no shares issued and outstanding (actual) (pro forma as adjusted)	—	—		—
Common stock, no par value; 60,000 shares authorized; 11,951 shares issued and outstanding (actual); 60,000 shares authorized and 26,401 shares issued and outstanding (pro forma); and shares authorized and shares issued and outstanding (pro forma as adjusted)	3,409	43,618
Additional paid-in capital	2,260	2,260
Accumulated other comprehensive loss	(2)	(2)
Accumulated deficit	(4,048)	(4,048)

Total shareholders’ equity	29,828	41,828

Total capitalization	$41,828	$41,828	$

(1)	A $1.00 increase or decrease in the assumed initial public offering price of $ per share (the midpoint of the price range on the cover page of this prospectus) would increase or decrease the amount of cash, cash equivalents and investments, additional paid-in capital and total shareholders’ equity and total capitalization by approximately $ million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable in connection with this offering. The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

The number of shares in the table above excludes, as of March 31, 2013:

•	804,384 shares of our common stock issuable upon the exercise of stock options outstanding as of March 31, 2013 with a weighted average exercise price of $6.40 per share and

•

             shares of our common stock reserved for issuance under our 2013 Equity Incentive Plan, which contains provisions that will automatically increase its share reserve each year, as more fully described in “Executive Compensation—Employee Benefit Plans.”

DILUTION

If you invest in our common stock in this offering, your interest will be diluted to the extent of the difference between the initial public offering price of our common stock and the pro forma as adjusted net tangible book value of our common stock after giving effect to this offering. As of March 31, 2013, our pro forma net tangible book value, before giving effect to this offering, was approximately $         million, or $         per share. Pro forma net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the number of outstanding shares of our common stock, after giving effect to the automatic conversion of all outstanding shares of our convertible preferred stock into an aggregate of 10,813,867 shares of our common stock and the automatic conversion of all of our contingently convertible debt into an aggregate of 3,636,364 shares of our common stock.

After giving effect to the sale by us of the              shares of our common stock offered by us in this prospectus at an assumed initial public offering price of $         per share (the midpoint of the price range on the cover page of this prospectus), after deducting the estimated underwriting discounts and commissions and the estimated offering expenses, our pro forma as adjusted net tangible book value as of March 31, 2013 would have been approximately $         million, or $         per share. This represents an immediate increase in pro forma net tangible book value of $         per share to existing shareholders and an immediate dilution of $         per share to new investors purchasing shares of our common stock at the initial public offering price. The following table illustrates this per share dilution:

Assumed initial public offering price per share of our common stock		$
Pro forma net tangible book value per share as of March 31, 2013	$
Increase in pro forma net tangible book value per share attributable to new investors

Pro forma as adjusted net tangible book value per share as of March 31, 2013 after giving effect to this offering

Dilution per share to new investors		$

A $1.00 increase or decrease in the assumed initial public offering price of $         per share would increase or decrease our pro forma as adjusted net tangible book value per share after this offering by $         per share and the dilution to new investors by $         per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses. If the underwriters exercise in full their option to purchase additional shares of our common stock in this offering, the pro forma as adjusted net tangible book value per share after giving effect to this offering would be $         per share, and the dilution to investors in this offering would be $         per share.

The following table summarizes, on a pro forma as adjusted basis as of March 31, 2013, described above, the difference between our existing shareholders and the purchasers of shares of our common stock in this offering with respect to the number of shares of our common stock purchased from us, the total consideration paid to us and the average price per share paid to us, based on an assumed initial public offering price of $         per share (the midpoint of the price range on the cover page of this prospectus), before deducting the estimated underwriting discounts and commissions and estimated offering expenses:

	Shares Purchased			Total Consideration			Average Price per Share
	Number	Percent		Amount	Percent
	(in thousands, except per share data)
Existing shareholders	26,401		%	$43,873		%	$ 1.66
New investors

Total		100.0%			100.0%

A $1.00 increase or decrease in the assumed initial public offering price of $         per share would increase or decrease, respectively, total consideration paid by new investors and total consideration paid by all shareholders by approximately $         million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

The foregoing calculations are based on 11,950,873 shares of our common stock outstanding as of March 31, 2013 and exclude:

•	804,384 shares of our common stock issuable upon the exercise of stock options outstanding as of March 31, 2013 with a weighted average exercise price of $6.40 per share and

•

             shares of our common stock reserved for issuance under our 2013 Equity Incentive Plan, which contains provisions that will automatically increase its share reserve each year, as more fully described in “Executive Compensation—Employee Benefit Plans.”

The foregoing discussion and tables assume no exercise of our stock options outstanding as of March 31, 2013, consisting of 804,384 shares of our common stock issuable upon the exercise of stock options with a weighted average exercise price of approximately $6.40 per share. If all of these options were exercised, then:

•	there would be an additional $ per share of dilution to new investors;

•

our existing shareholders, including the holders of these options, would own     % and our new investors would own     % of the total number of shares of our common stock outstanding upon the completion of this offering; and

•

our existing shareholders, including the holders of these options, would have paid     % of total consideration, at an average price per share of $        , and our new investors would have paid     % of total consideration.

SELECTED FINANCIAL DATA

The following tables present selected historical financial data for our business. You should read this information together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements, related notes and other financial information, each included elsewhere in this prospectus. The selected financial data in this section are not intended to replace our financial statements and are qualified in their entirety by our financial statements and related notes.

The selected statement of income data for the years ended December 31, 2011 and 2012 and the selected balance sheet data as of December 31, 2011 and 2012 are derived from our audited financial statements and related notes. The selected statement of income data for the three months ended March 31, 2012 and 2013 and the selected balance sheet data as of March 31, 2013 are derived from our unaudited financial statements included elsewhere in this prospectus. Our unaudited financial data reflect, in the opinion of management, all adjustments, consisting of normal and recurring adjustments, necessary for a fair presentation of these statements. Our historical results are not necessarily indicative of the results to be expected for any future periods.

The pro forma per share data include the effect of the automatic conversion of all currently outstanding shares of our convertible preferred stock and contingently convertible debt into shares of our common stock effective upon the closing of this offering, as though the conversion had occurred at the beginning of the indicated fiscal period. For information concerning the calculation of diluted and pro forma per share information, please refer to note 2 to our financial statements.

	Year Ended December 31,		Three Months Ended March 31,
Statements of Income Data:	2011	2012	2012	2013
	(in thousands, except per share data)
Revenues from collaborations with related party	$34,226	$46,424	$9,590	$15,980
Expenses:
Research and development	24,183	31,604	7,214	8,128
General and administrative	6,174	7,787	1,860	2,132

Total expenses	30,357	39,391	9,074	10,260

Income from operations	3,869	7,033	516	5,720
Other income (expense), net:
Interest income	21	27	16	18
Interest expense	(143)	(138)	(35)	(30)
Other income (expense), net	39	(97)	(8)	(4)

Income before income tax	3,786	6,825	489	5,704
Income tax benefit (expense)	2,480	(2,647)	(176)	(1,993)

Net income	$6,266	$4,178	$313	$3,711
Net income attributable to participating securities	4,584	3,056	229	2,712

Net income attributable to common shareholders	$1,682	$1,122	$84	$999

Net income per share attributable to common shareholders, basic	$0.14	$0.09	$0.01	$0.08

Weighted average shares used to compute net income per share attributable to common shareholders, basic	11,897	11,901	11,899	11,944
Net income attributable to common shareholders per share, diluted	$0.14	$0.09	$0.01	$0.08

	Year Ended December 31,		Three Months Ended March 31,
Statements of Income Data:	2011	2012	2012	2013
	(in thousands, except per share data)
Weighted average shares used to compute net income per share attributable to common shareholders, diluted	12,045	12,158	12,129	12,198
Pro forma net income attributable to common shareholders per share, basic		$0.16		$0.14

Weighted average shares used to compute pro forma net income attributable to common shareholders per share, basic		26,351		26,394
Pro forma net income attributable to common shareholders per share, diluted		$0.16		$0.14

Weighted average shares used to compute pro forma net income attributable to common shareholders per share, diluted		26,608		26,648

	As of December 31,		As of March 31,
Balance Sheet Data:	2011	2012	2013
	(in thousands)
Cash, cash equivalents and investments	$19,117	$23,566	$34,629
Working capital	15,477	25,990	25,472
Total assets	41,495	47,024	55,901
Long-term deferred revenue from collaborations with related party	2,000	2,570	7,300
Contingently convertible debt, related party (including current portion)	12,000	12,000	12,000
Convertible preferred stock	28,209	28,209	28,209
Accumulated deficit	(11,937)	(7,759)	(4,048)
Total shareholders’ equity	20,840	25,607	29,828

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited financial statements and related notes to our financial statements included elsewhere in this prospectus. In addition to historical financial information, the following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results may differ materially from those contained in or implied by any forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in “Risk Factors.”

Overview

We are a clinical-stage biotechnology company that specializes in discovering and developing novel therapeutics to treat and slow the progression of sight-threatening ophthalmic diseases impacting millions of individuals worldwide. We focus on developing oral products based on our proprietary visual cycle modulation, or VCM, compounds to address a variety of retinal diseases, primarily age-related macular degeneration, or AMD, diabetic retinopathy, or DR, and diabetic macular edema, or DME, and potentially Stargardt disease, retinitis pigmentosa and retinopathy of prematurity. Our product candidates are designed to address the root cause of these diseases by reducing toxic by-products and oxidative damage as well as protecting the retina from light damage.

We were formed in April 2002 to pursue treatments for eye diseases. In 2003, we entered into an agreement with a pharmaceutical company to generate certain pre-clinical data from our screening technology on several of that company’s drug compounds. From 2003 through 2005, we entered into several collaboration agreements with another company to develop a cell-based discovery tool under which we generated revenue from a cost sharing arrangement. In 2006 and 2007, we entered into agreements, each with a different pharmaceutical company, to generate pre-clinical data on several drug compounds. From inception to the year ended December 31, 2007, we generated insignificant revenue under these research and development arrangements.

Commencing in 2007, we began focusing our development efforts on VCM. In April 2008, we submitted an investigational new drug application to the FDA for emixustat hydrochloride, or emixustat, our internally developed, orally-administered VCM compound, and in May 2008, the application became effective.

In September 2008, we entered into an agreement with Otsuka Pharmaceutical Co., Ltd., or Otsuka, a global pharmaceutical company based in Japan, to co-develop and commercialize emixustat and emixustat’s backup compounds for dry AMD and other ophthalmic indications. Under the terms of this agreement, which we refer to as the Emixustat Agreement, Otsuka paid us a $5.0 million initial license fee and agreed, among other things, to fund up to $40.0 million of all development costs and provide us with a three-year $15.0 million cooperative research program relating to emixustat’s other potential indications and its backup compounds. Otsuka fulfilled its $40.0 million development funding commitment and its $15.0 million three-year cooperative research program commitment in 2011. Beginning in 2011, we have been sharing the development costs under the agreement, with Otsuka funding our share of these development costs, which are repayable from our share of the profits, if any, or sale or licensing proceeds, if any, from the commercialization of emixustat. As discussed in the notes to our financial statements, we recognize revenue related to the receipt of the funds as it is earned and, during the year ended December 31, 2012 and the three months ended March 31, 2013, have recognized revenue of approximately $9.7 million and $3.4 million, respectively, under this borrowing arrangement. As of March 31, 2013, $0.5 million of accrued interest was contingently repayable under the arrangement. The Emixustat Agreement also provides for royalty payments between the parties, profit-and-loss sharing under certain conditions and the opportunity for us to earn up to $257.5 million in milestone payments from Otsuka based on the achievement of various development, regulatory and sales objectives. In the first quarter of 2013, we earned a $5.0 million milestone payment under this agreement related to the initiation of a Phase 2b/3 trial in the United States for emixustat, which is currently ongoing.

Since Otsuka fulfilled its $15.0 million three-year cooperative research program commitment under the Emixustat Agreement in 2011, we have continued to invest in our independent discovery research activities related to our VCM compounds. We expect our research and development expenses to increase as we continue to discover and develop product candidates.

In September 2008, we also entered into an agreement with Otsuka to co-develop rebamipide ophthalmic suspension, or rebamipide, for the treatment of dry eye syndrome in the United States. Under the terms of this agreement, which we refer to as the Rebamipide Agreement, Otsuka paid us an initial $2.0 million fee, which we recorded as deferred revenue, and agreed, among other things, to fund all development costs incurred thereunder and to make up to $30.0 million in milestone payments based on the achievement of various development and regulatory objectives and royalty payments of up to 6% based on achievement of certain sales levels. In 2012, we earned a $5.0 million milestone payment under this agreement related to the initiation of the Phase 3 clinical trial in the United States for rebamipide, which is currently ongoing.

In September 2010, we entered into an agreement with Otsuka to co-develop, and have the option to co-promote, OPA-6566, an adenosine A2a receptor agonist, in the United States for the treatment of glaucoma. Under this agreement, which we refer to as the Glaucoma Agreement, Otsuka has agreed, among other things, to fund all development costs until we exercise our option to opt-in to co-develop and co-promote OPA-6566 in the United States with Otsuka, and thereafter we would share development costs and be responsible for our share of commercialization costs, in each case subject to certain limitations. The Glaucoma Agreement also provides for potential milestone payments to Otsuka of up to $75.0 million, based upon various regulatory and sales objectives. We conducted Phase 1/2 clinical trials in the United States for OPA-6566 in 2012, and we and Otsuka are currently evaluating next steps for the program.

As of March 31, 2013, we had an accumulated deficit of $4.0 million and shareholders’ equity of $29.8 million. We funded our operations in 2002 through 2007 primarily by the sale of shares of our convertible preferred stock for net proceeds to our company of $28.2 million. In 2006, we issued four contingently convertible notes in an aggregate principal amount of $12.0 million which have been extended in various amounts and at varying dates by the note holders. The remainder of our funding to date has principally come from up-front or initial license fees, research and development activities under our collaboration agreements, milestone payments and Otsuka’s funding of our portion of development costs under the Emixustat Agreement. As of March 31, 2013, we had $34.6 million in cash, cash equivalents and investments and a $5.0 million line of credit secured by $5.8 million of restricted short and long term investments.

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations are based on our financial statements which have been prepared in accordance with accounting principles generally accepted in the United States, or GAAP. The preparation of our financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, costs and expenses and related disclosures. On an ongoing basis, we evaluate these estimates and judgments, including those described below. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. These estimates and assumptions form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results and experiences may differ materially from these estimates. To the extent that there are differences between our estimates and actual results, our future financial statement presentation, financial condition, results of operations and cash flows will be affected. We believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management’s judgments and estimates.

Revenue Recognition

One of our business strategies is to enter into collaboration agreements with pharmaceutical companies for the development and commercialization of product candidates. The terms of the agreements may include nonrefundable license fees, funding of research and development activities, payments based upon achievement of development milestones, payments based upon achievement of regulatory and revenue milestones, and product sales or royalties on product sales. We recognize revenue when four basic criteria have been met: (a) persuasive evidence of an arrangement exists; (b) delivery has occurred or services rendered; (c) the fee is fixed or determinable; and (d) collectability is reasonably assured.

Multiple Element Arrangements

Our collaboration agreements are multiple element arrangements which were analyzed to identify the deliverables included in the agreements and determine if the deliverables qualify as separate units of accounting. Deliverables are considered a separate unit of accounting when all of the following criteria are met: (i) the delivered item has value to the customer on a standalone basis and (ii) if the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item is considered probable and substantially in our control. There are no rights of return in any of our collaboration agreements.

Arrangement consideration is allocated to the separate units of accounting based on their relative selling price. We follow a hierarchy to determine the selling price for each unit of accounting, determining first if there is vendor-specific objective evidence, or VSOE, of fair value (the price at which the goods or services are regularly sold by us on a standalone basis). If VSOE of fair value is not available, third-party evidence, or TPE, of vendors selling similar goods or services to similarly situated customers on a standalone basis is used to establish fair value. If neither VSOE nor TPE of fair value exists, we use our best estimate of the selling price, or BESP, for that unit of accounting. Our BESP represents the price at which we would transact if the unit of accounting were sold by us regularly on a standalone basis. In accordance with our hierarchical approach, we determined that neither VSOE nor TPE were available and relied on BESP to establish fair value for the various units of accounting under our collaboration agreements.

Once the selling price for each unit of accounting has been established, the consideration received is allocated among the units of accounting based on their relative selling price, and the applicable revenue recognition criteria are applied to each of the separate units. The amount of arrangement consideration allocable to a delivered item that is a separate unit of accounting is limited to arrangement consideration that is fixed or determinable. Payments that are contingent upon the occurrence of future events that are not exclusively within our control are excluded from the allocable arrangement consideration until the contingency is resolved.

When we have continuing performance obligations, revenue is recognized using one of two methods, a proportional performance model or a time-based method. When we are able to estimate the total amount of services under a unit of accounting and such performance obligations are provided on a best-efforts basis, revenue is recognized using a proportional performance model. Costs incurred to date compared to total expected costs are used to determine proportional performance, as this is considered to be representative of the delivery of outputs. Changes in estimates of total expected costs are accounted for prospectively as a change in estimates. When we cannot reasonably estimate the total amount of service that is to be performed, but can reasonably estimate when the performance obligation ceases or becomes inconsequential, a time-based method is used to recognize revenue. Under the time-based method, revenue is recognized ratably over the estimated performance period of the unit of accounting, but not before the removal of any contingencies. If we cannot reasonably estimate when our performance obligation either ceases or becomes inconsequential and perfunctory, then revenue is deferred until the time at which we can reasonably estimate when the performance obligation ceases or becomes inconsequential and perfunctory. Revenue is then recognized over the remaining estimated period of performance. Significant judgment is required in determining the level of effort required and the period over which we are expected to complete our performance obligations under each unit of accounting.

Substantive Milestone Payments

Our collaboration agreements contain substantive milestones. A substantive milestone is defined as an event that meets the following conditions: (i) there is substantive uncertainty on the date the arrangement is entered into about whether the event will be achieved; (ii) achievement of the event is based in whole, or in part, on either our performance or a specific outcome resulting from our performance; and (iii) achievement of the event results in additional payment due to us. For a milestone to be considered substantive, the payment associated with its achievement must have all of the following characteristics: (i) relate solely to our past performance; (ii) be reasonable, relative to all of the deliverables and payment terms in the arrangement; and (iii) be commensurate with either our effort required to achieve the milestone or the enhanced value of the delivered item(s) as a result of the milestone achievement.

Substantive milestone payments are recognized upon achievement of the milestone only if all of the previous conditions are met and the milestone payments are nonrefundable. Determination as to whether a payment meets the aforementioned conditions involves our judgment. We have evaluated the nature of our arrangements and have elected to make a policy election to apply the milestone method where appropriate for our arrangements.

If any of the aforementioned conditions are not met, the resulting payment would not be considered a substantive milestone, and therefore, the resulting payment would be determined to be part of the allocable arrangement consideration and would be recognized as revenue as such performance obligations are performed under either the proportional performance or time-based methods, as applicable, and in accordance with the policies as described above.

Deferred Revenue

Amounts received prior to satisfying the above revenue recognition criteria are recorded as deferred revenue. Our long term deferred revenue at December 31, 2012 and March 31, 2013 consists of the $2.0 million up-front payment we received from Otsuka based on the terms of the Rebamipide Agreement. This amount will be recognized as revenue as refund provisions are satisfied. Other deferred revenue represents advanced payments received for our share of the funding of activities under the Emixustat Agreement.

Funded Development

As the Emixustat Agreement contains elements of funded development, we evaluated the agreement to determine if our obligation to Otsuka should be accounted for as a liability to repay a loan or as an obligation to perform contractual services. To conclude that a liability to repay a loan does not exist, the transfer of the financial risk involved with research and development from us to Otsuka must be substantive and genuine. We determined that our obligation to Otsuka should be accounted for as an obligation to perform contractual services because repayment depends solely on the results of development having future economic benefit. Consequently, amounts received from Otsuka for our share of development costs under the arrangement are recognized as revenue. Through March 31, 2013, we had recognized revenue of approximately $18.8 million, which amounts are contingently repayable as described above. As of March 31, 2013, the contingently repayable funding has accrued $0.5 million of interest, which is also contingently repayable under the same terms as the funding.

Research and Development and Clinical Trial Accounting

Research and development expenses include salaries, fees paid to external service providers and contract research organizations to conduct research and development activities, laboratory supplies, license fees, consulting fees and travel. Research and development costs are expensed as incurred. Certain indirect expenses are allocated between research and development, and general and administrative expenses as appropriate.

We record prepaid assets and accrued liabilities related to our clinical trials, associated with contract research organizations, clinical trial investigators and other vendors, based upon amounts paid and the estimated amount of work completed on each clinical trial or other activity. The financial terms of agreements vary from vendor to vendor and may result in uneven payment flows. As such, if we have advanced funds exceeding our estimate of the work completed, we record a prepaid asset. If our estimate of the work completed exceeds the amount paid, an accrued liability is recorded. All such costs are charged to research and development expenses based on these estimates or on actual costs incurred. Our estimates may or may not match the actual services performed by the organizations as determined by patient enrollment levels and related activities. We monitor patient enrollment levels and related activities to the extent possible through internal reviews, correspondence and discussions with our contract research organizations and review of contractual terms. However, if we have incomplete or inaccurate information, we may underestimate or overestimate activity levels associated with various clinical trials at a given point in time. In this event, we could record significant research and development expenses in future periods when the actual level of activities becomes known. To date, we have not experienced material changes in these estimates. Additionally, we do not expect material adjustments to research and development expenses to result from changes in the nature and level of clinical trial activity and related expenses that are currently subject to estimation. In the future, as we expand our clinical trial activities, we expect to have increased levels of research and development costs that will be subject to estimation.

Income Taxes

We recognize deferred tax assets and liabilities for the expected future tax consequences of events that have already been recognized in our financial statements or tax returns. We record the net operating loss, or NOL, associated with certain stock option exercises directly to shareholders equity only when they reduce income taxes payable. Deferred tax liabilities and assets are based on the difference between financial statement carrying amounts and the tax basis of assets and liabilities, operating loss, and tax credit carryforwards and are measured using enacted tax rates expected to be in effect in the years the differences or carryforwards are anticipated to be recovered or settled. Our deferred tax asset is primarily derived from temporary differences in NOL carryforwards and research and development tax credit carryforwards. A valuation allowance is established when we believe that it is more likely than not that benefits of the deferred tax assets will not be realized.

Tax Loss Carryforwards

As of December 31, 2012 and March 31, 2013, we had NOL carryforwards of $2.7 million and $0, respectively, and research and development tax credit carryforwards of $1.6 million and $1.2 million, respectively. The carryforwards are available to offset future tax liabilities. The research and development tax credits expire between 2022 and 2031. The annual limitation may result in the expiration of carryforwards before they can be utilized.

Uncertain Tax Positions

We recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in our financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. We did not have material unrecognized tax benefits as of December 31, 2012 or March 31, 2013, and we do not anticipate any significant changes in our unrecognized tax benefits over the next twelve months. Interest and penalties, if applicable, are recorded as tax expense.

Stock-Based Compensation

Stock-based compensation expense is based on the estimated fair value of the equity award on the date of the grant, and is recognized as expense, less estimated forfeitures, over the requisite service period, which is generally the vesting period. The fair value of each equity award is estimated using the Black-Scholes option-pricing model. We recognize stock-based compensation expense on a straight-line method. Determining the fair value of stock-based awards at the grant date requires management’s judgment regarding the following assumptions:

Volatility. As there was no public market for our common stock prior to our initial public offering and, therefore, a lack of company-specific historical or implied volatility data, we have determined the share-price volatility based on an analysis of certain publicly-traded companies that we consider our peer group. The companies in our peer group were selected in order to get a representation of companies that have similar characteristics to us, such as a mix of trials underway, strategic collaborations in place, company size, geographic location, and product candidate portfolio. The companies selected also have varying revenue levels (including some which are essentially pre-revenue or just recently into meaningful revenue generation) and profitability (including negative profitability). The companies comprising our peer group have been consistent for the periods presented.

Expected term. We estimate the expected life of employee share options based on the simplified method. Under this approach, the expected term is presumed to be the average between the vesting period and the contractual term. The expected term for options granted to nonemployees is generally the contractual term of the option.

Risk-free interest rate. The risk-free interest rate is based on the U.S. Treasury Note on the date of grant with a term substantially equal to the corresponding option’s expected term. In the case where an option’s expected term does not match the published interest rates, we interpolate the rate on a straight-line basis.

Dividend yield. We have never paid, nor expect to pay in the foreseeable future, dividends on our common stock.

Fair value of underlying stock. As there was no public market for our common stock prior to our initial public offering, we determined the fair market value of our common stock as outlined in the following section, “—Valuation of Common Stock.”

Valuation of Common Stock.

The following table summarizes information by grant date for the stock options we have granted since January 1, 2012. As discussed below, we have determined for each grant that the exercise price equaled the deemed fair value per share of our common stock as of the date of the grant.

Grant Date	Number of Shares Subject to Options Granted	Exercise Price Per Share	Deemed Fair Value of Our Common Stock Per Share	Weighted Average Estimated Fair Value of Options Per Share
5/24/2012	163,900	$9.30	$9.30	$5.88
11/6/2012	90,000	10.33	10.33	5.01
2/14/2013	55,000	10.33	10.33	4.71

Based on an assumed initial public offering price of $        per share, the midpoint of the price range set forth on the cover page of this prospectus, the aggregate intrinsic values of outstanding vested and unvested options to purchase shares of our common stock as of March 31, 2013 would have been $        million and $        million, respectively.

We are required to estimate the deemed fair value of the common stock underlying our stock-based awards when performing the fair value calculations using the Black-Scholes option-pricing model. The deemed fair value of the common stock underlying our stock-based awards was determined on each grant date by our board of directors, with input from management. Since December 2006, we have obtained valuation analyses prepared by a third-party valuation firm to assist us in determining the deemed fair value of our common stock. The valuations used methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the Practice Guide. In connection with these valuations, we provided projections for revenue and expenses on a pro-forma basis, information about our compounds in development, our performance and economic and financial market conditions to the third-party valuation firm, which used this and other information to perform its valuation analyses. Our board of directors reviewed and approved these valuations in conjunction with stock-based compensation grants. In determining the fair value of our common stock, the board of directors considered these valuation reports, and other qualitative and quantitative factors that they considered relevant, including:

•	the development status of our compounds and our ability to successfully develop and commercialize the compounds;

•	the relationship with our collaboration partner;

•	continuing research programs outside the compounds licensed though our collaboration agreements;

•	our ability to enter into additional collaboration agreements;

•	historical financial performance;

•	revenue and income projections;

•	our cash burn rate;

•	the market value of stock of our peer companies; and

•	present value of possible future cash flows.

As outlined below, the third-party valuation firm performed a top-down valuation by applying an income approach, or Income Approach, to estimate a business enterprise value from which the estimated deemed fair value of our common stock was derived. We prepared financial forecasts for revenue, expenses and cash flow on a pro-forma basis up to the year 2028, which approximated the end of the initial patent life of emixustat. The third-party valuation firm used this forecast in its discounted cash flow, or DCF, methodology to estimate our enterprise value using the Income Approach. The financial forecasts were based on a number of assumptions, including assumptions regarding the development stage of our compounds, our ability to successfully develop and commercialize the compounds, and our on-going relationship with our collaboration partner.

Under the Income Approach using the DCF methodology, estimated future free cash flow returns are discounted to present value at an appropriate rate of return for the investment, where the discount reflects the degree of risk associated with the future returns and returns available from alternative investments. Higher risk leads to a higher discount rate, which produces a lower value for the investment. Under the Income Approach, discrete period cash flows were estimated over several years, and estimated in a residual period. The analysis was based on a number of assumptions, including:

•	the development phase of our compounds and the probabilities that the compounds will continue to be developed and will be commercialized;

•

our expected revenue growth, cost of revenues, operating expenses, depreciation expense, income taxes and capital expenditures for the current and future years, which assumptions were based on our estimates as of the effective date of the valuation; and

•	a discount rate, which was applied to the forecasted discrete period cash flows and the residual cash flows projected beyond the discrete period.

After using the DCF methodology to arrive at a business enterprise value, the valuation then added our cash balance to the enterprise value to arrive at the fair value of invested capital, or the value available to all investors of a company, including equity capital (common stock and securities convertible into or exercisable for common stock), before consideration of any non-operating assets or liabilities. After arriving at the fair value for our total invested capital, the total value of equity is allocated over each series of our convertible preferred stock, contingently convertible debt, common stock and options to purchase common stock. Consistent with the Practice Guide, the value of each share of convertible preferred stock, contingently convertible debt and each share of common stock can be inferred from option-pricing methodology analysis.

This type of analysis models the fair value of the various securities comprising a company’s capital structure as a series of call options on the proceeds expected from the sale of the company or the liquidation of its assets at some future date. The model estimates the fair value of each class of securities as a function of the current estimated fair value of the company and assumptions based on the rights and preferences of the respective class. Under the option-pricing methodology used by the third-party valuation firm, the enterprise value was allocated to the convertible preferred stock, contingently convertible debt, common stock, and options to purchase common stock using a version of the Black-Scholes option valuation methodology. To determine the Black-Scholes assumptions, the time to a liquidity event is estimated, the risk-free rate is determined (typically based on the rate available on a government security whose term matches the assumed time to liquidity) and the volatility assumption is determined. For a private company, volatility is based on the historical stock performance for comparable public companies and consideration of the relative lifecycle stage of the company. After the option method was used to allocate the enterprise value to the convertible preferred stock, contingently convertible debt, common stock, and options to purchase common stock, a discount for “lack of marketability” was applied to the amount allocated to the common stock which was used to determine the value of the common stock.

As for “lack of marketability,” the holder of a non-marketable investment is subject to the risk that the investment’s value will decline before the investment can be sold to another investor in a private transaction. Conversely, the holder of an investment that is identical but for the fact that there exists an active public market for such investment is not subject to the same risk. Therefore, the holder of the non-marketable investment will have a higher required rate of return on the investment than the holder of the marketable investment. Consequently, the non-marketable investment will sell at a discount to the otherwise identical marketable investment. Ultimately, the factors that influence the size of the discount for lack of marketability fall into two categories: (1) factors that affect the duration of the holding period necessary to locate a buyer and negotiate a sale or to offer shares through a public offering, and (2) factors that affect the degree of risk faced per unit of time during this holding period. Risk per unit of time, according to modern investment theory, is the volatility of an investment’s total return (i.e., both dividends and capital appreciation), or the propensity for an investment’s actual return to differ from its expected return. Factors that either increase the duration of the holding period or increase the expected volatility of an investment’s total return result in higher discounts for lack of marketability.

April 1, 2012 Valuation

As of April 1, 2012, our board of directors determined the deemed fair value of our common stock to be $9.30 per share. Our board of directors determined this price taking into account the third-party valuation of our common stock performed as of April 1, 2012, which estimated that the deemed fair value of our common stock at that time was $9.30 per share. In the April 1, 2012 valuation, under the Income Approach, a discount rate of 22% was applied. After arriving at a business enterprise value, our cash balance was added to arrive at the fair value of total invested capital. A portion of the fair value for our total invested capital was then allocated to our common stock under the option-valuation methodology, assuming the following inputs: risk free rate of approximately 0.26%; volatility of approximately 55% (based on our peer group); and time to expiration of approximately one and a half years. Finally, the valuation applied a marketability discount of 25% to account for the lack of marketability relative to a public market and our proximity to an initial public offering.

Based on this valuation and other factors, our board of directors used $9.30 per share for the exercise price of the options that it granted on May 24, 2012, which it deemed to be the fair value of our common stock on the grant date. Our board of directors granted no other options during the period between the April 1, 2012 valuation and the date of the subsequent valuation as of October 1, 2012.

October 1, 2012 Valuation

As of October 1, 2012, our board of directors determined the deemed fair value of our common stock to be $10.33 per share. Our board of directors determined this price taking into account the third-party valuation of our common stock performed as of October 1, 2012, which estimated that the deemed fair value of our common stock at that time was $10.33 per share. In the October 1, 2012 valuation, under the Income Approach, a discount rate of 22% was applied. After arriving at a business enterprise value, our cash balance was added to arrive at the fair value of total invested capital. A portion of the fair value for our total invested capital was then allocated to our common stock under the option-valuation methodology, assuming the following inputs: risk free rate of approximately 0.17%; volatility of approximately 50% (based on our peer group); and time to expiration of approximately one year. Finally, the valuation applied a marketability discount of 20% to account for the lack of marketability relative to a public market and our proximity to an initial public offering.

Based on this valuation and other factors, our board of directors used $10.33 per share for the exercise price of the options that it granted on November 6, 2012 and February 14, 2013, which it deemed to be the fair value of our common stock on the grant dates.

We believe that the increase in the deemed fair value of our common stock from the April 1, 2012 valuation of $9.30 per share to the October 1, 2012 valuation of $10.33 per share was due to the combined effect of a revision of the revenue assumptions relating to emixustat that we used in the Income Approach and our continued progress towards the completion of an initial public offering. The revenue assumptions used in the October 1, 2012 valuation reflected an increased estimate for the dry AMD patient population in future years, resulting in additional revenue opportunity. The marketability discount was decreased from 25% to 20% given our progress towards an initial public offering.

Description of Operating Accounts

Revenue to date has been generated primarily by our research and development activities based on the collaboration and license agreements with Otsuka. Our revenue primarily consists of reimbursement from Otsuka for our fees paid to external service providers in connection with the collaboration agreements, Otsuka’s funding of our portion of development costs under the Emixustat Agreement, payment from Otsuka for our development services provided by our personnel, for services rendered as part of our collaborative research program, an initial license fee as part of the Emixustat Agreement, and milestone payments. We expect any revenue we generate will fluctuate from quarter to quarter as a result of the nature and timing of the compounds under development.

Research and development expenses incurred to date have substantially focused on developing therapies for sight-threatening diseases. Since entering into our collaboration agreements with Otsuka, our efforts have been principally directed towards fulfilling our commitments thereunder. We recognize research and development expenses as they are incurred and these costs primarily consist of fees paid to consultants, contract research organizations, independent monitors of our clinical trials, and parties acquiring and evaluating data in conjunction with our clinical trials, including all related fees such as investigator grants, patient screening, lab work and data compilation and statistical analysis; costs related to production of clinical materials, including fees paid to contract manufacturers; costs related to compliance with FDA regulatory requirements; consulting fees paid to third parties involved in research and development activities; compensation and related expenses for personnel in research and development functions; and an allocated portion of certain general and administrative costs. We expect our research and development expenses to increase in absolute dollars as we continue to develop our product candidates and as we continue with our discovery research activities.

General and administrative expenses consist primarily of compensation for employees in executive and administrative functions, including finance, accounting, and human resources. Other significant costs include facilities costs and professional fees for accounting and legal services, including legal services associated with obtaining and maintaining patents. We expect other general and administrative expenses to increase in absolute dollars as we incur additional costs related to the growth of our business, including our intellectual property portfolio, and as we assume the reporting requirements and compliance obligations of a public company.

Interest income consists primarily of interest earned on our cash, cash equivalents and short-term and long-term investments.

Interest expense consists primarily of interest expense incurred on our contingently convertible debt.

Other income (expense) consists primarily of foreign exchange gains/losses incurred on the Japan office transactions, gain or losses from the disposal of fixed assets or other miscellaneous items.

Income tax benefit (expense) consists primarily of the reduction of our valuation allowance, the utilization of our NOL carryforwards less taxes incurred on income.

Results of Operations

The following table sets forth, for the periods indicated, certain items from our statements of income expressed as a percentage of revenues, as well as the period-to-period change in these items.

	Year Ended December 31,		% Change 2011-2012	Three Months Ended March 31,		% Change 2012-2013
	2011	2012		2012	2013
Revenue from collaborations with related party	100.0%	100.0%	35.6%	100.0%	100.0%	66.6%
Expenses:
Research and development	70.7%	68.1%	30.7%	75.2%	50.9%	12.7%
General and administrative	18.0%	16.8%	26.1%	19.4%	13.3%	14.6%

Total expenses	88.7%	84.9%	29.8%	94.6%	64.2%	13.1%

Income from operations	11.3%	15.1%	81.8%	5.4%	35.8%	1,008.5%
Interest income	0.1%	0.1%	28.6%	0.2%	0.1%	12.5%
Interest expense	(0.4)%	(0.3)%	(3.5)%	(0.4)%	(0.2)%	(14.3)%
Other income (expense), net	0.1%	(0.2)%	(348.7)%	(0.1)%	(0.0)%	(50.0)%
Income before income tax	11.1%	14.7%	80.3%	5.1%	35.7%	1,066.5%
Income tax benefit (expense)	7.2%	(5.7)%	(206.7)%	(1.8)%	(12.5)%	1,032.4%
Net income	18.3%	9.0%	(33.3)%	3.3%	23.2%	1,085.6%

Three Months Ended March 31, 2012 Compared to the Three Months Ended March 31, 2013

Revenues from Collaborations with Related Party

Revenues from collaborations with related party totaled approximately $16.0 million in the three months ended March 31, 2013, representing an increase of approximately $6.4 million, or 66.6%, as compared to the same period in the prior year. The increase in revenues was due primarily to a $7.1 million increase in revenues from development services under the Emixustat Agreement, including a $5.0 million milestone payment associated with the initiation of the Phase 2b/3 clinical trial, offset by a $1.4 million decrease in revenue under the Glaucoma Agreement due to a completion of the Phase 1/2 clinical trial.

In addition to the foregoing presentation, we also prepare financial information related to clinical programs for various purposes. Our clinical programs consist of the following categories: Proprietary, which includes emixustat (program under the Emixustat Agreement); and In-Licensed, which includes rebamipide (program under the Rebamipide Agreement) and OPA-6566 (program under the Glaucoma Agreement).

The following table presents revenues for clinical programs (in thousands, except percentages):

	Three Months Ended March 31,		2012 to 2013 $ Change	2012 to 2013 % Change
	2012	2013
Proprietary	$4,837	$11,915	$7,078	146.3%
In-Licensed	4,753	4,065	(688)	(14.5)%

Total	$9,590	$15,980	$6,390	66.6%

Proprietary. Revenues from clinical programs under the Emixustat Agreement increased by $7.1 million in the three months ended March 31, 2013, or 146.3%, as compared to the same period in the prior year. The increase was due primarily to a milestone payment of $5.0 million associated with the initiation of the Phase 2b/3 clinical trial, and the preparation and execution of that trial.

In-Licensed. Revenues from In-Licensed clinical programs decreased by $0.7 million in the three months ended March 31, 2013, or 14.5%, as compared to the same period in the prior year. The decrease was due primarily to a $1.4 million decline in revenues under the Glaucoma Agreement due to the completion of the Phase 1/2 clinical study, partially offset by a $0.7 million increase in revenues under the Rebamipide Agreement due to initiation of the Phase 3 clinical trial.

Expenses

Research and development.

Research and development expense in three months ended March 31, 2013 totaled approximately $8.1 million, representing an increase of approximately $0.9 million, or 12.7%, as compared to the same period in the prior year. The increase was due to higher research and development expense of $1.2 million associated with emixustat and $0.6 million associated with rebamipide due to the initiation of the Phase 3 clinical trials. The increase was partially offset by a decrease of $0.9 million due to the completion of the Phase 1/2 study for OPA-6566. The expenses related to internal research were consistent with the prior period.

In addition to the foregoing presentation, we also prepare financial information related to our clinical programs and internal research program for various purposes. Our clinical programs consist of the following categories: Proprietary, which includes emixustat (program under the Emixustat Agreement); and In-Licensed, which includes rebamipide (program under the Rebamipide Agreement) and OPA-6566 (program under the Glaucoma Agreement). Internal Research consists of costs and expenses associated with our discovery research activities related primarily to our VCM compounds.

The following table presents our research and development expenses for clinical programs and internal research programs: (in thousands, except percentages):

	Three Months Ended March 31,		2012 to 2013 $ Change	2012 to 2013 % Change
	2012	2013
Proprietary	$3,461	$4,689	$1,228	35.5%
In-Licensed	3,053	2,778	(275)	(9.0)%
Internal Research	700	661	(39)	(5.6)%

Total	$7,214	$8,128	$914	12.7%

Proprietary. Research and development expense related to clinical programs under the Emixustat Agreement increased $1.2 million in the three months ended March 31, 2013, or 35.5%, as compared to the same period in the prior year. The increase was due primarily to development activity associated with the initiation of the Phase 2b/3 study for emixustat.

In-Licensed. Research and development expense related to In-Licensed clinical programs decreased $0.3 million in the three months ended March 31, 2013, or 9.0%, as compared to the same period in the prior year, due to the completion of the Phase 1/2 study for OPA-6566.

Internal Research. Research and development expenses under our discovery research activities declined by $39,000 in the three months ended March 31, 2013, or 5.6%, as compared to the same period in the prior year due primarily to an increase in use of in-house personnel and resources to perform studies as we relied less on outsourcing arrangements to support these efforts.

General and administrative. General and administrative expenses in the three months ended March 31, 2013 totaled approximately $2.1 million, representing an increase of approximately $0.3 million, or 14.6%, as compared to the same period in the prior year. The increase was due primarily to increased spending for travel and lodging related to joint meetings with Otsuka in the United States and Japan and clinical investigator meetings for emixustat. Compensation and benefit expense also increased due to higher headcount and stock-based compensation expense.

Income tax expense. Income tax expense in the three months ended March 31, 2013 totaled approximately $2.0 million. Income tax expense was approximately $0.2 million in the three months ended March 31, 2012. This represented effective tax rates of 35% and 36% in 2013 and 2012, respectively. The difference between the U.S. federal statutory rate of 34% and our effective tax rate was due primarily to differences in book and tax earnings.

Year Ended December 31, 2011 Compared to the Year Ended December 31, 2012

Revenues from Collaborations with Related Party.

Revenues from collaborations with related party in the year ended December 31, 2012 totaled approximately $46.4 million, representing an increase of approximately $12.2 million, or 35.6%, as compared to $34.2 million in the prior year. The increase in revenues was due primarily to an $11.1 million increase in revenues from development services under our collaboration agreements, including $8.1 million due to significantly increased activity under the rebamipide program as a result of the initiation of Phase 3 clinical trials. Our receipt of a $5.0 million milestone payment from Otsuka in 2012 related to the initiation of our Phase 3 rebamipide clinical trials and a $3.0 million increase in development costs of all of our product candidates also contributed to the increased revenue, which were partially offset by reductions under the VCM Research program which concluded in 2011 and contributed $3.9 million of revenue in 2011.

In addition to the foregoing presentation, we also prepare financial information related to clinical and other programs for various purposes. Our clinical programs consist of the following categories: Proprietary, which includes emixustat (program under the Emixustat Agreement); and In-Licensed, which includes rebamipide (program under the Rebamipide Agreement) and OPA-6566 (program under the Glaucoma Agreement). Other programs consist of the following category: VCM Research, which represents a three-year $15.0 million cooperative research program relating to VCM research, although separate from the proprietary clinical development program, funded by Otsuka under the Emixustat Agreement.

The following table presents revenues for clinical and other programs (in thousands, except percentages):

	Year Ended December 31,		2011 to 2012 $ Change	2011 to 2012 % Change
	2011	2012
Proprietary	$17,779	$19,328	$1,549	8.7%
In-Licensed	12,557	27,096	14,539	115.8%
VCM Research	3,890	—	(3,890)	(100.0)%

Total	$34,226	$46,424	$12,198	35.6%

Proprietary. Revenues from clinical programs under the Emixustat Agreement increased by $1.5 million in the year ended December 31, 2012, or 8.7%, to $19.3 million from $17.8 million in the prior year. The increase was due primarily to increased development activity in preparation for the emixustat Phase 2b/3 trial, for which start-up activities were ongoing as of December 31, 2012.

In-Licensed. Revenues from In-Licensed clinical programs increased by $14.5 million in the year ended December 31, 2012, or 115.8%, to $27.1 million from $12.6 million in the prior year. The increase was due primarily to significantly increased activity under the rebamipide program as a result of the July 2012 initiation of the Phase 3 clinical trial. Our earning of a $5.0 million milestone payment from Otsuka, in July 2012, related to the initiation of our Phase 3 rebamipide clinical trials also contributed to the increased revenue.

VCM Research. We had no revenues in the year ended December 31, 2012 under our three-year $15.0 million cooperative research program pursuant to the Emixustat Agreement, resulting in a $3.9 million decline in revenues under this program as compared to the year ended December 31, 2011. This program concluded in 2011 in accordance with the terms of the Emixustat Agreement.

Expenses

Research and development.

Research and development expense in the year ended December 31, 2012 totaled approximately $31.6 million, representing an increase of approximately $7.4 million, or 30.7%, as compared to $24.2 million in the prior year. The increase was due to higher research and development expense of $6.5 million and $1.2 million associated with the rebamipide program and the OPA-6566 program, respectively, as a result of the initiation of respective Phase 3 and Phase 1/2 clinical trials. The increase was partially offset by a $0.6 million decline in our internal research activities.

In addition to the foregoing presentation, we also prepare financial information related to our clinical programs and internal research program for various purposes. Our clinical programs consist of the following categories: Proprietary, which includes emixustat (program under the Emixustat Agreement); and In-Licensed, which includes rebamipide (program under the Rebamipide Agreement) and OPA-6566 (program under the Glaucoma Agreement). Internal Research consists of costs and expenses associated with our discovery research activities related primarily to our VCM compounds.

The following table presents our research and development expenses for clinical programs and internal research programs were as follows (in thousands, except percentages):

	Year Ended December 31,		2011 to 2012 $ Change	2011 to 2012 % Change
	2011	2012
Proprietary	$13,285	$13,707	$422	3.2%
In-Licensed	7,756	15,382	7,626	98.3%
Internal Research	3,142	2,515	(627)	(20.0)%

Total	$24,183	$31,604	$7,421	30.7%

Proprietary. Research and development expense related to clinical programs under the Emixustat Agreement increased by $0.4 million to $13.7 in the year ended December 31, 2012, or 3.2%, as compared to $13.3 in the prior year. The increase was due primarily to increased development activity in preparation for the emixustat Phase 2b/3 trial.

In-Licensed. Research and development expense related to In-Licensed clinical programs increased by $7.6 million, or 98.3%, to $15.4 million in the year ended December 31, 2012 as compared to $7.8 million in the prior year. This increase was a result of the initiation of Phase 3 and Phase 1/2 clinical trials for rebamipide and OPA-6566, respectively.

Internal Research. Research and development expenses under our internal research activities declined by $0.6 million, or 20.0%, to $2.5 million in the year ended December 31, 2012 as compared to $3.1 million in the prior year. This decrease resulted primarily from an increase in use of in-house personnel and resources to perform studies as we relied less on outsourcing arrangements to support these efforts.

General and administrative. General and administrative expenses in the year ended December 31, 2012 totaled approximately $7.8 million, representing an increase of approximately $1.6 million, or 26%, as compared to $6.2 million in the prior year. The increase was due primarily to increased spending of approximately $1.2 million on compensation and benefits resulting from increased headcount and increased value of our stock which increased stock-based compensation expense and increased state and local business and occupation taxes of approximately $0.3 million as a result of our increased revenues.

Income tax benefit (expense). Income tax benefit of $2.5 million was recorded in 2011 as compared to an expense of $2.6 million in 2012. This represented an effective tax rate of (65.0%) and 38.8% in 2011 and 2012, respectively. The difference between the 2012 U.S. federal statutory rate of 34% and our effective tax rate was due primarily to differences in book and tax earnings, none of which were individually material. The difference between the statutory and effective tax rates in 2011 was primarily due to the benefit resulting from the release of our valuation allowance against deferred tax assets.

Liquidity and Capital Resources

Since inception, we have funded our operations primarily from the issuance of convertible preferred stock and contingently convertible debt and, since 2009, from cash generated from operations. Through 2007, we raised net proceeds of approximately $28.2 million through sales of our convertible preferred stock and approximately $12.0 million from the sale of our contingently convertible debt. Our need for cash has been limited due to Otsuka’s funding of development activities and our receipt of milestone payments from Otsuka. Due to the inherent uncertainty of product development, it is difficult to accurately estimate the cash needed to complete development of our product candidates. However, we expect these costs to continue to be funded by Otsuka pursuant to our development agreements.

As of December 31, 2012 and March 31, 2013, we had cash, cash equivalents and investments of $23.6 million and $34.6 million, respectively. Cash and cash equivalents include all short-term, highly liquid investments with an original maturity of three months or less at the date of purchase. Cash equivalents consist of money market funds, municipal bonds, and corporate debt securities. Short-term investments as of December 31, 2012 and March 31, 2013 were comprised of commercial paper, corporate debt securities, certificates of deposit, and government-backed securities. Investments with maturities between three months and one year at the date of purchase are classified as short-term investments. Amounts on deposit with third-party financial institutions may exceed the applicable Federal Deposit Insurance Corporation and the Securities Investor Protection Corporation insurance limits, as applicable.

We also maintain a $5.0 million line of credit for working capital pursuant to a revolving line of credit note, which we refer to as the Line of Credit. Interest on the Line of Credit accrues, and is due, monthly either at (i) a fluctuating rate per annum determined by the bank to be 1.25% above the Daily One Month LIBOR Rate, as defined in the Line of Credit, or (ii) a fixed rate per annum determined by the bank to be 1.25% above LIBOR in effect on the first day of the applicable term, as defined in the Line of Credit. Any principal amount outstanding on the Line of Credit is payable on January 20, 2014. No amounts were outstanding under the Line of Credit as of December 31, 2012 or as of March 31, 2013. Our current borrowing availability is $4.6 million due to the reservation of $0.4 million for our corporate credit card program. The Line of Credit is fully secured by our restricted investment balances of approximately $5.8 million and $5.8 million at December 31, 2012 and March 31, 2013, respectively.

The following table shows a summary of our cash flows for the years ended December 31, 2011 and 2012 and the three months ended March 31, 2012 and 2013, respectively (in thousands):

	Year Ended December 31,		Three Months Ended March 31,
	2011	2012	2012	2013
Cash flows provided by operating activities	$437	$11,246	$4,877	$11,338
Cash flows provided by (used in) investing activities	(4,093)	(3,743)	1,085	(2,740)
Cash flows provided by (used in) financing activities	(581)	(624)	(75)	93

Cash Flows From Operating Activities

Operating activities generated $11.2 million and $0.4 million of cash and cash equivalents for the years ended December 31, 2012 and 2011, respectively. In 2012, cash inflow was primarily the result of $4.2 million of net income, adjusted by decreases in deferred tax assets of $2.4 million and accounts receivable of $3.6 million, and an increase in accrued liabilities of $1.3 million, partially offset by a decrease in accounts payable of $1.9 million. In 2011, cash inflow was primarily the result of $6.3 million of net income, partially offset by increases in accounts receivable of $5.2 million and deferred tax assets of $2.6 million.

Operating activities generated $11.3 million and $4.9 million of cash and cash equivalents for the three months ended March 31, 2013 and 2012, respectively. In 2013, operating activities generated $11.3 million, primarily as a result of $3.7 million of net income, $1.2 million decrease in accounts receivable, and $4.7 million increase in deferred revenue. In the three months ended March 31, 2012, cash inflow was primarily the result of $5.8 million of advances and payments received from Otsuka, partially offset by changes in accounts payable of $1.8 million.

Cash Flows From Investing Activities

Net cash used in investing activities in 2012 and 2011 was $3.7 million and $4.1 million, respectively. These changes were primarily the result of net purchases of marketable securities.

Cash used in the three months ended March 31, 2013 was $2.7 million, primarily the result of net purchases of marketable securities. Cash provided by investing activities in the three months ended March 31, 2012 was $1.1 million, primarily the result of net maturities of investments.

Cash Flows From Financing Activities

Net cash used in financing activities in 2012 and 2011 was $0.6 million and $0.6 million, respectively, consisting primarily of deferred costs associated with our initial public offering.

Net cash provided by (used in) financing activities in the three months ended March 31, 2013 and in the three months ended March 31, 2012 was $0.1 million and $(0.1) million, respectively. The changes were primarily the result of deferred costs associated with our initial public offering and activity under our equity plan.

We believe that cash from operations, cash and investment balances, and our $5.0 million Line of Credit will be sufficient to fund our ongoing operating activities, working capital, principal and interest payments on debt, capital expenditures and other capital requirements for at least the next 12 months. Our future capital requirements will depend on many factors, including our rate of revenue growth, the expansion of our research and development activities, the timing and extent of our elections to co-promote product candidates under our collaboration agreements with Otsuka, and the timing of achievement of milestones under our collaboration agreements with Otsuka. Although we are not currently a party to any agreement or letter of intent regarding potential investments in, or acquisitions of, complementary businesses, applications or technologies, we may enter into these types of arrangements, which could require us to seek additional equity or debt financing.

Contractual Obligations and Commitments

The following is a summary of our contractual obligations as of December 31, 2012 (in thousands):

	Payments Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Contingently convertible debt(1)	$12,000	$6,500	$5,500	$—	$—
Interest payments on contingently convertible debt(1)	64	56	8	—	—
Operating lease obligations	2,029	923	1,106	—	—

Total	$14,093	$7,479	$6,614	$—	$—

(1)	In the second quarter of 2006, we issued $3.25 million in principal amount of 1.00% promissory notes due August 31, 2009, $3.25 million in principal amount of 1.00% note due June 30, 2010 and $5.5 million in principal amount of 1.00% notes due November 30, 2012. The notes were subsequently amended, resulting in, among other things, multiple maturity date extensions and coupon rate changes. Interest payments were calculated based on the current terms of the related notes. For further information on the promissory notes, see note 9 to our financial statements.

Co-Promotion Options

The Emixustat Agreement provides us the right to co-promote with Otsuka in countries within our shared territory of North America. If we elect to co-promote, we will be responsible for a specified portion, ranging from 25% to 50%, of certain obligations in accordance with the agreement. The Glaucoma Agreement provides us the right to co-develop and co-promote OPA-6566. If we elect to co-promote OPA-6566, we are obligated to pay an opt-in fee ranging from $10 million to $55 million depending on the timing and participation level of co-promotion.

We currently intend to exercise our co-promotion rights with respect to emixustat and to negotiate for co-promotion rights for rebamipide. We are unable to estimate with certainty the timing or future costs we will incur if we exercise our co-promotion options. The Glaucoma Agreement also provides for potential milestone payments to Otsuka of up to $75 million, based upon various clinical and sales objectives.

Contingently Repayable Advances

Under the Emixustat Agreement, Otsuka will advance funds to us, which are secured by our interest in net profits and royalty payments and in our entire interests in ownership of the related emixustat compound and its backup compounds, certain pharmaceutical formulations developed under the Emixustat Agreement that contain one of those compounds, and the underlying intellectual property rights. Amounts may be advanced under this arrangement only to fund our share of development costs under the Emixustat Agreement. Any advances bear interest at the three month LIBOR rate plus three percent. These advances are exclusively payable out of:

•

50% of either our share of net profits, as described in the Emixustat Agreement, generated from collaboration product sales in North America or, if applicable, 50% of the royalty payable to us for those sales;

•	50% of the net profits, as described in the Emixustat Agreement, we generate from collaboration product sales outside North America and Otsuka’s sole territory; and

•

50% of the consideration, as described in the Emixustat Agreement, we receive from the sale or license of collaboration compounds and collaboration products developed under the agreement outside North America and Otsuka’s sole territory.

The percentages above will increase to 75% if we have not repaid the advances within five years of the first commercial sale of a product based on emixustat in North America. There are no financial covenant requirements under our arrangement with Otsuka. There were outstanding advances, including accrued interest, of $16.4 million and $24.6 million under this arrangement as of December 31, 2012 and March 31, 2013, respectively.

Indemnification

Our restated and amended articles of incorporation contain a provision that limits the liability of our directors for monetary damages to the fullest extent permitted by the Washington Business Corporation Act. We have obtained insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these officers and directors pursuant to our indemnification obligations or otherwise as a matter of law. Prior to completion of this offering, we intend to enter into indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the Washington Business Corporation Act. See “Executive Compensation—Limitations of Liability and Indemnification of Directors and Officers” for a general description of these provisions.

Off-Balance Sheet Transactions

To date, we have not had any relationships with unconsolidated entities or financial partnerships, such as entities referred to as structured finance or special purpose entities, which are established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Beginning in 2011, we have been sharing the development costs under the Emixustat Agreement, with Otsuka funding our share of these development costs, subject to our agreement to repay them from our share of the profits, if any, or sale or licensing proceeds, if any, from the commercialization of emixustat. Through December 31, 2012 and March 31, 2013, we recognized cumulative revenue of approximately $15.4 million and $18.8 million, respectively, under the agreement as described above. As of December 31, 2012 and March 31, 2013, the contingently repayable borrowing has accrued $0.4 million and $0.5 million, respectively, of interest, which is also contingently repayable under the same terms as the borrowing.

JOBS Act

Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate and Credit Quality Risk

We are exposed to market risk related to changes in interest rates and credit quality risk on our cash and cash equivalents, which had a balance of $16.6 million and $25.3 million, our short-term investments, which had a balance of $11.9 million and $14.3 million, and our long-term investments, which had a balance of $0.8 million and $0.8 million, as of December 31, 2012 and March 31, 2013, respectively. Our primary exposure to market risk is interest income sensitivity, which is affected by changes in the general level of United States interest rates, particularly because our investments are primarily in short-term marketable securities. Due to the short-term duration of our investment portfolio and the low risk profile of our investments, an immediate 10% change in interest rates would not have a material effect on the fair market value of our portfolio. Accordingly, we would not expect our operating results or cash flows to be affected to any significant degree by the effect of a sudden change in market interest rates on our securities portfolio. Our investment policy is designed to minimize the risks related to credit quality through restricting investments to those with high credit ratings.

BUSINESS

Overview

We are a clinical-stage biotechnology company that specializes in discovering and developing novel therapeutics to treat and slow the progression of sight-threatening ophthalmic diseases impacting millions of individuals worldwide. We focus on developing oral products based on our proprietary visual cycle modulation, or VCM, compounds to address a variety of retinal diseases, primarily age-related macular degeneration, or AMD, diabetic retinopathy, or DR, and diabetic macular edema, or DME, and potentially Stargardt disease, retinitis pigmentosa and retinopathy of prematurity. Our product candidates are designed to address the root cause of these diseases by reducing toxic by-products and oxidative damage as well as protecting the retina from light damage. The visual cycle is the biological conversion of a photon into an electrical signal in the retina. Our approach to treating and slowing the progression of eye diseases utilizes proprietary compounds that reduce the speed of, or modulate, the visual cycle. We believe that our insight into modulating the visual cycle combined with our deep expertise in ophthalmic research and development enables us to develop product candidates that, if approved, should preserve vision and provide relief to patients worldwide suffering from the debilitating effects of multiple eye diseases.

In addition to our product candidates based on our proprietary VCM compounds, we are developing therapies for the treatment of dry eye and glaucoma. We believe a significant market opportunity exists for our lead product candidates, based on a large and growing worldwide ophthalmic pharmaceutical market and our belief that currently available therapies are inadequate. According to visiongain, an independent research firm, the worldwide ophthalmic market was $16.0 billion in 2010 and is expected to grow to $35.6 billion by 2022, representing a 6.9% compounded annual growth rate. Our three lead product candidates target segments of this market that collectively represented approximately 60% of its value in 2010.

The following figure identifies key parts of the eye referred to in this prospectus.

Our business model has three strategically important foundational components that we expect will drive our growth in this large, underserved ophthalmic disease market:

•	Strong and differentiated science: A franchise opportunity in VCM, with one compound currently in a Phase 2b/3 trial together with several other VCM compounds under development;

•	Robust research and development infrastructure: Demonstrated capabilities in ophthalmic research and clinical development; and

•	Long-standing strategic partnerships: Three partnered programs with Otsuka Pharmaceutical Co., Ltd., or Otsuka, a global diversified healthcare company based in Japan.

Since 2008, we have been closely and actively engaged with Otsuka to jointly pursue development and commercialization efforts to deliver three innovative ophthalmic drugs to patients with debilitating ophthalmic diseases. In September 2008, we entered into an agreement with Otsuka to co-develop and commercialize emixustat hydrochloride, or emixustat, our lead VCM-based product candidate, and its backup compounds for the dry form of age-related macular degeneration, or dry AMD, and other ophthalmic indications. Additionally, in September 2008, we signed an agreement with Otsuka to co-develop rebamipide ophthalmic suspension, or rebamipide, Otsuka’s proprietary compound, for the treatment of dry eye syndrome in the United States. In September 2010, we further broadened our portfolio of potential ophthalmic treatments by entering into an agreement with Otsuka to co-develop and co-promote OPA-6566, an adenosine A2a receptor agonist discovered by Otsuka, for the treatment of glaucoma.

We have three product candidates under clinical development in the United States:

•	Emixustat hydrochloride for AMD, which is currently in Phase 2b/3 as an oral therapy;

•	Rebamipide for dry eye, which is currently in Phase 3 and is already marketed in Japan; and

•	OPA-6566 for glaucoma is in Phase 1/2 in the United States.

The following table presents our product candidates and their respective indications, stages of clinical development, targeted NDA approval dates, and relevant patents and geographic rights related to these product candidates.

Product Pipeline

(1)	Excludes the potential for additional years of patent protection due to the Hatch-Waxman Act and additional use patents.
(2)	Rebamipide is approved and marketed in Japan under the name Mucosta® ophthalmic suspension UD2% by Otsuka.
(3)	Otsuka may have the ability to apply for a five-year extension to increase the patent life for rebamipide and OPA-6566.

•

Emixustat hydrochloride is our lead VCM-based product candidate currently in development for the treatment of AMD. AMD is a retinal disease that causes patients to experience reduced central vision and leads to significant and irreversible loss of central vision in severe cases. There is currently no FDA-approved therapy for the treatment of dry AMD, and we believe emixustat has the potential to be the first commercially available treatment for dry AMD and the first oral therapy for diabetic retinopathy, or DR, and diabetic macular edema, or DME. To accelerate the development and commercialization of emixustat, we are collaborating with Otsuka in North America and have secured exclusive territorial rights to develop and commercialize this product candidate in large markets, such as Europe, South America and other select regions or countries.

•

In March 2010, based on the lack of treatment alternatives available in the market and the chronically debilitating nature of the disease, the Food and Drug Administration, or FDA, granted “fast track” designation to the investigation of emixustat for the treatment of dry macular degeneration (geographic atrophy, or GA). GA is the most advanced stage of dry AMD and can cause legal blindness.

•

As of December 2012, emixustat had been administered to a total of 179 subjects in Phase 1 and Phase 2a clinical studies and demonstrated a strong safety profile with few systemic adverse events via oral administration. The results from the most recent Phase 2a proof-of-concept study demonstrated a dose-dependent effect of emixustat on modulating the visual cycle in patients with GA associated with dry AMD measured by electroretinogram, or ERG.

•

In the first quarter of 2013, we initiated a Phase 2b/3, randomized, double-masked, dose-ranging study in approximately 440 patients to evaluate the safety and efficacy of three-dosing regimens of emixustat in patients with GA associated with dry AMD.

•

Rebamipide ophthalmic suspension is a product candidate originally developed by Otsuka to treat dry eye syndrome. Dry eye is a multifactorial disease of the tears and ocular surface and one of the most common diseases treated by ophthalmologists in their daily practices. Approved in Japan and marketed by Otsuka under the brand name Mucosta® ophthalmic suspension UD2%, rebamipide is currently being developed in the United States by us under license from and in collaboration with Otsuka. Unlike other available treatments, rebamipide offers a mechanism of action that increases the level of mucin in the tear film covering the conjunctiva and cornea and thus differentiates itself from other approved treatments. We believe increasing the level of mucin addresses one of the core mechanisms of the disease and offers underserved patients a much needed treatment. While over-the-counter artificial tear products are most commonly used to provide temporary relief from various symptoms of the disease, they do not address its underlying mechanism. Likewise, Allergan’s Restasis® is prescribed in the United States to increase tear production in patients with chronic dry eye, but it is not approved for the treatment of dry eye syndrome. If successfully developed, we believe rebamipide has the potential to be the first product approved to treat dry eye syndrome.

•

OPA-6566 is a product candidate being developed by us under license from and in collaboration with Otsuka to treat ocular hypertension and glaucoma as a topical ophthalmic solution, or eye drop. Glaucoma is a progressive chronic disease and, if not adequately treated, may lead to diminished visual function and blindness. Although several treatment options are available, none are without ocular or systemic side effects, such as conjunctival hyperemia and cardiac arrhythmia, respectively. According to Frost & Sullivan, an independent research firm, nearly 50% of patients fail to meet their target intraocular pressure with a single medication, many requiring two to three medications or even surgery to control disease progression. We believe OPA-6566 could reduce intraocular pressure by increasing the natural aqueous outflow in the eye and that this novel mechanism of action could allow OPA-6566 to be an effective treatment, differentiated from other currently available FDA-approved therapies.

In addition to these product candidates, we plan to leverage our intellectual property relating to VCM to develop emixustat and potentially additional product candidates to treat and slow the progression of rare retinal diseases such as Stargardt disease, retinitis pigmentosa and retinopathy of prematurity.

Strategy

Our objective is to identify, develop or acquire, and commercialize novel therapeutics to treat sight-threatening ophthalmic diseases. The key elements of our strategy are to:

•

Collaborate with Otsuka to successfully develop our product candidates. We are leading the clinical development and U.S. regulatory strategies for the three product candidates that we are developing in collaboration with Otsuka. We plan to continue this relationship, which we expect will enable us to capitalize on a large, underserved market while maintaining financial stability.

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Educate the marketplace on the benefits of VCM. We believe our innovative VCM-based product candidates provide a ground-breaking approach to addressing the fundamental pathophysiology of various retina degenerative diseases. We intend to educate the ophthalmic community on the benefits of VCM-based therapies by expanding our intellectual property portfolio, through the successful approval of our products in development, and the commercial launch of our products following approval. We also plan to continue to maintain and extend our leadership position in the area of VCM through active promotion of VCM and its attributes and potential to treat and alter the progression of a variety of sight-threatening ophthalmic diseases.

•

Continue to expand our ophthalmic product pipeline through internal research and additional partnering opportunities. We have primarily focused our efforts on ophthalmology since our inception and have assembled a research and development team with extensive expertise in this field. We intend to continue to invest in our internal drug discovery and development efforts to expand our product pipeline. We also intend to continue to actively seek to license or otherwise acquire the rights to potential new product candidates that will allow us to leverage our ophthalmic research and development expertise and expand the breadth of our product offerings.

•

Drive the development and commercialization of our product candidates. We intend to continue to operate a flexible and efficient business model, which enables us to cost-effectively develop our product candidates. Should our product candidates be approved, we plan to establish our own specialized sales and marketing infrastructure or selectively collaborate with one or more strategic partners to pursue the commercial opportunity of our product candidates globally.

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Continue to expand our infrastructure. We expect to selectively add executives to our management team and make other key hires to further strengthen and expand our core competencies and enable us to support our growth and remain a leader in VCM and the field of ophthalmology.

Visual Cycle Modulation

We maintain a leadership position in the area of visual cycle modulation. The visual cycle is the biological conversion of a photon into an electrical signal in the retina. During exposure to bright light, the visual cycle is extremely active and can produce toxic by-products which cannot be eliminated. Over time, accumulation of these toxic by-products can compromise function of the visual cycle and damage the retina. VCM is designed to reduce the effects of toxic by-products and oxidative damage as well as protect the retina from light damage.

We believe that our VCM-based product candidates can be applied to treat a variety of retinal diseases at an early stage. These therapies are designed to specifically target cells within the retina to treat and slow the progression of certain retinal diseases. Our VCM-based product candidates have demonstrated modulation of the visual cycle and a favorable systemic safety profile in early clinical trials and, we believe, have the potential for broad application based on the ease of use and convenience of oral administration. There are currently no orally delivered FDA-approved drugs available to treat retinal diseases and few are in development due to the difficulty in delivering drugs to the back of the eye in sufficient concentrations. We have established an extensive patent portfolio surrounding emixustat and our other VCM-based product candidates and intend to aggressively pursue and defend our leadership position in VCM.

The figure below illustrates where, in the disease progressions of AMD and DR/DME, emixustat is expected to slow the growth of each disease. When emixustat is introduced to patients suffering from dry AMD, we expect that it will reduce the adverse effects associated with the accumulation of toxic by-products during the visual cycle. Since these toxic by-products are implicated in the progression of dry AMD, we believe the progression of the disease may be slowed by reducing the production of these by-products. Similarly, in patients with diabetes, we expect that the ability of emixustat to increase oxygen levels in the retina will reduce related damage associated with DR and potentially slow the progression of DR to DME.

The following diagrams illustrate how the visual cycle typically performs and how emixustat is expected to modulate the visual cycle to slow the progression of AMD.

Visual Cycle Modulation

Light
Light
Light
Photon conversion to electrical signal
Key enzymes
Photo Receptors (rods & cones)
RPE cell layer
Toxic by-products
Drusen
Retina

1

RPE cells continually consume the tips of Photo Receptors as they grow (at a constant rate of speed), accumulating toxic by-products of the visual cycle.

Accumulation of these toxic by-products is implicated in AMD.

Light
Light
Light
Photon conversion to electrical signal
Emixustat hydrochloride
Key enzymes
Photo Receptors (rods & cones)
RPE cell layer
Toxic by-products
Drusen
Retina

2

Acucela's lead compound, emixustat hydrochloride, is introduced into the visual system (targeting the rod system, leaving the cone system unaffected), where they inhibit a key enzyme in the Visual Cycle.

Light
Light
Light
Photon conversion to electrical signal
Emixustat hydrochloride
Key enzymes
Photo Receptors (rods & cones)
RPE cell layer
Toxic by-products
Drusen
Retina

3

Emixustat hydrochloride inhibition of the enzyme reduces activity of the rod system and the rate at which RPE cells accumulate toxic by-products.

Slowing (or modulation) of the Visual Cycle results in a decrease of toxic by-product accumulation, and a slowing of AMD.

Competitive Strengths of Visual Cycle Modulation

We believe that VCM-based therapies have significant advantages over other therapies, including:

•

They address the root cause of multiple retinal diseases. Our pre-clinical studies have shown that modulation of the visual cycle addresses the root cause of several retinal degenerative diseases by protecting the retina from light damage, improving retinal vasculature and reducing the accumulation of by-products that are toxic to retinal cells. Based on these pre-clinical studies, we believe our internally-developed VCM-based therapies demonstrate pharmacological effects that can be applied to treat this broad category of sight-threatening ophthalmic diseases;

•

Early intervention. Because our VCM-based therapies address core mechanism(s) and underlying causes of several retinal degenerative diseases, we believe that our VCM-based product candidates may play an important role in the early treatment of sight-threatening retinal diseases in addition to later stage and concomitant treatment. Because our VCM-based product candidates are orally delivered, unlike currently available invasive therapies such as intravitreal anti-vascular endothelial growth factor, or anti-VEGF, injections for wet AMD and DME, they are ideal candidates for early treatment to delay cell death that can lead to blindness. Accordingly, we believe our VCM-based product candidates have the potential to significantly impact the prognosis for diseases, such as AMD, that are relatively easy to diagnose in the early stages;

•

Broad application. Our VCM-based therapies address the fundamental pathology of multiple retinal diseases, unlike most of the drug treatments currently under clinical investigation for the diseases we are targeting. We believe this aspect of our therapies will enable our products, if approved, to be applied to treat a variety of sight-threatening ophthalmic diseases, including AMD, DR/DME, Stargardt disease, retinitis pigmentosa and retinopathy of prematurity;

•

Oral tablet delivery. Our VCM-based product candidates, such as emixustat, are administered orally, which provides patients and physicians with a reduced treatment burden and convenient alternative to surgical procedures and physician-delivered injections directly into the eye, especially for bilateral treatment. In addition, our oral tablets are designed to be stored at ambient conditions, enabling global, cost-effective accessibility to the drug; and

•

Favorable safety profile. Our VCM-based therapies are non-retinoid compounds, which avoid the serious systemic side effects typically observed with retinoids. Emixustat is an enzyme inhibitor of isomerization activity of RPE65, an enzyme located only in the eye. Both non-clinical and clinical studies have demonstrated that this targeted approach results in drug availability at the site of action, thereby avoiding systemic side effects.

Market Overview

The ophthalmology market is divided into three main treatment segments:

•	Ophthalmic pharmaceuticals;

•	Vision care products (e.g. spectacles, contact lens solutions); and

•	Surgical/ophthalmic equipment.

The ophthalmic pharmaceuticals segment, in which we participate, represents a large and growing segment within the ophthalmology market. According to visiongain, an independent research firm, the global ophthalmic pharmaceutical market is expected to increase from $16.0 billion in 2010 to $35.6 billion in 2022, representing a compounded annual growth rate of 6.9% during this period. The United States ophthalmic pharmaceutical market is the largest in the world and is expected to experience similar growth from $6.1 billion in 2010 to $12.0 billion by 2022, representing a compounded annual growth rate of 5.7%. The drivers of this growth include the increasing numbers of elderly people and the consequent escalating occurrence of ophthalmic diseases, which is expected to stimulate demand for new ophthalmic product introductions to the market.

The following figure provides an illustration of visiongain’s estimate of the global ophthalmic pharmaceuticals market according to the indications for our product candidates. Of the world’s leading causes of vision impairment and blindness, we believe AMD, DR/DME and glaucoma are the primary targets for pharmacological treatments based on their prevalence and an unmet need for non-invasive or more effective therapies. Another eye disorder that is important to the ophthalmic pharmaceutical market is dry eye syndrome, a disease for which we believe currently available therapies are inadequate.

Product Overview

Overview

Our drug development programs target sight-threatening ophthalmic diseases that we believe are not adequately addressed by currently available therapies and represent significant commercial opportunities.

Emixustat for Age-related Macular Degeneration

Disease Overview. Age-related macular degeneration is a retinal disease that causes patients to experience reduced central vision and leads to significant and irreversible loss of central vision in severe cases. The disease exists in two forms, dry AMD and wet AMD. As individuals with AMD age, the disease gradually destroys the fine central vision needed to see objects clearly and to perform common daily tasks, such as reading and driving. In particular, the advanced stages of AMD, GA and wet AMD, are the leading causes of vision loss and blindness among persons age 50 years and older in the United States.

Prevalence. Dry AMD is the most common form of AMD, representing approximately 90% of all cases. Approximately 15% of those who suffer from AMD develop intermediate or advanced dry AMD, typically exhibited with GA. The risk of developing advanced dry or wet AMD increases with age. Wet AMD is an advanced but less common form of AMD, representing approximately 10% of all cases. According to MarketScope, an independent research firm, the number of people affected by AMD in the United States and worldwide was 11 million and 127 million, respectively, in 2012 and these numbers are expected to be 13 million and 146 million, respectively, in 2017.

Additional information about each form of AMD is provided below.

•	Dry AMD:

•

General. Dry AMD is characterized by the presence of yellow lipid deposits under the retina, known as drusen, and the presence of drusen may be an early predictor of a future vision-threatening lesion. A key characteristic of dry AMD is the reduction of the retinal pigment epithelial, or RPE, layer in a sensitive area of the retina called the macula. RPE cells play an important role in the regeneration of molecules involved in the visual cycle and supporting the viability of the photoreceptor cells that are critical to vision. Disturbances of the RPE, such as pigment clumping, and GA (a severe lesion of the macula) may impair visual function and, in the case of GA, lead to blindness as the area of atrophy progresses and invades the fovea, a part of the eye located in the center of the macula.

•

Causes. Dry AMD is associated with the death of RPE cells and the degeneration of photoreceptor cells, resulting in loss of vision. There is growing evidence linking the retinal lipofuscin, or age pigment, which accumulates in the RPE with the death of these cells. A main component of retinal lipofuscin is pyridinium bis-retinoid, or A2E, which is a significant by-product of the isomerization of all-trans-retinol to 11-cis-retinol in the RPE as part of the visual cycle. Early intervention is critical to avoid the accumulation of this potentially toxic by-product and the related progression of dry AMD, including the potential for the onset of wet AMD.

•

Current Therapies and Their Limitations. Currently, there are no FDA-approved treatments for any form of dry AMD, although vitamins, antioxidants, and zinc supplements have been shown to slow its progression in some preliminary studies. We believe this significant unmet medical need represents a considerable commercial opportunity.

•	Wet AMD is a rapidly progressing disease that can cause central vision to deteriorate quickly, severely and permanently:

•

General. Wet AMD is characterized by new blood vessel growth in the retina, which can lead to scarring of retinal tissue in the macula and sudden and permanent loss of vision resulting from vascular leakage, or hemorrhage, in the eye.

•	Causes. Wet AMD is caused by the growth of new blood vessels in tissue beneath the retina, which have a tendency to leak and damage retinal cells, leading to permanent loss of vision.

•

Current Therapies and Their Limitations. There are five FDA-approved medicinal therapies for treating wet AMD. Four of these therapies must be injected directly into the eye while the fifth therapy is a photodynamic treatment whereby a photosensitizing dye is infused into the bloodstream, which is subsequently activated by laser light to stop the leakage. We believe a significant commercial opportunity exists for the development of an approved therapy or procedure to treat wet AMD in a safe and convenient manner.

Product Candidate. Emixustat is designed to modulate the isomerization process of the visual cycle as a means of reducing the generation and accumulation of by-products that are toxic to retinal cells and can lead to retinal degeneration associated with AMD and other retinal degenerative diseases. Since modulating the visual cycle has been shown to decrease such toxic by-products and limit oxidative damage to the retina, we believe the visual cycle is a promising target for pharmacologic intervention to slow or halt the progression of AMD and other retinal degenerative diseases.

Development Status. Our IND for the dry AMD indication was submitted to the FDA in May 2008. In 2010, the FDA granted fast track designation to emixustat for dry macular degeneration (geographic atrophy), based on the lack of available therapy and the chronically debilitating nature of the disease. Fast track status is anticipated to facilitate more rapid development process and access for patients compared to conventional FDA procedures. A Phase 2b/3 trial in subjects with GA associated with dry AMD was initiated during the first quarter of 2013.

Clinical data available to date for emixustat demonstrate a favorable safety profile. Emixustat has been generally well tolerated in all five completed Phase 1 studies (four single dose studies with doses ranging from 2 to 75 mg, and one multiple dose study with doses ranging from 5 to 40 mg once daily for 14 days) and a Phase 2a proof-of-concept study (one dose-escalation, multicenter, randomized, double-masked, placebo-controlled, study with doses ranging from 2 to 10 mg once daily for 90 days). In addition, the Phase 2a study, supported the existence of pharmacologic activity in the retina based on the delay in the recovery of the rod photoreceptor b-wave responses, which we tested across multiple doses of emixustat at various time intervals.

The table below presents an overview of the completed clinical trials with emixustat.

Summary of Completed Emixustat Clinical Trials

Phase 2a Proof-of-Concept Dose Escalation Study

In October 2012, we completed our Phase 2a proof-of-concept study for emixustat. It was designed as a 60-patient, multicenter, randomized, double-masked, placebo-controlled, dose-escalation study of the safety, tolerability, pharmacokinetics and pharmacodynamics of emixustat in subjects with GA associated with dry AMD. The clinical trial was conducted with a total of 72 GA patients.

The primary objectives of this study were to:

•	provide proof-of-concept via ERG, which is a biomarker used to measure visual cycle activity, and

•	assess the safety and tolerability of different dose levels of emixustat when administered orally once daily for 3 months.

We believe that the rate of progression of sight-threatening ophthalmic diseases can be decreased by modulating or slowing the visual cycle. We tested this thesis by examining the ability of emixustat to reach the retina and slow the visual cycle. ERG data from our study supports the existence of pharmacologic activity in the retina based on the delay in the recovery of the rod photoreceptor b-wave responses, which we tested across multiple doses of emixustat at various time intervals. As shown in the figure below, there was a dose-dependent effect on the rate of recovery, with the highest dose tested, demonstrating the greatest ability to modulate the visual cycle.

The study demonstrated that emixustat modulates the visual cycle as measured by ERG in patients with GA associated with dry AMD. In addition, the study indicated:

•	orally administered emixustat was successfully delivered to the retina;

•	emixustat causes dose dependent visual cycle modulation; and

•	a favorable systemic safety profile, with minimal systemic adverse events.

Phase 2b/3 Study

In first quarter of 2013, we initiated a Phase 2b/3, randomized, double-masked, dose-ranging study to evaluate the safety and efficacy of three-dosing regimens of emixustat in approximately 440 patients with GA associated with dry AMD. We expect this study to be fully enrolled by mid-2014 and data from the study to be available approximately 12 months thereafter. The objectives of the study are to assess treatment effects for differences in:

•	the rate of GA progression between treatment and control groups as measured by fundus autofluorescence imaging;

•	the development of wet AMD; and

•	safety and tolerability.

The FDA agreed with our proposed two-year study design, including the acceptability of an analysis of the rate of progression of GA at 12 months. Because GA is a serious condition for which there are no other therapies, we plan to file an NDA with the FDA and European Medicines Agency requesting consideration for the approval of emixustat, provided that the 12-month study results strongly demonstrate the efficacy and safety of the compound. Additional efficacy and/or safety data may be requested by the regulatory authorities to support an NDA or continued marketing authorizations. We expect that the study design will also support registration in Europe.

Emixustat for Diabetic Retinopathy / Diabetic Macular Edema

Disease Overview. Diabetic retinopathy and diabetic macular edema are leading causes of blindness in the working-age population of most developed countries. DR is a common complication of diabetes, involving damage to the tiny blood vessels or capillaries in the retina by chronically elevated blood sugar levels and the consequent chronic decrease in oxygen supply to retinal cells. DR can cause patients to experience blurred vision and, in severe cases, lead to significant and irreversible vision loss.

DME is also a common complication of diabetes and often accompanies the progression of DR. As high blood sugar levels damage the tiny blood vessels or capillaries in the retina, the blood/retina barrier breaks down and the walls of the vessels leak fluid. DME is diagnosed when swelling or edema occurs from fluid leaking into the macula, the portion of the retina responsible for detailed central vision. DME can cause blurred vision, severe vision loss, and blindness.

Prevalence. According to MarketScope, in 2012 approximately 24 million people in the United States and more than 374 million people worldwide had diabetes. Given the epidemic of obesity plaguing the United States and many other nations, the number of individuals affected by diabetes and therefore at risk of developing DR/DME is expected to increase over time. According to the National Eye Institute, approximately 40-45% of all people with diabetes will develop some form of DR. The longer an individual lives with diabetes the more likely they will be to develop DR. MarketScope estimates that there were approximately 9.9 million people in the United States and 97.5 million people worldwide with DR in 2012, and the number is expected to grow to 12.1 million in the United States and 130.5 million globally by 2025.

Approximately 10% of people with diabetes will develop DME during their lifetime. MarketScope estimates that 1.7 million people in the United States had DME in 2012, and the number is expected to grow to more than 2.2 million by 2025. Globally, MarketScope estimated that nearly 22.3 million people had DME in 2012 and the number of people with this disorder is expected to reach 30.2 million by 2025.

Current Therapies and Their Limitations. Currently there is no pharmaceutical drug approved for DR. The most common FDA-approved treatment is laser photocoagulation, where the progression of the disease is slowed by stopping fluid leakage. For some patients who experience fluid leakage into the vitreous gel, a surgical procedure called a vitrectomy is required to remove the cloudy vitreous gel and replace it with a saline solution. In addition, invasive therapies, such as laser and surgical treatments, are commonly used to treat DR. We are also aware of off-label use of corticosteroids to treat DR.

Recently there is growing evidence suggesting that vascular endothelial growth factor, or VEGF, is implicated in the pathogenesis of DME. In February 2011, Novartis gained regulatory approval for its anti-VEGF therapy, Lucentis, in Europe for the treatment of DME. In the United States, Roche/Genentech obtained FDA approval for Lucentis for DME in August 2012. However, anti-VEGF drugs must be injected directly into the eye. We are also aware of off-label use of corticosteroids to treat DME. We believe a significant commercial opportunity exists for the development of an approved therapy to treat DR/DME in a safe and convenient manner, such as through a self-administered oral pill.

Product Candidate. Emixustat is designed to slow down the visual cycle by targeting rod photoreceptors in the retina to reduce the effects of toxic by-products and oxidative damage as well as protect the retina from light damage. During periods of darkness, the shift to dark adaptation causes increased oxygen consumption in the visual cycle and problems associated with diabetic retinopathy. By safely lowering the activity of the rod photoreceptor system, we believe emixustat can reduce the rate of oxygen consumption in the visual cycle for patients with DR/DME, thus reducing the blood supply required to nourish the retina to slow or halt the progression of DR/DME.

Development Status. Non-clinical and clinical work completed for emixustat to treat and slow the progression of dry AMD is also applicable for DR/DME. The results of the non-clinical pharmacology studies conducted with emixustat for DR/DME to date generally support the hypothesis that inhibition of RPE65 by emixustat would slow or delay the development of DR/DME. Animal studies have shown emixustat reduces the ion flow and increases the oxygen level in the retina.

The table below presents an overview of completed non-clinical primary pharmacology studies supporting treatment of DR/DME with emixustat.

In 2015, we plan to initiate our Phase 2b/3 trial in subjects with DR/DME to determine the safety and efficacy of emixustat in DR/DME. We expect to conduct a prospective, randomized, multicenter, investigator-masked, active-controlled, dose-ranging study versus standard of care. Based on the extensive safety information available on emixustat, a separate safety study is not anticipated prior to initiation safety and efficacy studies for DR/DME.

Although the Phase 2b/3 study will be designed to function as a Phase 3 clinical trial, we plan to initiate two additional Phase 3 clinical studies in 2019. These studies will consist of two prospective, identically-designed, randomized, multicenter, investigator-masked, studies to assess the efficacy of emixustat in subjects with DR/DME versus standard of care. The key efficacy endpoint will be at month 24 with the duration of these studies being 36 months.

Other Potential Markets for Our VCM-Based and Retinal Product Candidates

We believe that our VCM-based and retinal product candidates, including emixustat, have the potential to treat other ophthalmic diseases such as Stargardt disease, retinitis pigmentosa and retinopathy of prematurity.

Stargardt Disease. Stargardt disease is considered the most common form of inherited macular dystrophy, a disease that results in progressive loss of rod and cone photoreceptors, leading to loss of central vision. We believe that Stargardt disease affects at least 30,000 individuals in the United States. Currently, there is no approved treatment for Stargardt disease. One of the key features of this disease is a profound hyper autofluorescence of the fundus that is similar to that observed in many patients with GA. This hyper autofluorescence is thought to result from the excess accumulation of retinal lipofuscin of which A2E is a major fluorophore. In pre-clinical mice studies, emixustat was effective in reducing A2E formation resulting from the isomerization process. Accordingly, we believe that emixustat may be effective at treating Stargardt disease. We are exploring potential development programs for this orphan indication.

Retinopathy of Prematurity. Retinopathy of prematurity, or ROP, is a sight-threatening ophthalmic disorder that primarily affects severely premature babies who weigh less than three pounds at birth or have a gestational age younger than 32 weeks at birth. In ROP, abnormal blood vessels grow and spread throughout the retina. This disorder is one of the most common causes of visual loss in childhood and can lead to lifelong vision impairment and blindness. According to the National Eye Institute, each year an estimated 400 to 600 children are blinded by ROP in the United States. Current treatments for ROP involve laser therapy or cryotherapy to retard blood vessel growth. A consequence of these treatments is a partial loss of peripheral vision. More recently, anti-angiogenic agents have been investigated as potential treatments for ROP. There are no FDA-approved medicinal therapies for treating ROP. We believe that emixustat may be effective at treating ROP by lowering the rate of oxygen consumption in the visual cycle, thereby reducing the blood supply required to nourish the retina and related stimulus to grow new blood vessels. We are exploring potential development programs for this orphan indication.

Retinitis Pigmentosa. Retinitis Pigmentosa, or RP, represents a group of hereditary diseases that cause a progressive degeneration of the photoreceptor cells of the retina. MarketScope estimates that approximately 350,000 people in the United States and 3.4 million people globally have RP or one of the other inherited retinopathies. Currently, there is no treatment available for RP and other related hereditary retinal dystrophies. Several clinical trials are in progress to investigate new treatments for RP. RP has been linked to variants in as many as 100 different genes, and these genetic variations cause malfunctioning in RPE and the photoreceptor cells. The loss of photoreceptor cells is typically accompanied by an abnormal increase in RPE cells, the accumulation of waste products, and the occlusion of small blood vessels, further degrading retinal function. We believe emixustat may be effective in treating certain kinds of RP. We are exploring potential development programs for this orphan indication.

Rebamipide for Dry Eye Syndrome

Disease Overview. Dry eye syndrome, or keratoconjunctivitis sicca, is the general term for a condition in which abnormalities of the eye’s preocular tear film lead to irritated and dry eyes and potentially to severe corneal damage and visual impairment or loss, if left untreated.

As illustrated in the diagram below, the ocular surface is covered with a tear film consisting of three layers: lipid (oil), aqueous (water) and mucin; each of which contributes to the maintenance of the smooth, regular ocular surface necessary for good vision and ocular comfort.

Abnormalities of any of these layers can result in instability of the tear film, potentially leading to signs and/or symptoms of dry eye syndrome. These abnormalities are typically characterized by a decrease in tear production, an increase in tear evaporation or an improper mixture of the eye’s preocular tear film components, including lowered levels of mucin. Inadequate tear production, with a corresponding insufficient aqueous tear film layer, can be caused by several factors such as age, Sjögren syndrome, systemic medication use, refractive excimer laser therapy (such as Lasik) and postmenopausal hormone therapy. Dry eye syndrome can also lead to corneal-conjunctival injuries which may disrupt the mucin layer of the tears due to reduced mucin secreted from the cornea and the conjunctiva and, since the mucin layer is critical to the retention of the aqueous layer, the associated disruption of the aqueous layer may lead to further damage of the cornea-conjunctiva.

Prevalence. According to MarketScope, there are approximately 370 million individuals suffering from dry eye syndrome worldwide. Postmenopausal women make up the largest segment with an approximately 190 million individuals. Patients with Sjögren syndrome account for 56 million and men over 65 account for 45 million. In the United States, approximately 25 million individuals suffer from dry eye, 6 million of which suffer from chronic dry eye, which is the market where our product candidate is likely to be prescribed initially.

Current Therapies and Their Limitations. The therapeutic goal for dry eye syndrome is to restore and maintain a normal tear film. Treatments presently available for dry eye syndrome, including Allergan’s Restasis®, which is the only FDA-approved product to increase tear production in patients with chronic dry eye, principally involve the administration of artificial tears, but do not restore and maintain a normal tear film. According to MarketScope, global revenues from prescription drugs treating dry eye syndrome are expected to grow from $1.0 billion in 2011 to $1.3 billion in 2016, representing a compounding annual growth rate of 4.8%, due to the aging global population, a growing global middle class, the increased use of computers and more effective dry eye products. Growth is expected to increase in both the United States and Japan, as patients increasingly select therapeutic prescription products instead of over-the-counter products.

Research efforts are underway to develop medications with tear secretion-promoting action and/or improvements in each layer of the tear film. We believe that there is a significant, unmet medical need for treatment of dry eye syndrome by restoring a normal tear film and this need represents a substantial commercial opportunity for the development of an approved treatment for the clinical signs and symptoms of dry eye syndrome.

Product Candidate. Rebamipide is a novel compound that has been formulated as an ophthalmic suspension for treating dry eye syndrome. One of the causes of dry eye disease is poor quality of the tear film. Rebamipide is designed to increase mucin-like substances on the ocular surface to improve the tear film covering the conjunctiva and cornea, thereby addressing one of the core mechanisms of the disease. This is an important differentiating factor for rebamipide. In pre-clinical animal studies, rebamipide was effective in increasing the level of mucin-like substances covering the conjunctiva and cornea. In human studies, rebamipide significantly improved fluorescein corneal staining scores and key subjective symptoms associated with dry eye syndrome.

Development Status. Rebamipide 2% ophthalmic suspension was approved in Japan in 2011 for the treatment of dry eye based on two clinical studies conducted in Japan, which demonstrated statistically significant improvement in both signs and symptoms. This data and a replicate U.S. Phase 3 study could support an NDA in the United States.

As of March 31, 2013, five Phase 2 safety and efficacy trials and three Phase 3 placebo- or active-controlled clinical trials with rebamipide have been completed in Japan and in the United States. Results from clinical trials conducted in Japan showed that rebamipide 2% ophthalmic suspension demonstrated a statistically significant effect on ocular signs and symptoms associated with dry eye syndrome. Rebamipide ophthalmic suspension also demonstrated an excellent safety profile.

In July 2012, we initiated a confirmatory Phase 3 trial in the United States to satisfy the FDA’s requirement for replicative results of the clinical studies conducted in Japan. This study is a multicenter, randomized, placebo-controlled, double-masked, parallel group study to determine the efficacy and safety of rebamipide in subjects with dry eye syndrome. This study is designed to enroll 560 subjects into the two treatment groups.

All other NDA-enabling pre-clinical and clinical studies have been completed. Although the patent expires in 2016, we believe it is eligible for the granting of an additional five-year market exclusivity period in the United States by the United States Patent and Trademark Office. Additionally, because rebamipide is an ophthalmic suspension, generic entrants will need to successfully complete a clinical endpoint study demonstrating the non-inferiority of the proposed generic to rebamipide for both signs and symptoms.

OPA-6566 for Glaucoma

Disease Overview. Glaucoma is a progressive optic neuropathy that leads to irreversible damage to retinal ganglion cells. The damage may lead to diminished visual function and blindness, especially when not adequately treated. Globally, glaucoma is one of the leading causes of blindness. Since there is no known cure for chronic glaucoma, the principal goal of therapy is to prevent further progression and preserve visual function once therapy is initiated.

Glaucoma can be divided into two types, open-angle glaucoma and angle-closure glaucoma, based on whether the anatomic location of the majority of ocular fluid egress, the anterior chamber angle, is open or closed. Open-angle glaucoma is the more prevalent form of glaucoma, accounting for 90% of cases in the United States and 74% of cases in the world. Most glaucoma cases are characterized by elevated intraocular pressure, or IOP, that, among other factors, leads to structural abnormalities of the optic disc or retinal nerve fiber layer, resulting in abnormalities of the visual field. These abnormalities are often asymptomatic until they become extensive. IOP is the most significant risk factor for the development of glaucoma, and numerous studies have provided strong evidence that IOP plays an important role in the neuropathy of glaucoma.

Prevalence. Frost & Sullivan estimates 4.5 million adults in the United States had ocular hypertension, a precursor to glaucoma, in 2010 and that this number will increase to 4.9 million by 2015. Frost & Sullivan also estimates 2.8 million adults in the United States had open-angle glaucoma in 2010 and that this number will increase to 3.0 million by 2015.

Current Therapies and Their Limitations. Many drugs have been developed and approved for lowering IOP for patients with ocular hypertension and open-angle glaucoma, although no currently approved therapies directly enhance outflow via the trabecular meshwork/Schlemm’s canal. The most commonly prescribed first-line classes of drugs for these conditions are prostaglandin analogues and beta-blockers. Some patients require concurrent treatment with more than one drug to achieve adequate IOP control. These classes of drugs are associated with local and/or systemic side effects. For example, prostaglandin analogues may cause conjunctival hyperemia, iris and/or eyelid pigmentation, and robust growth of eyelashes. Topical beta-blockers may cause bradycardia and bronchoconstriction.

Because glaucoma is one of the leading causes of blindness globally, there is a large global medical need for introduction of effective new therapies to reduce IOP. We believe a substantial commercial opportunity exists for the introduction of new classes of IOP-lowering drugs.

Product Candidate. OPA-6566, a selective adenosine A2a receptor agonist, is a novel compound that is formulated as a topical ophthalmic solution to reduce IOP in patients with ocular hypertension or open-angle glaucoma. OPA-6566 employs a mechanism of action that is differentiated from existing therapies. In contrast to prostaglandin analogues, which reduce IOP by enhancing uveoscleral outflow, or ocular beta-blockers, which reduce the formation of aqueous humor, OPA-6566 is designed to enhance the conventional aqueous outflow pathway via the trabecular meshwork/Schlemm’s canal. Because of this novel mechanism of action for reducing IOP, we believe OPA-6566 could be beneficial as a monotherapy treatment or in combination with other therapies.

Development Status. The IND for OPA-6566 for reduction of IOP in patients with open-angle glaucoma or ocular hypertension was submitted to the FDA in June 2011. We, in collaboration with Otsuka, conducted a Phase 1/2 clinical trial for OPA-6566 in the United States in patients with open-angle glaucoma or ocular hypertension. The trial was designed as a first-in-human, randomized, multicenter, placebo and active-controlled (latanoprost), investigator-masked, dose-escalation (four doses), parallel group study in 160 subjects carried out over four weeks of treatment evaluating safety, pharmacokinetics and efficacy (IOP lowering effects). Trial results indicate that further pre-clinical evaluations are necessary to support the next phase of clinical studies.

Collaborations with Otsuka

Emixustat hydrochloride

In September 2008, we entered into a co-development and collaboration agreement with Otsuka, or the Emixustat Agreement, to develop and commercialize emixustat and/or other back-up compounds for the treatment of dry AMD and other potential ophthalmic indications that the parties agree to pursue under the terms of the agreement. Under the terms of the agreement:

•	Otsuka paid us a $5 million initial license fee;

•

Otsuka funded $40 million of all development costs incurred prior to completion of Phase 2 clinical trials in the United States (or similar trials in other North American countries) and will share equally with us in the ongoing development costs in excess of $40 million that are incurred pursuant to an agreed development plan covering the development of emixustat for dry AMD and any other potential ophthalmic indications selected for investigation by a joint development committee established under the agreement, or the emixustat Joint Development Committee, or JDC;

•	Otsuka will loan funds to us for the payment of our share of development costs in excess of $40 million;

•

Otsuka paid us $15 million over a three-year period to fund a cooperative research program between the parties pursuant to an agreed research plan covering, among other things, development of emixustat for ophthalmic indications other than dry AMD, such as DR/DME, and research and development of emixustat’s back-up compounds;

•

if our clinical trials of the products and compounds developed under the agreement are successful and other conditions are satisfied, Otsuka will co-promote those products with us in North America and will share with us in profits and losses. If we do not elect to participate in co-promotion in one or more North American countries, Otsuka will solely commercialize products developed under the agreement in those countries pursuant to an exclusive license and will pay us royalties on net sales;

•

Otsuka will have sole development and commercialization rights to the products and compounds developed under the agreement in selected countries in Asia, the Pacific, the Middle East and North Africa, which we refer to as Otsuka’s sole territory, and will pay us a royalty on net sales;

•

we will have sole development and commercialization rights to the products and compounds developed under the agreement in Europe and South America, and other regions or countries outside North America and Otsuka’s sole territory, subject to Otsuka’s right to first negotiate for these rights to the extent we intend to license them to a third-party, and will pay Otsuka a royalty on net sales;

•

if the emixustat JDC does not approve emixustat for development for any additional ophthalmologic indications in our shared territory, then each party will have sole development and commercialization rights in its sole territory;

•

Otsuka is potentially obligated to pay us up to $77.5 million in milestone payments, excluding the initial license fee and milestone payments made to date, based on the achievement of certain development goals and regulatory submissions and approvals; and

•	Otsuka is potentially obligated to pay us up to $175 million in milestone payments based upon attainment of agreed upon sales levels of emixustat.

If we elect to co-promote emixustat under the agreement with respect to one or more North American countries, our share of profits and losses from those sales will range between 35% and 50% for each country depending upon the participation level we choose at the time of our election. Prior to the submission of an NDA for emixustat, we currently intend to exercise our co-promotion option for emixustat at the participation level of 50%. Under the agreement, pursuant to an agreed commercialization plan approved by the joint commercialization committee established under the agreement, or the emixustat JCC, the parties’ sharing of profits and losses from the commercialization of emixustat in North American countries will extend, on a country-by-country basis, until the emixustat JCC decides to terminate commercialization efforts in each particular country. The payment of royalties based on net sales of emixustat extends, on a country-by-country basis, until the later of 10 years after commercial launch and the expiration of patent rights covering the manufacture, importation, use or sale of emixustat in each particular country. The royalty rate on net sales payable by a party in a country is reduced on a country-by-country basis to the extent that the patent rights in a particular country expire or a generic form of emixustat is marketed in that country. We have licensed to Otsuka our rights under our United States and foreign patents and applications.

Otsuka has the right to terminate this agreement prior to its expiration or renewal for any reason upon six months’ prior notice and, subject to notice periods of varying lengths, a number of other specified reasons, including:

•	in the event Otsuka decides to terminate the agreement after considering the results of a Phase 2 or Phase 3 clinical trial; and

•	if we experience a change in control, excluding our initial public offering.

Otsuka may also terminate the collaboration relationship if Dr. Kubota:

•	is no longer one of our employees;

•	no longer serves as our chief executive officer;

•	ceases to act as Co-Chair of the emixustat JDC; or

•	Otsuka determines that he is no longer an active member of our development team prior to certain regulatory approvals from the FDA.

If Otsuka elects to terminate the collaboration or due to our insolvency, a material uncured breach of the agreement or our experiencing change in control, Otsuka may continue to develop, manufacture and commercialize the products and compounds developed under the agreement and, except in the case of a termination due to a change in our control, the milestone and royalty payment obligations under the agreement will be reduced by 50%. If either party elects to terminate the collaboration for any reason other than as a result of a material uncured breach of the agreement and we continue to develop and commercialize emixustat, we would be required to pay royalties to Otsuka based on net sales of emixustat following such termination.

Under the agreement, we have primary responsibility for the implementation of all development activities in North America through the completion of Phase 3 clinical trials and responsibility for all regulatory matters in North America until the parties have initiated the NDA process with the FDA. Otsuka has primary responsibility for the preparation and filing of the NDA and other approvals necessary to commercialize therapies resulting from the emixustat compound, or an approved backup compound, in North America. If we elect to co-promote emixustat under the agreement, Otsuka will manage operations and accounting with respect to all products resulting from our agreement in North America and all sales of these products shall be transacted in Otsuka’s name.

The collaboration is governed by the emixustat JCC and emixustat JDC, each of which consists of an equal number of representatives of Otsuka and us. There are also subcommittees, established by the emixustat JDC, with equal representation from both parties that have responsibility over manufacturing and other matters. Ultimate decision making authority is vested in Otsuka as to most commercialization matters. Decisions regarding development matters generally require the approval of both parties, although Otsuka retains ultimate decision making authority on some matters, such as the selection of a backup compound to emixustat in the event the clinical trials of emixustat are unsuccessful.

Rebamipide

In September 2008, we entered into a co-development agreement, or Rebamipide Agreement, with Otsuka to jointly develop an ophthalmic suspension containing rebamipide, a compound developed by Otsuka, to obtain FDA approval in the United States for its use in the treatment of dry eye syndrome. Under the terms of the agreement:

•	Otsuka paid us a $2 million upfront payment;

•

Otsuka will generally fund the ongoing development costs incurred pursuant to an agreed development plan covering the development of an ophthalmic suspension containing rebamipide for use in the treatment of dry eye syndrome;

•

Otsuka is potentially obligated to pay us up to $30 million (excluding the upfront payment) in milestone payments based on the achievement of development milestones, regulatory submission and regulatory approval in the United States, of which $5 million has been paid in connection with the initiation of our Phase 3 clinical trial; and

•

If our clinical trials of the product developed under the agreement are successful and other conditions are satisfied, subject to our right to negotiate with Otsuka for a co-exclusive license to co-promote the product in the United States, Otsuka will solely commercialize the product in United States and potentially the European Union and will pay us royalties on net sales in those countries.

The payment of royalties based on net sales extends, on a country-by-country basis, until the later of 12 years after commercial launch and the expiration of United States patent rights covering rebamipide. The royalty rate on net sales payable by a party in a country is reduced or eliminated on a country-by-country basis to the extent that the patent rights in a particular country expire or a generic form of the product developed under the agreement is marketed in that country.

Otsuka has the right to terminate this agreement prior to its expiration or renewal, but subject to notice periods of varying duration, for a number of other specified reasons, including:

•	the new drug application for the product developed under the agreement was not filed with the FDA within six months of a date specified in the latest agreed development plan;

•	the product is not approved by the FDA for use in the treatment of dry eye syndrome in the United States within a time frame specified in the latest agreed development plan;

•	Otsuka’s failure to develop or sell rebamipide or the product developed under the agreement for the treatment of dry eye syndrome in the United States;

•	Otsuka’s failure to accept any FDA requirement in connection with Phase 3 clinical trials or a new drug application for the product; or

•	we experience a change in control.

Otsuka may also terminate the collaboration relationship if:

•	Dr. Kubota is no longer one of our employees;

•	Dr. Kubota no longer serves as our full-time chief executive officer; or

•	Otsuka determines that Dr. Kubota is no longer an active member of our development team.

We must repay up to $2.0 million of the upfront payment under the agreement if Otsuka elects to terminate the collaboration for a variety of reasons, including:

•	our insolvency,

•	material uncured breach of the agreement, or

•	our experiencing a change in control.

If Otsuka terminates the agreement as a result of deciding to terminate or abandon the development or sale of rebamipide or the product developed under the agreement for the treatment of dry eye syndrome in the United States, Otsuka has agreed to enter into exclusive negotiations with us for a license to develop, manufacture, market, sell or otherwise exploit rebamipide or the product developed under the agreement in the United States upon commercially reasonable terms.

Under the agreement, we have primary responsibility for the implementation of all development activities in the United States. Otsuka has primary responsibility for regulatory matters, including the filing of the NDA and other approvals necessary to commercialize the product developed under the agreement in the United States.

OPA-6566

In September 2010, we entered into a development and collaboration agreement or Glaucoma Agreement, with Otsuka to develop and commercialize OPA-6566, an adenosine A2a receptor agonist developed by Otsuka, in the United States for the treatment of glaucoma and other potential ophthalmic indications that the parties agree to pursue under the terms of the agreement. Under the terms of the agreement:

•

Otsuka will fund all development costs incurred prior to our election, if any, to co-develop and co-promote OPA-6566 or the products developed under the agreement in the United States and, subject to spending limits, will share with us in the ongoing development costs incurred following any such election pursuant to an agreed development plan covering the development of OPA-6566 for glaucoma and any other potential ophthalmic indications selected for investigation by a joint development committee established under the agreement, or the OPA-6566 JDC;

•

If our clinical trials of the products and compounds developed under the agreement are successful, we elect to co-promote OPA-6566 and other conditions are satisfied, we will co-promote those products with Otsuka in the United States and, subject to spending limits, will share with Otsuka in the commercialization costs and net sales pursuant to an agreed commercialization plan; and

•

If we elect to co-promote OPA-6566, we are obligated to pay an opt-in fee to Otsuka ranging from $10 million to $55 million depending on the timing and participation level of co-promotion (either 25% or 35%).

If we elect to co-promote OPA-6566 under the agreement, our share of development costs will be approximately 25% for Phase 3 clinical trials and 50% for regulatory related expenses. Our total cash outlay for development and regulatory costs is not expected to exceed $23 million. In addition, our share of commercialization costs and net sales will equal our elected participation level, but is not expected to exceed $55 million or $78 million at 25% or 35% participation levels, respectively. Under the agreement, the parties’ sharing of net sales from the commercialization of OPA-6566 in the United States extends until the joint commercialization committee is established under the agreement, or the OPA-6566 JCC, decides to terminate commercialization efforts.

Our Glaucoma Agreement will automatically terminate if we do not elect to co-promote OPA-6566 within 90 days after results of the final Phase 3 clinical trial under the agreed development plan are available, subject to earlier termination in the event that we complete an initial public offering and other conditions apply. If we have not made our co-promotion election, Otsuka has the right to terminate this agreement prior to its expiration or renewal, but subject to notice periods of varying duration, for a number of other specified reasons, including:

•	there has been no development activity under the agreement or payments made by Otsuka for such activities for a period of 18 consecutive months;

•	we significantly delay development of any product under development pursuant to the agreement, Otsuka terminates the Emixustat Agreement for any reason; or

•	the emixustat JDC determines that the development of emixustat has failed.

Otsuka may also terminate the Glaucoma Agreement if:

•	we experience a change in control;

•	Dr. Kubota is no longer one of our employees;

•	Dr. Kubota no longer serves as our full-time chief executive officer;

•	Dr. Kubota ceases to act as Co-Chair of the OPA-6566 JDC; or

•	Otsuka determines that Dr. Kubota is no longer an active member of our development team prior to certain regulatory approvals from the FDA.

If the collaboration is terminated due to the death or disability of Dr. Kubota or Otsuka’s material uncured breach of the Glaucoma Agreement, Otsuka may continue to develop, manufacture and commercialize the products and compounds developed under the agreement and is obligated to pay us a termination fee equal to the sum of all co-promotion exercise fees, development milestone payments and out-of-pocket development costs incurred by us under the agreement.

If we elect to co-promote OPA-6566 under the agreement, Otsuka will manage operations and accounting with respect to the manufacture and commercialization of the products developed under the agreement and all sales of these products shall be transacted in Otsuka’s name. The collaboration is governed by the OPA-6566 JCC and OPA-6566 JDC, which consist of an equal number of representatives of Otsuka and us. Ultimate decision-making authority is vested in Otsuka as to most development and commercialization matters.

Intellectual Property

We believe a strong patent portfolio is critical to our success. In general, we seek patent protection for our anticipated products, or obtain such protection from the relevant patents owned by our licensors. We also rely upon unpatented proprietary technology and know-how because, in some cases, our interest would be better served by reliance on trade secrets or confidentiality agreements than by patents. We have built a portfolio of 82 granted patents and 233 pending patent applications. To date, this portfolio includes nine issued patents and 23 pending applications in the United States and one issued patent and 11 pending patent applications in Japan. The following is a description of our intellectual property portfolio.

Visual Cycle Modulation

For our lead VCM-based product candidate, emixustat, we have one issued United States patent (U.S. Patent No. 7,982,071) and six pending United States patent applications. The issued patent will expire on or around 2029. Outside the United States, we have a total of seven issued patents in Mexico, New Zealand, United Kingdom, Indonesia and Korea as well as approximately 43 pending foreign counterparts in Europe and countries including Japan, Canada, Brazil, China, Chile, India, Russia, Taiwan and Argentina. If issued, these patent applications will cover compositions of matter and methods of using emixustat and would expire between year 2028 and 2032.

In addition to patents and patent applications relating to emixustat, we have four other issued United States patents and ten pending United States patent applications relating to VCM. Outside the United States, we have approximately eight granted patents and 137 pending foreign counterparts in Europe and countries including Japan, Canada, Mexico, Brazil, China, India, Russia, and Taiwan. If issued, these patent applications will cover compositions of matter and methods of using these compositions. If issued, these patents would expire between 2028 and 2033.

Pursuant to the Emixustat Agreement, we hold a non-exclusive, worldwide, fully paid-up license to make, have made, use, sell, offer for sale and import certain products based on VCM that are developed by employees of Otsuka. This license is subject to certain restrictions but is irrevocable except in the event of termination of the Emixustat Agreement.

Rebamipide

Rebamipide is the subject of one issued patent in the United States (U.S. Patent No. 6,060,486) and has patent protection in Europe. Each patent is held by Otsuka and expires in 2016. It is possible, assuming rebamipide achieves regulatory approval, that the term of the composition of matter patent in the United States may be extended up to five additional years under the provisions of the Drug Price Competition and Patent Term Restoration Act of 1984, if Otsuka seeks to so extend the terms of the U.S. patent.

Pursuant to the Rebamipide Agreement, we hold a non-exclusive, royalty-free, paid-up license to certain technology owned by Otsuka to allow us to perform our development obligations under the Rebamipide Agreement. This license will terminate upon termination of the Rebamipide Agreement.

OPA-6566

OPA-6566, an adenosine A2a receptor modulator, is the subject of one United States patent assigned to Otsuka (U.S. Patent No. 7,834,002) and the subject of two additional patent applications filed by Otsuka at the United States Patent and Trademark Office. The issued patent will expire on or around 2025. If issued, the patents resulting from the two pending applications would expire on or around 2025 and 2030, respectively. Otsuka may have the right to extend the terms of issued patents for an additional five years.

Pursuant to the Glaucoma Agreement, until we exercise our right to co-promote products based on OPA-6566, we hold a non-exclusive, royalty-free, fully paid-up license in the United States to certain patents directed to OPA-6566 and related proprietary know-how controlled by Otsuka. In the event we exercise our co-promotion right, Otsuka will grant us additional license rights to OPA-6566.

Other Technologies

We intend to continue to invest in our internal drug discovery and development programs and actively seek to license or otherwise acquire the rights to potential new drugs to expand or enhance our product pipeline.

As part of our internal research and development efforts, we currently have three confidential, non-published patent applications pending with the United States Patent and Trademark Office covering early-stage exploratory programs.

In May 2012, we strengthened our patent portfolio by acquiring the ophthalmic intellectual property rights to fenretinide, a retinol-binding protein antagonist with the potential to address retinal diseases, and its related compounds from ReVision Therapeutics. The purpose of the acquisition was to:

•	Clearly differentiate our VCM-based compounds from the retinol-binding antagonists and educate the medical and scientific community;

•	Enhance the leadership position of our product candidates relating to dry AMD;

•	Utilize the proprietary data and know-how obtained for our development of emixustat; and

•	Strengthen our ability to discover treatments for serious diseases of the eye.

Competition

The pharmaceutical and biotechnology industries are intensely competitive, and our product candidates, if commercialized, would compete with potential or existing drugs and therapies. In addition, there are many pharmaceutical companies, biotechnology companies, public and private universities, government agencies and research organizations actively engaged in research and development of products targeting the same markets as our product candidates. Many of these organizations have substantially greater financial, technical, manufacturing and marketing resources than we have. Moreover, physicians frequently prescribe legally available therapies for uses that are not described in the product’s labeling and that differ from those tested in clinical studies and approved by the FDA or similar regulatory authorities in other countries. These unapproved, or “off-label,” uses are common across medical specialties and may represent a potential source of competition to our product candidates. Our ability to compete successfully will depend largely on our ability to:

•	design and develop products that are superior to other products in the market;

•	attract and retain qualified scientific, product development and commercial personnel;

•	obtain patent and/or other intellectual property protection for our product candidates and technologies;

•	obtain required regulatory approvals; and

•	successfully collaborate in the design, development and commercialization of new products.

We expect to compete on, among other things, product efficacy and safety, time to market, price, extent of adverse side effects and the basis and convenience of treatment procedures. To compete successfully, we will need to identify and develop products and exploit these products commercially before others are able to develop competitive products.

Dry AMD

There are no FDA-approved treatments for any form of dry AMD and we are not aware of any drugs marketed for the treatment of dry AMD. In response to this unmet medical need, new products are being developed that would compete with emixustat if emixustat is approved for dry AMD. Product candidates under development include neuroprotective agents, receptor antagonists and other drugs that seek to preserve photoreceptors and the RPE. Key competitors under clinical development include: Genentech’s FCFD4514S, an intravitreal injection therapy; GlaxoSmithKline’s GSK933776 and Pfizer’s RN6G, intravenously administered anti-amyloid immunotherapy drugs; Neurotech Pharmaceuticals, Inc.’s NT-501, a neuroprotective implant therapy; MacuCLEAR’s MC1101, an antihypertensive drug being developed as an eye drop; Ophthotech’s ARC1905, an intravitreal injection; and Potentica’s POT-4, a complement inhibitor and several other complement inhibitors.

Diabetic Retinopathy / Diabetic Macular Edema

There are no FDA-approved pharmaceutical products specifically for DR. Lucentis was recently approved for DME in Europe and in the United States. Other anti-VEGF compounds such as Regeneron’s Eylea are being developed for DME. These anti-VEGF compounds need to be injected into the eye on a regular basis which is not a favored treatment by patients and physicians. Other key competitor compounds include: corticosteroid implants like pSivida’s Iluvien and Allergan’s Ozurdex; Fovea’s FOV2304, a bradykinin B1 receptor antagonist currently being developed as an eye drop; and iCo Therapeutics’ iCo-007, a c-raf kinase inhibitor currently developed as intravitreal injection. We would also face competition from other existing treatments for DME, such as laser photocoagulation and surgical procedures. Additional therapeutics under development could also compete with emixustat.

Dry Eye Syndrome

If rebamipide were to be approved for the treatment of the signs and symptoms of dry eye syndrome, we expect that it would initially compete primarily with Allergan’s Restasis®. Restasis® is not approved for the signs and symptoms of dry eye syndrome, but it is indicated to increase tear production in certain patients with dry eye disease. Several therapies for the treatment of the signs or symptoms of dry eye syndrome are under clinical investigation and would compete with rebamipide if they are successfully developed. Other therapies in late stage clinical development include: Novagali Pharma’s NOVA22007, an immunosuppressant currently in Phase 3 clinical trial in Europe; OphthaliX CF 101, a systemic A3 adenosine receptor agonist currently in Phase 3; SARcode Corporation’s lifitegrast (SAR 1118), an antigen antagonist that has completed one Phase 3 clinical trial and initiated a second Phase 3 study.

Glaucoma

In the United States, there are a number of drugs that have been approved for the treatment of glaucoma or, are under development for the treatment of glaucoma. Each of these drugs is a potential competitor to OPA-6566 if it were to be approved for the reduction of IOP associated with glaucoma. Key product classes that are most commonly used are prostaglandins, such as Xalatan, and beta-blockers, such as timolol. Moreover, a large number of generic versions of drugs target elevated IOP and may have market penetration and price advantages over OPA-6566. In addition to these approved treatments, a number of new products are being developed that would compete with OPA-6566 if OPA-6566 is approved to treat glaucoma. Aerie Pharmaceuticals, Inc. is conducting Phase 3 clinical trials for AR-12286, a Rho kinase inhibitor; Bausch & Lomb and NicOx S.A. announced positive top-line results for BOL303259X, an EP2 receptor agonist in Phase 2 and Phase 3 clinical trials. Other therapies in Phase 2 include OphthaliX’s CF101, an adenosine A3 agonist and Inotek Pharmaceuticals’ INO-8875, an adenosine A1 receptor agonist.

Sales and Marketing

As we continue to evolve as an organization and as our product candidates develop, we intend to begin our sales and marketing activities by establishing our own specialized ophthalmic sales and marketing infrastructure. As a part of our collaboration strategy with Otsuka, we have retained the option to acquire commercialization rights once our product candidates reach the later stages of clinical development. We have an option to co-promote emixustat in North America. Under our existing agreements with Otsuka, we have an exclusive right to negotiate co-promotion rights for rebamipide in the United Sates upon filing the NDA. Additionally, we have the right to co-promote OPA-6566 in the United States. Our goal is to successfully implement marketing and sales activities to support the launch and on-going activities of our products in the marketplace. We will achieve this goal by hiring seasoned sales and marketing professionals as well as utilizing third parties to assist where appropriate.

Although we have not yet made an election regarding co-promotion under our collaboration agreements with Otsuka, we are preparing to initiate pre-launch marketing activities in coordination with Otsuka. We intend to begin negotiating with Otsuka to obtain co-promotion rights for rebamipide in the United States, with a long-term strategic objective to create a dedicated ophthalmic specific sales and marketing infrastructure that can be used for the commercialization of any of our product candidates that receive marketing approval. We expect to focus our internal sales and marketing efforts on ophthalmologists (and optometrists as needed).

The table below presents our commercial rights for each Otsuka collaboration program by geographic area.

Manufacturing and Supply

We rely on third parties to manufacture cGMP emixustat hydrochloride for research, development, pre-clinical and clinical trials, and do not expect to establish our own manufacturing capability. Under the terms of the Emixustat Agreement, Otsuka will be responsible for the manufacture and supply of emixustat commencing with our next Phase 3 clinical trials. We maintain relationships with third-party manufactures for the development of formulations and potential mass production of our product candidates independent from our collaboration with Otsuka. Otsuka is also responsible for the manufacture and supply for the rebamipide and OPA-6566 products and we depend on them for the supply and manufacture of these compounds.

We have no contractual commitments to any manufacturers for future manufacturing though we believe that there are several manufacturing sources available on commercially reasonable terms to meet our clinical and any future commercial production requirements.

Government and Other Regulation

General Overview

Government authorities in the United States and other countries extensively regulate, among other things, the research, development, testing, quality, efficacy, safety (pre- and post-marketing), manufacturing, labeling, storage, record-keeping, advertising, promotion, export, import, marketing and distribution of pharmaceutical products.

United States

In the United States, the FDA, under the Federal Food, Drug & Cosmetic Act, or FFDCA, and other federal and local statutes and regulations, subjects pharmaceutical products to review. If we do not comply with applicable regulations, the government may refuse to approve or place our clinical studies on clinical hold, refuse to approve our marketing applications, refuse to allow us to manufacture or market our products; our products may be seized, injunctions and monetary fines may be imposed, and we may be criminally prosecuted.

To obtain approval of a new product from the FDA, we must, among other requirements, submit data supporting the safety and efficacy, as well as detailed information on the manufacture and composition of the product and proposed labeling. The testing and collection of data and the preparation of the necessary applications are expensive and time consuming. The FDA may not act quickly or favorably in reviewing these applications, and we may encounter significant difficulties or costs in our efforts to obtain FDA approval that could delay or preclude us from marketing our products. The drug approval process in the United States generally involves the following:

•	completion of pre-clinical laboratory and animal testing and formulation studies conducted under Good Laboratory Practices, or GLP, regulations;

•	submission of an IND which must become effective before human clinical trials may begin;

•

completion of adequate and well-controlled human clinical trials to establish the safety and efficacy of the investigational drug for its intended use; the studies must be conducted under Good Clinical Practices, or GCP, regulations;

•	submission of an NDA or Biologics License Application, or BLA;

•

satisfactory completion of an FDA inspection of the manufacturing facility or facilities where the product is produced to assess compliance with current Good Manufacturing Practice, or cGMP, regulations; and

•	FDA review and approval of the NDA or BLA.

Phase 2 trials are usually conducted in a limited patient population to evaluate dosage tolerance and appropriate dosage, identify possible adverse events and safety risks, and preliminarily evaluate the efficacy of the drug for specific indications.

Phase 3 trials further evaluate clinical efficacy and test further for safety in an expanded patient population at geographically dispersed test sites. Completion of two adequate and well-controlled Phase 3 studies with results that replicate each other is the norm before an application can be submitted to the FDA.

The FDA closely monitors the progress of each phase of clinical testing and may, at its discretion, reevaluate, alter, suspend or terminate testing based on data accumulated to that point and its assessment of the risk/benefit relationship to the patient. Total time required for running the clinical studies varies between two and ten years. Additional clinical testing may be required for special classes of patients, e.g., geriatric patients, pediatric patients, patients with renal impairment.

Once all the clinical studies are completed, the sponsor submits the NDA that contains the results of non-clinical and clinical trials, together with detailed information on the chemistry, manufacturing and controls of the product and proposed labeling. It is also important that the sponsor provide a detailed description that justifies the risk/benefit relationship of the drug to the patient. Under the Prescription Drug User Fee Act, or PDUFA, the applicant must pay a fee which is substantial and increases every year. In fiscal year 2013, the fee is $2.0 million.

The FDA conducts a preliminary review of the NDA and within 60 days will make a “fileability” decision. Once the submission is accepted for filing, the FDA conducts an in-depth review of the NDA. Under the PDUFA, the FDA has ten months and six months in which to complete its review and issue an action letter for a standard and priority review NDA, respectively. The review process may be extended by three months if the FDA requests additional information or the sponsor provides significant new information or clarification regarding information already provided in the submission within the last three months of the PDUFA goal date. If the FDA’s evaluation of the NDA and audit/inspection of clinical and manufacturing procedures and facilities are favorable, the FDA may issue either an approval letter or an approvable letter. An approvable letter contains conditions that must be met to secure final approval. If and when those conditions have been met to the FDA’s satisfaction, the FDA will issue an approval letter authorizing commercial marketing of the drug for the proposed indication(s). If the FDA’s evaluation of the NDA submission and audit/inspection of clinical and manufacturing procedures and facilities are not favorable, the FDA may refuse to approve the NDA and issue a not approvable letter.

Fast Track Designation

The FDA’s “fast track” program is intended to facilitate the development and to expedite the review of drugs that are intended for the treatment of a serious or life-threatening condition and that demonstrate the potential to address unmet medical needs. Fast track designation permits the FDA to initiate review of sections of an NDA before the application is complete. This so called “rolling review” is available if the applicant provides, and the FDA approves, a schedule for the submission of the remaining information and the applicant has paid the applicable user fees, half of which are due at the time of filing and half of which are due at the time of approval. The FDA’s PDUFA review clock does not begin until the complete application is submitted. Additionally, the fast track designation may be withdrawn by the FDA if it believes that the designation is no longer supported by emerging data, or the designated development program is no longer being pursued.

Other Regulatory Requirements

Risk Evaluation Mitigation Strategy, or REMS. The recently enacted Food and Drug Administration Amendments Act of 2007, or FDAAA, gives the FDA authority to require a drug-specific REMS to ensure the safe use of the drug. In determining whether a REMS is necessary, the FDA must consider the size of the population most likely to use the drug, the seriousness of the disease or condition to be treated, the expected benefit of the drug, the duration of treatment, the seriousness of known or potential adverse events and whether or not the drug is a new chemical entity. If the FDA determines a REMS is necessary, the sponsor must propose the REMS plan at the time of approval. A REMS may be required to include various elements, such as a medication guide or patient package insert, a communication plan to educate health providers of the drug’s risks, limitation on who may prescribe or dispense the drug or other measures that the FDA deems necessary to assure the safe use of the drug.

The FDAAA also expands the FDA’s authority to require post-approval studies and clinical trials if the FDA, after drug approval, deems it appropriate. The purpose of such studies would be to assess a known serious risk or signals of a serious risk related to the drug or to identify an unexpected serious risk when available data indicates the potential for a serious risk. The FDA may also require a labeling change if it becomes aware of new safety information that it believes should be included in the labeling of a drug.

Patent Term Restoration and Marketing Exclusivity. Depending upon the timing, duration and specifics of FDA approval of the use of our drug product candidates, some of the U.S. patents covering our product candidates may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, or the Hatch-Waxman Act. The Hatch-Waxman Act permits a patent restoration term of up to five years as compensation for patent term lost during product development and the FDA regulatory review process. However, patent term restoration cannot extend the remaining term of a patent beyond a total of 14 years from the product’s approval date. The patent term restoration period is generally one-half the time between the effective date of an IND, and the submission date of an NDA or BLA, plus the time between the submission date of an NDA and the approval of that application. Only one patent applicable to an approved product is eligible for the extension and the application for extension must be made prior to expiration of the patent. The United States Patent and Trademark Office, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration. In the future, we intend to apply for restorations of patent term for some of our currently owned or licensed patents to add patent life beyond their current expiration date, depending on the expected length of clinical trials and other factors involved in the submission of the relevant application.

Market exclusivity provisions under the FFDCA also can delay the submission or the approval of certain applications. The FFDCA provides a five-year period of non-patent marketing exclusivity within the United States to the first applicant to gain approval of an NDA for a new chemical entity. A drug is a new chemical entity if the FDA has not previously approved any other new drug containing the same active moiety, which is the molecule or ion responsible for the action of the drug substance. During the exclusivity period, the FDA may not accept for review an abbreviated new drug application, or ANDA, or a 505(b)(2) NDA submitted by another company for another version of such drug where the applicant does not own or have a legal right of reference to all the data required for approval. However, an application may be submitted after four years if it contains a certification of patent invalidity or non-infringement. The FFDCA also provides three years of marketing exclusivity for an NDA, 505(b)(2) NDA or supplement to an approved NDA if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application. This three-year exclusivity covers only the conditions associated with the new clinical investigations and does not prohibit the FDA from approving ANDAs for drugs containing the original active agent. Five-year and three-year exclusivity will not delay the submission or approval of a full NDA; however, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to all of the pre-clinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness.

Post-Marketing Requirements. There are post-marketing safety surveillance requirements that we will need to meet to continue to market an approved product. Adverse experiences with the product must be reported to the FDA and could result in imposition of market restrictions through labeling changes or in product removal. Product approvals may be withdrawn if compliance with regulatory requirements is not maintained or if problems concerning safety and/or efficacy of the product occur following approval. The FDA may also, in its discretion, require post-marketing testing and surveillance to monitor the effects of approved products or place conditions on any approvals that could restrict the commercial applications of these products.

With respect to product advertising and promotion of marketed products, the FDA imposes a number of complex regulations which include, but are not limited to, standards for direct-to-consumer advertising, off-label promotions, industry-sponsored scientific and educational activities and promotional activities involving the Internet. The FDA has very broad enforcement authority under the FFDCA, and failure to abide by these regulations can result in penalties, including the issuance of warning letters directing the sponsor to correct deviations from FDA standards, a requirement that future advertising and promotional materials are pre-cleared by the FDA, and state and federal civil and criminal investigations and prosecutions.

The manufacturing facility that produces our product must maintain compliance with cGMP and is subject to periodic inspections by the FDA. Failure to comply with statutory and regulatory requirements subjects a manufacturer to possible legal and regulatory action, including warning letters, seizure or recall of products, injunctions, consent decrees placing significant restrictions on or suspending manufacturing operations, and civil and criminal penalties.

Foreign Regulations

Foreign regulatory systems, although varying from country to country, include risks similar to those associated with FDA regulations in the United States.

Under the European Union regulatory system, applications for drug approval may be submitted either in a centralized or decentralized procedure. Under the centralized procedure, a single application to the European Medicines Agency leads to an approval granted by the European Commission, which permits marketing of the product throughout the European Union (currently 27 member states). The centralized procedure is mandatory for new chemical entities, biotech and orphan drug products and products to treat AIDS, cancer, diabetes and neuro-degenerative disorder, auto-immune diseases, other immune dysfunctions and viral diseases. Products that constitute a significant therapeutic, scientific or technical innovation or which are in the interests of patients at the European Union community level may also be submitted under this procedure. Our product would potentially qualify for this procedure as a product that constitutes a significant therapeutic, scientific or technical innovation and is a new chemical entity. If we were to pursue this route, we will need to justify qualification for eligibility with the European Medicines Agency 18 months before the filing date.

The decentralized procedure provides for mutual recognition of nationally approved decisions and is used for products that do not comply with the requirements for the centralized procedure. Under the decentralized procedure, the holders of national marketing authorization in one of the countries within the European Union may submit further applications to other countries within the European Union, who will be requested to recognize the original authorization based on an assessment report provided by the country in which marketing authorization is held.

Third-Party Payor Coverage and Reimbursement

Although none of our product candidates has been commercialized for any indication, if they are approved for marketing, commercial success of our product candidates will depend, in part, upon the availability of coverage and reimbursement from third-party payors including U.S. state and federal programs, such as Medicare and Medicaid, and private health insurance programs. Medicare is a federally funded and administered health insurance program, primarily for individuals entitled to social security benefits who are 65 or older or who are disabled. Medicaid is a health insurance program jointly funded by state and federal governments that provides medical assistance to qualifying low income persons. In general, program participants are eligible for full or partial reimbursement of the cost of drug therapies. Government payor programs, including Medicare and Medicaid, private health care insurance companies, and managed-care plans have attempted to control costs by limiting coverage and the amount of reimbursement for particular procedures or drug treatments. The U.S. Congress and state legislatures from time to time propose and adopt initiatives aimed at cost-containment. Ongoing federal and state government initiatives directed at lowering the total cost of health care will likely continue to focus on health care reform, the cost of prescription pharmaceuticals and on the reform of the Medicare and Medicaid payment systems. Examples of how limits on drug coverage and reimbursement in the United States may cause reduced payments for drugs in the future include:

•	changing Medicare reimbursement methodologies;

•	fluctuating decisions on which drugs to include in formularies;

•	revising drug rebate calculations under the Medicaid program; and

•	reforming drug importation laws.

Some third-party payors also require pre-approval of coverage for new or innovative devices or drug therapies before they will reimburse health care providers who use such therapies. While we cannot predict whether any proposed cost-containment measures will be adopted or otherwise implemented in the future, the announcement or adoption of these proposals could have a material adverse effect on our ability to obtain adequate prices for our drug candidates and operate profitably.

Employees

As of March 31, 2013, we had 80 full time employees employed in the areas of research, clinical development and operations and administration. None of our employees are represented by a labor union or covered by a collective bargaining agreement. We have never experienced any employment-related work stoppages and consider relations with our employees to be good.

Facilities

We currently occupy approximately 21,000 square feet of office space in downtown Seattle, Washington for our corporate headquarters. Our research and development activities are conducted in our 17,000-square foot laboratory located in Bothell, Washington. Both facilities are occupied pursuant to non-cancellable leases which expire in February 2015. We believe our space is adequate for our current needs and suitable additional or substitute space will be available to accommodate the foreseeable expansion of our operations, including laboratory space.

Legal Proceedings

From time to time, we may be subject to legal proceedings and claims in the ordinary course of business. We are not currently a party to any material legal proceedings, and to our knowledge none is threatened.

MANAGEMENT

Executive Officers and Directors

The following table provides information regarding our executive officers and directors as of March 31, 2013:

Name	Age	Position(s)
Ryo Kubota, M.D., Ph.D.	46	Chairman, President, Chief Executive Officer
David L. Lowrance	45	Chief Financial Officer, Treasurer and Secretary
Hien DeYoung	49	Vice President Human Resources
Yoshitaka Kitao	61	Director
Peter A. Kresel(1)(2)(3)	69	Director
Glen Y. Sato*(1)(2)	54	Director
Michael Schutzler(3)	51	Director

*	Lead Independent Director
(1)	Member of our audit committee
(2)	Member of our compensation committee
(3)	Member of our nominating committee

Ryo Kubota, M.D., Ph.D. is our founder, and has served as President, Chief Executive Officer and director since June 2002 and Chairman since April 2005. Additionally, he served as Treasurer from June 2002 to August 2006 and as Secretary from June 2002 to September 2002, November 2002 to August 2006, and March 2007 to July 2011. Prior to founding Acucela Inc., Dr. Kubota worked in the ophthalmology field, including serving as an instructor at Keio University and as an Acting Assistant Professor at the University of Washington School of Medicine. Dr. Kubota holds an M.D. and a Ph.D. in medicine from Keio University. Dr. Kubota has been board certified in ophthalmology by the Japanese Ophthalmological Association since 1996 and is a member of the American Academy of Ophthalmology, the Association for Research in Vision and Ophthalmology, and the Japanese Ophthalmology Society. Since 2008, Dr. Kubota has been a director of the Japan-America Society of the State of Washington. We believe Dr. Kubota should serve as our Chairman based on the perspective and experience he brings to our board of directors as our President, Chief Executive Officer and Founder, which adds historical knowledge, scientific leadership, ophthalmic industry expertise, partnering leadership and continuity to our board of directors.

David L. Lowrance has served as Chief Financial Officer since April 2011 and Secretary and Treasurer since July 2011. Prior to joining Acucela, from March 2003 to April 2011, he served as Vice President and Chief Financial Officer for Cumberland Pharmaceuticals Inc., a publicly traded pharmaceutical company. From 1994 to 2003, he served in senior finance and accounting roles within divisions of global companies, including BorgWarner Inc. and Icore International, Inc. Prior to this, Mr. Lowrance worked as an accountant for Ernst & Young LLP, where he managed a number of healthcare, manufacturing, real estate and not-for profit clients. Mr. Lowrance holds a B.B.A. in accounting from the University of Georgia and is a Certified Public Accountant.

Hien DeYoung has served as Vice President of Human Resources since July 2011. She was our Senior Director of Human Resources from March 2009 to June 2011. Prior to joining us, from June 2006 to February 2009, Ms. DeYoung provided human resources consulting services to CEOs and founders of life science and medical device companies under her consulting company, DeYoung Consulting. From November 1998 to April 2006, she was Director of Human Resources & Corporate Administration for CEPTYR, Inc., a small molecule company focused on treating metabolic diseases. Previous to this she held positions in corporate administration for the software manufacturing, mining and legal industries. Ms. DeYoung completed her Senior Professional In Human Resources certification in 2004, and she is a Certified Predictive Index Assessment Analyst.

Yoshitaka Kitao has served on our board of directors since April 2005. Mr. Kitao has served as the Chief Executive Officer of SBI Holdings, Inc., a Japanese financial services holding company, since 1999. He also serves as Chief Executive Officer and representative director of various entities affiliated with SBI Holdings, Inc., including SBI Investment Co., Ltd., and as Chairman of SBI Mortgage Co., Ltd. and SBI Securities Co., Ltd. Prior to founding SBI Holdings, Inc., Mr. Kitao served in various positions for Softbank Corp., including most recently as its Executive Vice President and Chief Financial Officer, and for Nomura Securities Co., Ltd. Mr. Kitao has degrees in economics both from Keio University and Cambridge University. We believe Mr. Kitao should serve as director based on his deep experience and expertise of the Japanese financial and investment environment.

Peter A. Kresel has served on our board of directors since August 2007. He has also provided ongoing consulting services to us since 2005. Mr. Kresel retired from Allergan, Inc., a multi-specialty health care company, in 2006 after 13 years of service as Senior Vice President of Global Regulatory Affairs. Prior to joining Allergan, Mr. Kresel served as Director of Worldwide Regulatory Affairs at Bristol-Myers Squibb Company. Mr. Kresel has a B.S. in microbiology from Syracuse University, and an M.B.A. in marketing from University College at Syracuse University. We believe Mr. Kresel should serve as a director based on his experience in senior management roles at large pharmaceutical companies and his extensive knowledge of regulatory affairs for ophthalmic products.

Glen Y. Sato has served on our board of directors since August 2009. Mr. Sato has been a partner of Cooley LLP, a law firm, since 2006. From 2003 to 2006, Mr. Sato served as Senior Vice President and Chief Financial Officer of PDL BioPharma, Inc., (formerly Protein Design Labs, Inc.), a biopharmaceutical company. From 1999 to 2003, Mr. Sato served as Chief Financial Officer and General Counsel at Exelixis, Inc., a genomics based pharmaceutical discovery company. Mr. Sato holds a Bachelor’s degree in economics from the College of Social Studies from Wesleyan University and a J.D. and M.B.A. from the University of California, Los Angeles. Since May 2003, Mr. Sato has served as a director of Intarcia Therapeutics, Inc. We believe Mr. Sato should serve as a director based on his experience in senior management roles at pharmaceutical companies, and his experience leading the financial functions of these companies.

Michael T. Schutzler has served on our board of directors since May 2012. Since June 2010, Mr. Schutzler has served as Chief Executive Officer and a director of Livemocha, Inc., an online language learning community. Since April 2007, Mr. Schutzler has provided leadership and business counseling through his company, CEOsherpa LLC. From 1998 until 2012, Mr. Schutzler served as a director of Digital Forest Inc. and from 2008 until 2010, Mr. Schutzler served as a director of Talent Spring Inc. From July 2003 to March 2007, Mr. Schutzler was a Senior Vice President of RealNetworks, Inc. a digital media product company. From February 2003 to July 2004, Mr. Schutzler was Senior Vice President of Consumer Products at Monster Worldwide, Inc., an online recruiting company. From September 2000 to September 2002, Mr. Schutzler was the Chief Executive Officer of Classmates.com (now Classmates Media Corporation), an online social network. Since March 2007, Mr. Schutzler has served as a member of the board of directors of FlowPlay Inc., an online video game company. Since January 2010, Mr. Schutzler has served as a member of the Board of Advisors of the Center for Innovation & Entrepreneurship at the Michael G. Foster School of Business at the University of Washington. Mr. Schutzler holds a B.S. degree from Pennsylvania State University and an M.B.A. from the University of Rochester. We believe Mr. Schutzler should serve as a director based on his experience in senior management roles and his commercial and business development experience.

Our executive officers are elected by, and serve at the discretion of our board of directors. There are no familial relationships among our directors and officers.

Board of Directors Composition

Under our amended and restated bylaws, our board of directors may set the authorized number of directors. Our board of directors currently consists of five members. Our currently serving members of the board will continue to serve as directors until their resignations or until their successors are duly elected by the holders of our common stock.

Our amended and restated articles of incorporation and amended and restated bylaws that will be in effect following the closing of this offering provide for a classified board of directors consisting of three classes of directors, with staggered three-year terms. Our directors will be divided among the three classes as follows:

•	Class I directors are Glen Sato and Peter Kresel (current terms expiring in 2014)

•	Class II directors are Yoshitaka Kitao and Michael Schutzler (current terms expiring in 2015)

•	Class III director is Ryo Kubota (current term expiring in 2016)

At each annual meeting of our shareholders, the successors to the directors whose terms expire at each such meeting will be elected to serve until the third annual meeting after their election or until their successor has been elected. As a result, only one class of directors will be elected at each annual meeting of our shareholders, with the other classes serving for the remainder of their respective terms.

Independence of Directors

Upon the completion of this offering, our common stock will be listed on the Mothers market of the Tokyo Stock Exchange. As such, our common stock will not be listed on a national securities exchange or an inter-dealer quotation system. Under these circumstances, the rules of the United States Securities and Exchange Commission, or the SEC, require that we identify which of our directors is independent using a definition for independence for directors of a national securities exchange or inter-dealer quotation system which has requirements that a majority of the board of directors be independent. Based upon information requested from and provided by each director concerning his background, employment and affiliations, including family relationships, with us, our senior management and our independent registered public accounting firm, our board of directors has determined that only two of our directors, Messrs. Sato and Schutzler, are independent directors under standards established by the New York Stock Exchange, or the NYSE.

Committees of Our Board of Directors

Our board of directors has established an audit committee, a compensation committee and a nominating committee. The composition and responsibilities of each committee are described below. Following the completion of this offering, copies of the charters for each committee will be available without charge, upon request in writing to Acucela Inc., 1301 Second Avenue, Suite 1900, Seattle, Washington 98101, Attn: Investor Relations or on the investor relations portion of our website, www.acucela.com. Members serve on these committees until their resignations or until otherwise determined by our board of directors.

Audit Committee

Our audit committee is comprised of Glen Sato, who is the chair of the audit committee, and Peter Kresel. The composition of our audit committee meets the requirements for independence under applicable NYSE and SEC rules and regulations, with the exception of Mr. Kresel, who is not deemed independent based on his consulting relationship with us. In addition, our board of directors has determined that Glen Sato is an audit committee financial expert within the meaning of Item 407(d) of Regulation S K under the Securities Act. All audit services to be provided to us and all permissible non audit services, to be provided to us by our independent registered public accounting firm will be approved in advance by our audit committee. Our audit committee recommended, and our board of directors adopted, an amended and restated charter for our audit committee, which will be posted on our website. Our audit committee, among other things:

•	selects a firm to serve as independent registered public accounting firm to audit our financial statements and determines the compensation for our independent registered public accounting firm;

•	helps to ensure the independence of the independent registered public accounting firm;

•

discusses the scope and results of the audit with the independent registered public accounting firm, and reviews, with management and the independent accountants, our interim and year end operating results, our financial statements, our accounting and financial reporting processes, and the integrity of our financial statements;

•	develops procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

•	resolves disagreements between management and our independent registered public accountants;

•	oversees our compliance with legal and regulatory requirements and compliance with ethical standards adopted by us;

•	considers the adequacy of our internal controls regarding finance and accounting;

•	discusses our policies with respect to risk assessment and risk management; and

•	reviews and approves (or, as permitted, pre approves) all audit and non audit services to be performed by the independent registered public accounting firm.

Compensation Committee

Our compensation committee is comprised of Glen Sato, who is the chair of the compensation committee, and Peter Kresel. The composition of our compensation committee meets the requirements for independence under applicable NYSE and SEC rules and regulations, with the exception of Mr. Kresel, who is not deemed independent based on his consulting relationship with us. The purpose of our compensation committee is to discharge the responsibilities of our board of directors relating to compensation of our executive officers. Our compensation committee recommended, and our board of directors adopted, an amended and restated charter for our compensation committee. Our compensation committee, among other things:

•	reviews and determines, or makes recommendations to our board of directors regarding, the compensation of our executive officers;

•	evaluates the performance of our chief executive officer;

•	administers our stock and equity incentive plans;

•

reviews and approves corporate goals and objectives relevant to the compensation of our executive officers and evaluates the performance of our executive officers in light of these goals and objectives;

•	reviews and makes recommendations to our board of directors with respect to incentive compensation and equity plans; and

•	establishes and reviews general policies relating to compensation and benefits of our employees.

Nominating Committee

The nominating committee is comprised of Michael Schutzler, who is the chair of the nominating committee, and Peter Kresel. The composition of our nominating committee meets the requirements for independence under applicable NYSE and SEC rules and regulations, with the exception of Mr. Kresel, who is not deemed independent based on his consulting relationship with us. The nominating committee recommended, and our board of directors adopted, an amended and restated charter for our nominating committee. Our nominating committee, among other things:

•	identifies, evaluates and recommends nominees to our board of directors and its committees;

•	evaluates the performance of our board of directors and of individual directors;

•	considers and makes recommendations to our board of directors regarding composition of the board and its committees;

•	reviews related party transactions and proposed waivers of our code of conduct;

•	reviews developments in corporate governance practices;

•	evaluates the adequacy of our corporate governance practices and reporting; and

•	makes recommendations to our board of directors concerning corporate governance matters.

Compensation Committee Interlocks and Insider Participation

During 2012, our compensation committee consisted of Peter Kresel and Glen Sato. None of our executive officers serves or in the past has served as a member of the board of directors or compensation committee of any entity that has one or more of its executive officers serving on our board of directors or our compensation committee.

We are party to a consulting agreement with Peter Kresel, one of our directors, that provides for services through January 2, 2014. See “Transactions with Related Parties, Founders and Control Persons—Consulting Relationship” below for a discussion of this agreement.

Director Compensation

In general, we compensate our non-employee directors with a combination of cash and equity awards. As discussed in “Transactions with Related Parties, Founders and Control Persons—Consulting Relationship” below, Mr. Kresel receives compensation in connection with his provision of consulting services to us. We pay each independent director an annual retainer fee of $7,500 and $2,500 to each director who serves as a committee chair.

Our practice is to offer our independent directors an initial option package when they join our board of directors and annual option grants after a director has served on our board for at least 12 months. In May 2012, we offered an annual option grant to Glen Sato consisting of options to purchase 12,500 shares of our common stock. As part of his initial option package, we granted options to purchase 20,000 shares of our common stock to Michael Schutzler in May 2012. Each option grant was under our 2002 Stock Option and Restricted Stock Plan (the “2002 Plan”) at an exercise price of $9.30 per share. Mr. Sato’s option awards vest in equal monthly installments over one year from the vesting commencement date (which, for 5,000 of the options is January 11, 2012 and for 7,500 options is May 16, 2012) in accordance with our practices for annual option grants. In accordance with our practices for new non-employee directors, Mr. Schutzler’s option award vests in equal monthly installments over four years from the vesting commencement date, which for Mr. Schutzler is May 24, 2012.

Non-employee directors will receive no other form of remuneration, perquisites or benefits, but will be reimbursed for their expenses to attend meetings, including travel, meal and other expenses.

The following table provides information regarding the compensation awarded to, earned by or paid to our non-employee directors during the fiscal year ended December 31, 2012. All compensation paid to Dr. Kubota, our only employee director in 2012, is set forth in the tables below under “Executive Compensation—Summary Compensation.”

Name	Fees Earned or Paid in Cash	Option Awards(1)	All Other Compensation		Total
Yoshitaka Kitao(2)	$ —	$ —	$ —		$ —
Peter A. Kresel	—	—	216,000	(3)	216,000
Glen Y. Sato	12,500	104,149	—		116,649
Michael Schutzler	10,000	134,335	—		144,335

(1)

The amounts in this column represent the aggregate grant date fair values for stock option awards, computed in accordance with FASB ASC Topic 718, granted to the non-employee directors for 2012 as discussed in note 13 to our financial statements included elsewhere in this prospectus. See also “Management’s Discussion and Analysis of

Financial Condition and Results of Operations—Critical Accounting Policies and Estimates–Stock-Based Compensation” above for a discussion of how we have valued our common stock.

The aggregate number of shares subject to outstanding stock option awards held by each of our non-employee directors as of December 31, 2012 were as follows:

Name	Aggregate Number of Shares Underlying Outstanding Stock Option Awards
Yoshitaka Kitao	—
Peter A. Kresel	20,000
Glen Y. Sato	40,000
Michael Schutzler	20,000

(2)	As a representative of SBI, one of our principal shareholders, Mr. Kitao has not received compensation for his board membership.
(3)	Includes amounts paid to Mr. Kresel pursuant to his consulting agreement. See also “Transactions with Related Parties, Founders and Control Persons—Consulting Relationship” below.

EXECUTIVE COMPENSATION

Summary Compensation

The following table provides information regarding all compensation awarded to, earned by or paid to our named executive officers for all services rendered in all capacities to us during the fiscal year ended December 31, 2012. Our named executive officers for 2012 include our principal executive officer and our two most highly compensated executive officers (other than our principal executive officer) serving as such at December 31, 2012. We refer to these three executive officers as our named executive officers.

Summary Compensation Table

Name and principal position	Salary(1)	Bonus		Stock Awards(2)	Option Awards(3)	Non-Equity Incentive Plan Com- pensation(4)	All Other Compen- sation		Total(5)
Ryo Kubota M.D., Ph.D.
Chairman, President & Chief Executive Officer	$485,000	$100,000	(6)	$ 56,654	$—	$320,100	$107,359	(7)	$1,069,113

David L. Lowrance
Chief Financial Officer	289,800	16,000	(6)	—	376,801	93,200	89,098	(9)	864,899

Hien DeYoung
Vice President Human Resources	249,500	16,000	(6)	—	—	80,249	17,625	(8)	363,374

(1)	On January 29, 2013, the compensation committee approved the following salary increases effective as of January 1, 2013: Mr. Lowrance’s salary was increased from $289,800 to $308,544 and Ms. DeYoung’s salary was increased from $249,500 to $259,512.
(2)	The amount in this column represents the aggregate grant date fair value of the stock awards, computed in accordance with FASB ASC Topic 718, issued to Dr. Kubota for fiscal year 2012, as discussed in note 13 to our financial statements. See also “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Stock-Based Compensation” above for a discussion of how we have valued our common stock.
(3)	The amounts in this column represent the aggregate grant date fair values for stock option awards, computed in accordance with FASB ASC Topic 718, granted to the named executive officers for fiscal year 2012 as discussed in note 13 to our financial statements included elsewhere in this prospectus. See also “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Stock-Based Compensation” above for a discussion of how we have valued our common stock.
(4)	The amounts in this column represent total performance-based bonuses under our Acucela Incentive Program earned for services rendered in fiscal year 2012.
(5)	The amounts in this column represent the sum of the compensation amounts reflected in the other columns of this table.
(6)	Represents a discretionary bonus awarded in September 2012 for the named executive officer’s contribution to the achievement of a key development milestone for one of our product candidates.
(7)	Represents $56,654 in amounts paid by us to discharge Dr. Kubota’s indebtedness under promissory notes used to fund his purchase of shares of our common stock (see footnote 2) pursuant to our employment agreement with Dr. Kubota, gross-ups of $32,495 for the payment of taxes due in connection with these payments, $13,601 for the payment of insurance premiums, and $4,609 for reimbursement of commuting and transportation costs.
(8)	Represents $13,016 for the payment of insurance premiums and $4,609 for reimbursement of commuting and parking costs.
(9)	Represents a $50,000 relocation bonus, a $13,500 housing allowance, $13,581 for the payment of insurance premiums, a gross-ups of $7,408 for the payment of taxes related to Mr. Lowrance’s housing allowances, and $4,609 for reimbursement of commuting and transportation costs.

2012 Equity Awards

In May 2012, we granted options to purchase 67,900 shares of our common stock to David Lowrance under the 2002 Plan at an exercise price of $9.30 per share. These stock options vest as to 20% of the shares on April 23, 2013, with the remainder of the shares vesting annually in equal installments over the next four years.

Pursuant to our employment agreement with Dr. Kubota, Dr. Kubota purchased a total of 5,504 shares of our common stock for an aggregate purchase price of $56,654 during 2012. For a discussion of Dr. Kubota’s equity ownership arrangement, see “—Executive Employment Arrangements—Ryo Kubota, M.D., Ph.D.” These shares are subject to our right to repurchase if Dr. Kubota no longer provides services to us. Our right to repurchase these shares lapses with respect to 8.333% of the shares after each full three-month period of service and upon the completion of this offering. If Dr. Kubota is terminated without “Cause” (as defined in Dr. Kubota’s employment agreement), our right to repurchase 50% of the shares will lapse. Further, our right to repurchase the shares will lapse if Dr. Kubota is terminated and we do not repurchase the shares within 60 days of termination or if Dr. Kubota is terminated without Cause or for “Good Reason” (as defined in Dr. Kubota’s employment agreement) within 18 months of a “Change in Control” (as defined in Dr. Kubota’s employment agreement). As payment for the shares of common stock, Dr. Kubota delivered to us full recourse promissory notes in the aggregate principal amount of $56,654, secured by pledges of the applicable shares. In accordance with the terms of Dr. Kubota’s employment agreement, in December 2012 we funded the repayment in full of these notes. In connection with these repayments, we paid Dr. Kubota an aggregate of $32,495 to offset any additional taxes payable by him in connection with the repayment of the notes.

Non-Equity Incentive Plan Compensation

Our named executive officers were awarded cash bonuses in 2012 pursuant to our Acucela Incentive Program. Under our Acucela Incentive Program, our named executive officers were eligible to receive bonuses based on the achievement of our annual company performance objectives and, in the case of Mr. Lowrance and Ms. DeYoung, each officer’s individual performance objectives for the year. Target award opportunities for our Acucela Incentive Program were established by our compensation committee based on recommendations from management. For 2012, the named executive officers’ target bonus opportunities (as a percentage of base salary) were as follows: Dr. Kubota—60%; Mr. Lowrance—30%, and Ms. DeYoung—30%; and Dr. Kubota’s actual bonus payment was determined by multiplying the percentage of corporate goals and objectives achieved, or the Corporate Factor, by Dr. Kubota’s target award opportunity. For Mr. Lowrance and Ms. DeYoung, the actual bonus payments were determined by the sum of the product of the Corporate Factor multiplied by corporate goals and objectives weighting plus the product of the percentage of the individual named executive officer’s goals and objectives achieved, or the Individual Factor, multiplied by the individual goals and objectives weighting. The sum of this figure was then multiplied by the target award opportunity.

The relative weightings of corporate goals and objectives to individual goals and objectives under our Acucela Incentive Program for our named executive officers were as follows:

Named Executive Officer	Corporate Goals and Objectives	Individual Goals and Objectives
Ryo Kubota M.D., Ph.D.	100%	NA
David L. Lowrance.	65%	35%
Hien DeYoung	65%	35%

For 2012, the Corporate Factor could range from 0% to 110%, but not exceed 110%, based on the achievement of seven corporate goals and objectives, each of which contributed a specified portion, ranging from 10 to 30 percentage points, to the 110 possible percentage points within the Corporate Factor. These corporate goals and objectives were based on clinical study milestones achieved for emixustat, rebamipide, and OPA-6566, internal reporting milestones, business development milestones, and strategic collaboration milestones.

For 2012, the Individual Factor could range from 0% to 110%, based on the achievement of the individual goals and objectives for the applicable named executive officer, as determined through our annual performance review process. In making these determinations, we take into account, on a subjective basis, various factors, including the recommendations of our chief executive officer, Dr. Kubota. In addition, Dr. Kubota has discretion to decrease or increase, but not above 110%, the percentage achievement reflected in the annual bonus review process and thus determine the percentage achieved under the Individual Factor. The goals and objectives used to determine the Individual Factor were individually established for each named executive officer and fell into categories of performance regarding progress on our clinical studies, expansion of our network of associations, management of our partner relationships, progress in our public offering, and improvements in our financial reporting, and planning functions. For 2012, our compensation committee determined that the Corporate Factor was 110%, based on full achievement of each of the corporate goals and objectives, and that the Individual Factors for Mr. Lowrance and Ms. DeYoung were each 102%, based on their strong performance during 2012. For 2012, the annual payments earned by our named executive officers under our Acucela Incentive Program were the following:

Named Executive Officer	Actual Award Amount
Ryo Kubota M.D., Ph.D.	$320,100
David L. Lowrance	$93,200
Hien DeYoung	$80,249

The following table provides information regarding equity awards held by our named executive officers as of December 31, 2012.

Outstanding equity awards at December 31, 2012

	Option awards						Stock awards
	Number of Securities Underlying Unexercised Options				Option Exercise Price(6)	Option Expiration Date	Number of Shares of Stock that Have Not Vested(7)	Market Value of Shares of Stock that Have Not Vested(8)
Name	Exercisable		Unexercisable
Ryo Kubota M.D., Ph.D.	10,000	(1)	—		$1.45	5/4/2017	24,660	$
David L. Lowrance	13,500	(2)	54,000		$4.52	5/17/2021	—		—
	—		67,900	(5)	$9.30	5/24/2022	—		—
Hien DeYoung	40,000	(3)	—		$3.23	5/28/2019	—		—
	5,600	(4)	22,400		$4.52	7/21/2021	—		—

(1)	Options vested as to 25% of the shares of common stock underlying the option on April 27, 2007, with the remainder of the shares vesting monthly in equal installments over the next three years.
(2)	Options vested as to 20% of the shares of common stock underlying the option on April 23, 2012, with the remainder of the shares vesting annually in equal installments over the next four years.
(3)	Options vested as to 25% of the shares of common stock underlying the option on September 1, 2009, with the remainder of the shares vesting monthly in equal installments over the next three years.
(4)	Options vested as to 20% of the shares of common stock underlying the option on July 1, 2012, with the remainder of the shares vesting annually in equal installments over the next four years.
(5)	Options vested as to 20% of the shares of common stock underlying the option on April 23, 2013, with the remainder of the shares vesting annually in equal installments over the next four years.
(6)	Represents the fair market value of a share of our common stock, as determined by our board of directors, on the option or stock award’s grant date. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Critical Accounting Policies and Estimates—Stock-Based Compensation” for a discussion of how we have valued our common stock.
(7)	All stock awards vest as to 8.333% of the shares of common stock after each full three month period commencing on the grant date, with 100% vested on the three-year anniversary of the grant date. Our right to repurchase unvested stock subject to Dr. Kubota’s stock awards lapses upon the completion of this offering.
(8)	The market price for our common stock is based on the assumed initial public offering price of our common stock of $ per share, which is the midpoint of the price range on the cover page of this prospectus.

Executive Employment Arrangements

Ryo Kubota, M.D., Ph.D.

Our employment agreement, as amended, with Dr. Kubota, our chief executive officer, currently provides for an annual base salary of $485,000, subject to annual adjustment to reflect increases in the U.S. Consumer Price Index for all Urban Consumers, and eligibility to earn an annual bonus equal to 60% of his annual base salary upon the achievement of objectives mutually agreed upon by Dr. Kubota and our board of directors.

The agreement also provides that, until the completion of this offering, Dr. Kubota has the right to receive options to purchase shares of our common stock or shares of restricted common stock in the event that Dr. Kubota owns less than 51% of our outstanding voting capital stock on an as-converted to common stock basis. Any options to purchase common stock or shares of restricted common stock issued to Dr. Kubota are subject to vesting or, as further described above under “2012 Equity Awards,” our right to repurchase such shares (which lapses over 36 months following the date of grant).

In connection with the issuance of restricted common stock to Dr. Kubota, Dr. Kubota is required to pay the fair market value on the date of issuance of such shares of restricted common stock. Dr. Kubota may pay this purchase price by delivering full recourse promissory notes to us that are secured by the shares of restricted common stock being issued to Dr. Kubota. Until the first filing of the registration statement of which this prospectus forms a part, we were obligated to pay cash bonuses to Dr. Kubota in an aggregate amount equal to the amount outstanding under the outstanding notes plus accrued interest and any additional tax Dr. Kubota may owe in connection with the payment of the cash bonuses. The bonuses were then applied to the amounts outstanding under the promissory notes and the notes were cancelled. See “Transactions with Related Parties, Founders and Control Persons—Loans to Executive Officers.”

Dr. Kubota’s employment is at will and may be terminated at any time, with or without cause. His employment agreement with us provides that if Dr. Kubota’s employment is terminated for other than “Cause” or “Good Reason” (each as defined in his employment agreement), he will be entitled to receive, subject to the execution of a release, a lump sum cash amount equal to 300% of his annual base salary; a lump sum amount equal to 180% of his annual base salary as a bonus plus the prorated amount of the targeted bonus for the fiscal year in which termination occurred, up to 18 months of the premiums for Dr. Kubota and his family to obtain health benefit coverage provided under our then-available COBRA program, if any, and an additional 18 months of vesting for any outstanding options. In the event of a “Change of Control” (as defined in his employment agreement), half of Dr. Kubota’s outstanding unvested options and all of his restricted stock will vest immediately and if Dr. Kubota’s employment is terminated without Cause or for Good Reason in connection with or within 18 months following a Change of Control, all of his outstanding unvested options and all of his restricted stock will vest immediately. In addition, if Dr. Kubota’s employment is terminated by Dr. Kubota for any reason during the 30-day period following the six-month period after a Change of Control, his termination will be deemed to be for Good Reason and he will be eligible to receive the post-termination benefits outlined above. We are also obligated to pay Dr. Kubota any excise taxes imposed in connection with any payments we make to him under the agreement.

David L. Lowrance

Mr. Lowrance’s current annual base salary is $308,544, and he is eligible to participate in our Acucela Incentive Program.

Mr. Lowrance’s employment is at will and may be terminated at any time, with or without cause. His March 2011 offer letter provides that if Mr. Lowrance’s employment is terminated for other than “Cause” (as defined in his offer letter) within 3 years of relocating to the state of Washington (i.e., December 13, 2014, he will be entitled to receive, subject to the execution of a release, a severance payment equal to 6 months of his then current annual base salary and a payment equivalent to 6 months of the premiums for Mr. Lowrance and his family to obtain health benefit coverage provided under our then-available COBRA program, if any. If Mr. Lowrance’s termination results directly from a downturn in our business, his severance, if any, will be determined by our board of directors.

Hien DeYoung

Ms. DeYoung’s current annual base salary is $259,512, and she is eligible to participate in our Acucela Incentive Program.

Ms. DeYoung’s employment is at will and may be terminated at any time, with or without cause. Ms. DeYoung is subject to a non-competition provision whereby, for a period of 12 months after her employment is terminated, she may not compete with us.

Employee Benefit Plans

2012 Equity Incentive Plan

Our 2012 Equity Incentive Plan, or our 2012 Plan, served as a successor to our 2002 Plan. Our board of directors adopted our 2012 Plan in September 2012 and our shareholders will approve the plan in May 2013. The 2012 Plan provides for the grant of incentive stock options, which qualify for favorable tax treatment to their recipients under Section 422 of the U.S. Internal Revenue Code of 1986, as amended, or the Code, nonstatutory stock options, as well as the issuance of shares of restricted stock, stock appreciation rights, and restricted stock units. We may grant incentive stock options only to our employees. We may grant nonstatutory stock options to our employees, directors, consultants, independent contractors and advisors. The exercise price of each stock option must be at least equal to the fair market value of our common stock on the date of grant. The exercise price of incentive stock options granted to 10% shareholders must be at least equal to 110% of the fair market value of our common stock on the date of grant. The maximum permitted term of options granted under our 2012 Plan is ten years. Generally, options granted under the 2012 Plan have terms similar to those described below with respect to awards granted under our 2013 Equity Incentive Plan.

As of March 31, 2013, we had reserved 1,380,537 shares of our common stock for issuance under our 2012 Plan. As of March 31, 2013, no options to purchase these shares had been exercised, options to purchase 145,000 of these shares remained outstanding and 1,235,537 shares remained available for future grant under the plan. The options outstanding as of March 31, 2013 had a weighted average exercise price of $10.33. Our 2013 Equity Incentive Plan is expected to become effective on the date of this prospectus. Following effectiveness of our 2013 Equity Incentive Plan, we will not grant any additional awards under the 2012 Plan and the 2012 Plan will terminate. However, any outstanding awards granted under the 2012 Plan will remain outstanding, subject to the terms of our 2012 Plan and agreements, until they are exercised or until they terminate or expire by their terms.

2002 Stock Option and Restricted Stock Plan

Our board of directors adopted our 2002 Stock Option and Restricted Stock Plan, or our 2002 Plan, in June 2002 and our shareholders approved the plan in August 2002. As of March 31, 2013, we had reserved 780,963 shares of our common stock for issuance under our 2002 Plan. As of March 31, 2013, options to purchase 260,080 of these shares had been exercised, options to purchase 659,384 of these shares remained outstanding and no shares remained available for future grant under the plan. The options outstanding as of March 31, 2013 had a weighted average exercise price of $5.54. The 2002 Plan has terminated, and no additional awards may be granted under this plan. However, any outstanding options granted under the 2002 Plan will remain outstanding, subject to the terms of our 2002 Plan and stock option agreements, until they are exercised or until they terminate or expire by their terms. Options granted under the 2002 Plan are subject to terms substantially similar to those described above with respect to awards granted under the 2012 Equity Incentive Plan.

2013 Equity Incentive Plan

We anticipate that we will adopt a 2013 Equity Incentive Plan that will become effective on the date of this prospectus and will serve as the successor to our earlier stock plans. We anticipate that we will reserve                  shares of our common stock to be issued under our 2013 Equity Incentive Plan. We anticipate that shares not issued, or subject to outstanding grants, under our 2002 Plan and 2012 Plan on the date of this prospectus, and any shares issued under the our 2002 Plan and 2012 Plan that are forfeited or repurchased by us or that are issuable upon the exercise of options that expire or become unexercisable for any reason without having been exercised in full, will be available for grant and issuance under our 2013 Equity Incentive Plan. In addition, we also anticipate that the number of shares reserved for issuance under our 2013 Equity Incentive Plan will increase automatically on the first day of January, by the number of shares equal to % of the total outstanding shares of our common stock as of the immediately preceding December 31st. However, our board of directors or compensation committee may reduce the amount of the increase in any particular year. In addition, the following shares will again be available for grant and issuance under our 2013 Equity Incentive Plan:

•

shares subject to options or stock appreciation rights granted under our 2013 Equity Incentive Plan that cease to be subject to the option or stock appreciation right for any reason other than exercise of the option;

•	shares subject to awards granted under our 2013 Equity Incentive Plan that are subsequently forfeited or repurchased by us at the original issue price; and

•	shares subject to awards granted under our 2013 Equity Incentive Plan that otherwise terminate without shares being issued.

We anticipate that our 2013 Equity Incentive Plan will terminate ten years from the date our board of directors approves the plan, unless it is terminated earlier by our board of directors. Our 2013 Equity Incentive Plan will authorize the award of stock options, restricted stock awards, stock appreciation rights, restricted stock units, performance awards and stock bonuses. No person will be eligible to receive more than                  shares in any calendar year under our 2013 Equity Incentive Plan other than a new employee of ours, who will be eligible to receive no more than                  shares under the plan in the calendar year in which the employee commences employment.

Our 2013 Equity Incentive Plan will be administered by our compensation committee, all of the members of which are non-employee directors under applicable federal securities laws and outside directors as defined under applicable federal tax laws, or by our board of directors acting in place of our compensation committee. The compensation committee will have the authority to construe and interpret our 2013 Equity Incentive Plan, grant awards and make all other determinations necessary or advisable for the administration of the plan.

We anticipate that our 2013 Equity Incentive Plan will provide for the grant of incentive stock options that qualify under Section 422 of the Code only to our employees. No more than                  shares may be issued under the 2013 Equity Incentive Plan as incentive stock options. All awards other than incentive stock options may be granted to our employees, directors, consultants, independent contractors and advisors, provided the consultants, independent contractors and advisors render services not in connection with the offer and sale of securities in a capital-raising transaction. The exercise price of stock options must be at least equal to the fair market value of our common stock on the date of grant. The exercise price of incentive stock options granted to employees who are 10% stockholders must be at least equal to 110% of that value.

Our compensation committee may provide for options to be exercised only as they vest or to be immediately exercisable with any shares issued on exercise being subject to our right of repurchase that lapses as the shares vest. In general, options will vest over a four-year period. The maximum term of options granted under our 2013 Equity Incentive Plan will be ten years, except that incentive stock options granted to employees who are 10% stockholders will have a maximum term of five years.

A restricted stock award is an offer by us to sell shares of our common stock subject to restrictions. The price (if any) of a restricted stock award will be determined by the compensation committee. Unless otherwise determined by the compensation committee at the time of award, vesting will cease on the date the participant no longer provides services to us and unvested shares will be forfeited to us.

Stock appreciation rights provide for a payment, or payments, in cash or shares of our common stock, to the holder based upon the difference between the fair market value of our common stock on the date of exercise and the stated exercise price up to a maximum amount of cash or number of shares. Stock appreciation rights may vest based on time or achievement of performance conditions.

Restricted stock units represent the right to receive shares of our common stock at a specified date in the future, subject to forfeiture of that right because of termination of employment or failure to achieve certain performance conditions. If a restricted stock unit has not been forfeited, then on the date specified in the restricted stock unit agreement, we will deliver to the holder of the restricted stock unit whole shares of our common stock (which may be subject to additional restrictions), cash or a combination of our common stock and cash.

Performance shares are performance awards that cover a number of shares of our common stock that may be settled upon achievement of the pre-established performance conditions in cash or by issuance of the underlying shares. These awards are subject to forfeiture prior to settlement because of termination of employment or failure to achieve the performance conditions.

Stock bonuses may be granted as additional compensation for service and/or performance, and therefore, not be issued in exchange for cash.

Awards granted under our 2013 Equity Incentive Plan may not be transferred in any manner other than by will or by the laws of descent and distribution or as determined by our compensation committee. Unless otherwise restricted by our compensation committee, awards that are nonstatutory stock options may be exercised during the lifetime of the optionee only by the optionee, the optionee’s guardian or legal representative, or a family member of the optionee who has acquired the option by a permitted transfer. Awards that are incentive stock options may be exercised during the lifetime of the optionee only by the optionee or the optionee’s guardian or legal representative. Options granted under our 2013 Equity Incentive Plan generally may be exercised for a period of three months after the termination of the optionee’s service to us, or for a period of 12 months in cases of death or disability. Options will generally terminate immediately upon termination of employment for cause.

If we are dissolved or liquidated or have a change in control transaction, outstanding awards, including any vesting provisions, may be assumed or substituted by the successor company. Outstanding awards that are not assumed or substituted will expire upon the dissolution, liquidation or closing of a change in control transaction. Unless the applicable option agreement provides otherwise, options held by current employees, directors and consultants will vest in full if they are not assumed or substituted.

2013 Incentive Program

Our incentive program for 2013 is the same as our Acucela Incentive Program described above under “—Summary Compensation—Non-Equity Incentive Plan Compensation” above, except that new corporate goals and objectives and individual goals and objectives for 2013 were established thereunder.

401(k) Plan

We sponsor a retirement plan intended to qualify for favorable tax treatment under Section 401(k) of the Code. Employees are generally eligible to participate in the plan. Participants may make pre-tax or post-tax contributions to the plan from their eligible earnings up to the statutorily prescribed annual limit on contributions under the Code. Participants who are 50 years of age or older may contribute additional amounts based on the statutory limits for catch-up contributions. Pre-tax contributions by participants and any employer contributions that we make to the plan and the income earned on those contributions are generally not taxable to participants until withdrawn. Participant contributions are held in trust as required by law. No minimum benefit is provided under the plan. An employee’s interest in his or her pre-tax or post-tax deferrals is 100% vested when contributed.

Limitation of Liability and Indemnification of Directors and Officers

Our articles of incorporation contain a provision that limits the liability of our directors for monetary damages to the fullest extent permitted by the Washington Business Corporation Act. Consequently, our directors will not be personally liable to us or our shareholders for monetary damages for conduct as directors, except for liability for:

•	intentional misconduct by a director;

•	knowing violation of law by a director;

•	unlawful distributions as provided in 23B.08.310 of the Revised Code of Washington; or

•	any transaction from which the director will personally receive a benefit in money, property, or services to which the director is not legally entitled.

Our bylaws provide that we will indemnify and hold harmless any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that he or she is or was one of our directors or officers or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust or other enterprise. Our bylaws provide that we may indemnify any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that he or she is or was one of our employees or agents or is or was serving at our request as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise. Our bylaws also provide that we must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to very limited exceptions.

We have obtained insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these officers and directors pursuant to our indemnification obligations or otherwise as a matter of law.

Prior to completion of this offering, we intend to enter into indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the Washington Business Corporation Act. These indemnification agreements may require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements may also require us to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors, officers, employees or other agents or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

The underwriting agreement provides for indemnification by the underwriters of us and our officers, directors and employees for certain liabilities arising under the Securities Act or otherwise.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

TRANSACTIONS WITH RELATED PARTIES, FOUNDERS AND CONTROL PERSONS

In addition to the compensation arrangements, including employment, termination of employment and change-in-control arrangements and indemnification arrangements, discussed, when required, above under “Management” and “Executive Compensation,” and the registration rights described below under “Description of Capital Stock—Registration Rights,” the following is a description of each transaction since January 1, 2010 and each currently proposed transaction in which:

•	we have been or are to be a participant;

•	the amount involved exceeded or exceeds $120,000; and

•

any of our directors, executive officers or holders of more than 5% of our capital stock, or any immediate family member of or person sharing the household with any of these individuals, had or will have a direct or indirect material interest.

Transactions with Otsuka

Collaborations with Otsuka. We are party to three development agreements with Otsuka Pharmaceutical Co., Ltd., the beneficial owner of more than 5% of our capital stock. For a detailed description of these collaborations, including their financial terms, see “Business—Collaborations with Otsuka.”

Arrangement with Otsuka. Otsuka advances funds to us under the Emixustat Agreement. Amounts may be borrowed under this arrangement only to fund our share of development costs under this agreement. Otsuka began funding of our portion of development costs in the second half of 2011. Through March 31, 2013 Otsuka has funded a total of $24.5 million under this arrangement. The advances bear interest at the three month LIBOR rate on the date of funding plus three percent. We entered into a security agreement with Otsuka, pledging our interest in net profits and royalty payments and in our entire interests in ownership of the related collaboration compounds and collaboration products and the underlying intellectual property rights to secure the advances from Otsuka. The aggregate principal amount outstanding as of December 31, 2012 was $16.0 million and the amount outstanding as of March 31, 2013 is $24.5 million. We have paid no interest or principal on these advances. The advances are exclusively payable out of:

•

50% of either our share of net profits, as described in the Emixustat Agreement, generated from collaboration product sales in North America or, if applicable, 50% of the royalty payable to us for those sales;

•	50% of the net profits, as described in the Emixustat Agreement, we generate from collaboration product sales outside North America and Otsuka’s sole territory; and

•

50% of the consideration, as described in the Emixustat Agreement, we receive from the sale or license of collaboration compounds and collaboration products developed under the agreement outside North America and Otsuka’s sole territory.

The percentages above will increase to 75% if we have not repaid the advances within five years of the first commercial sale of a product based on emixustat or its backup compound in North America.

Standstill. In connection with entering into the Glaucoma Agreement, we entered into an agreement that permits Otsuka to purchase shares of our stock from our existing shareholders in order to maintain an aggregate percentage ownership not to exceed 15% of our outstanding stock on an as-converted to common stock basis (excluding the conversion of the contingently convertible debt described in the following paragraph and options).

Contingently Convertible Debt with SBI

In May 2006, we issued and sold contingently convertible promissory notes, in an aggregate principal amount of $12 million, to four entities in the SBI Group, a Japanese financial services group which also manages investment funds. These SBI-related entities, and other SBI-related entities, collectively own more than 5% of our capital stock. One of our directors, Mr. Yoshitaka Kitao, is the Representative Director and Chief Executive Officer of SBI Holdings, Inc., the ultimate parent of the SBI-related entities that own our capital stock and hold our contingently convertible notes. These notes convert into our Series C Preferred Stock in connection with a transaction that results in our change of control, the sale of substantially all of our assets, or upon completion of this initial public offering. These shares of Series C Preferred Stock will convert into our common stock upon closing of this offering. These notes were, on multiple occasions in 2011 and 2012, extended, resulting in, among other things, multiple maturity date extensions and coupon rate changes. For further information on the notes, see note 9 to our financial statements.

The principal amounts, maturity dates, interest paid since January 2012, and amounts outstanding as of March 31, 2013 for each of the contingently convertible notes are presented below:

Holder	Principal	Current Interest Rate	Maturity Date	Interest Paid Since January 2012	Amount Outstanding as of March 31, 2013
SBI Bio Life Science Investment LPS.	$5,500,000	0.94%	February 28, 2014	$358,329	$5,517,000
SBI Broadband Fund No. 1 Limited Partnership	2,015,010	0.95	August 31, 2013	19,143	2,015,010
SBI BB Mobile Investment Limited Partnerships	624,840	0.96	August 31, 2013	5,936	624,840
SBI Phoenix No. 1 Investment Limited Partnerships	610,150	0.96	August 31, 2013	5,796	610,150
SBI BB Media Investment Limited Partnership	3,250,000	0.95	June 30, 2013	30,875	3,250,000

Total	$12,000,000				$12,017,000

Assuming this offering was completed as of March 31, 2013, the amount outstanding under these notes would have converted into 3,636,364 shares of our common stock.

Consulting Relationship

We are party to a consulting agreement with Peter Kresel, one of our directors, that provides for services through January 2, 2014. Mr. Kresel received $218,000, $217,000, and $216,000 in 2010, 2011 and 2012, respectively, for consulting services and expense reimbursements under this agreement. As a consultant, Mr. Kresel provides support to our regulatory and product development efforts, assists in the development of strategies for our joint development committees with Otsuka, and provides other strategic advice and business support as requested. Pursuant to his consulting agreement, Mr. Kresel receives compensation for his consulting services at the rate of $18,000 per month.

Loans to Executive Officers

Pursuant to our employment agreement with Dr. Kubota, Dr. Kubota purchased a total of 113,782 shares of our common stock for an aggregate purchase price of $626,000 since January 1, 2010. As payment for the shares of common stock, Dr. Kubota delivered to us full recourse promissory notes in the aggregate principal amount of $626,000, secured by pledges of the applicable shares. In accordance with the terms of Dr. Kubota’s employment agreement, in 2012 we funded the repayment in full of these notes. In connection with these repayments, we paid Dr. Kubota an aggregate of $359,000 to offset any additional taxes payable by him in connection with the repayment of the notes. See “Executive Compensation—Summary Compensation—2012 Equity Awards” and “Executive Compensation—Executive Employment Arrangements—Ryo Kubota, M.D., Ph.D.” for a discussion of Dr. Kubota’s employment agreement.

Review, Approval or Ratification of Transactions with Related Parties

Our policy and the charters of the nominating committee and the audit committee adopted by our board of directors on                     , 2013 require that any transaction with a related party that must be reported under applicable rules of the SEC (other than compensation-related matters) must be reviewed and approved or ratified by the nominating committee, unless the related party is, or is associated with, a member of that committee, in which event the transaction must be reviewed and approved by the audit committee. These committees have not adopted policies or procedures for review of, or standards for approval of, related party transactions.

PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our common stock at March 31, 2013 for:

•	each person who we know beneficially owns more than five percent of any class of our voting securities;

•	each of our directors;

•	each of our named executive officers; and

•	all of our directors and executive officers as a group.

Unless otherwise noted, the address of each beneficial owner listed in the table is Acucela Inc., 1301 Second Avenue, Suite 1900, Seattle, Washington 98101-3805.

We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws where applicable.

Applicable percentage ownership is based on 26,401,104 shares of common stock outstanding as of March 31, 2013, which assumes the automatic conversion of all outstanding shares of our convertible preferred stock into 10,813,867 shares of our common stock and the automatic conversion of our contingently convertible debt into 3,636,364 shares of common stock, both to be converted upon the closing of this offering. Shares of our common stock subject to options that are currently exercisable or exercisable within 60 days of March 31, 2013 are deemed to be outstanding and to be beneficially owned by the person holding the option for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

	Shares Beneficially Owned Prior to the Offering		Shares Beneficially Owned After the Offering
Name and Address of Beneficial Owner	Number	Percent	Number	Percent
5% Shareholders
SBI Group(1)	7,752,425	29.4%
Yoshitaka Kitao
Otsuka Pharmaceutical Co., Ltd.(2)	3,403,163	12.9
Officers and Directors
Ryo Kubota(3)	11,620,018	44.0
Peter Kresel(4)	20,000	*
Glen Sato(5)	40,000	*
David Lowrance(6)	40,580	*
Hien DeYoung(7)	45,600	*
Michael Schutzler(8)	7,500	*
All executive officers and directors as a group (7 persons)(9)	11,773,698	44.6%

*	Represents beneficial ownership of less than 1%.
(1)

Represents 1,777,778 shares owned by BIOVISION LIFE SCIENCE FUND 1, 272,405 shares owned by SBI BB MEDIA INVESTMENT LIMITED PARTNERSHIP and 984,847 shares issuable upon the conversion, in connection with this offering, of a promissory note held by SBI BB MEDIA INVESTMENT LIMITED PARTNERSHIP, 204,583 shares owned by SBI BIO LIFE SCIENCE INVESTMENT LPS, and 1,666,667 shares issuable upon the conversion, in connection with this offering, of a promissory note held by SBI BIO LIFE SCIENCE INVESTMENT LPS, 69,237 shares owned by SBI BB MOBILE INVESTMENT LPS, and 189,345 shares issuable upon the conversion, in connection with this offering, of a promissory note held by SBI BB MOBILE INVESTMENT LPS, 67,610 shares owned by SBI PHOENIX NO. 1 INVESTMENT LPS and 184,895 shares issuable upon the conversion in connection with this offering of promissory note held by SBI PHOENIX NO. 1 INVESTMENT LPS, 168,891 shares owned by SBI BROADBAND FUND No. 1 LIMITED PARTNERSHIP, and 610,611 shares issuable upon the conversion, in connection with this offering, of a promissory note held by SBI BROADBAND FUND No. 1 LIMITED PARTNERSHIP, 1,111,111 shares owned by SOFTBANK INTERNET FUND, 374,817 shares owned by SBI Incubation Co., Ltd., and 69,628 shares owned by TRANS-SCIENCE NO.2A INVESTMENT LIMITED PARTNERSHIP. SBI Investment Co., Ltd. is the sole general partner of BIOVISION LIFE SCIENCE FUND 1, SBI BB MEDIA INVESTMENT LIMITED PARTNERSHIP, SBI BIO LIFE SCIENCE INVESTMENT LPS., SBI BB MOBILE INVESTMENT LPS, SBI PHOENIX NO. 1 INVESTMENT LPS and SBI BROADBAND FUND No. 1 LIMITED PARTNERSHIP. The members of the board of directors of SBI Investment Co., Ltd. are Yoshitaka Kitao, Takashi Nakagawa, Taro Izuchi, Hirohide Ogiwara, Robert Takeuchi, Toshiharu Fujita, Takeshi Nakamichi, Takeshi Goto Shinji Yamauchi, Yoshimi Takahashi, Masaki Takayanagi. Soft Trend Capital Corp. is the sole general partner of SOFTBANK INTERNET FUND. The members of the board of directors of Soft Trend Capital Corp. are Takashi Nakagawa, Hirohide Ogiwara, Yuzuru Nanami. SBI Transscience Co., Ltd. is the sole general partner of TRANS-SCIENCE NO.2A INVESTMENT LIMITED PARTNERSHIP. The members of the board of directors of SBI Transscience Co., Ltd. are Takashi Nakagawa, Hirohide Ogiwara, Takeshi Nakamichi. The members of the board of directors of SBI Incubation Co., Ltd. are Takashi Nakagawa, Hirohide Ogiwara, Takeshi Nakamichi, Shumpei Morita. Yoshitaka Kitao, one of our directors, is the Representative Director and CEO of SBI Investment Co., Ltd. Mr. Kitao may be deemed to have shared voting and investment power over the shares held by BIOVISION LIFE SCIENCE FUND 1, SBI BB MEDIA INVESTMENT LIMITED PARTNERSHIP, SBI BIO LIFE SCIENCE INVESTMENT LPS., SBI BB MOBILE INVESTMENT LPS, SBI PHOENIX NO. 1 INVESTMENT LPS SBI BROADBAND FUND No. 1 LIMITED PARTNERSHIP, SOFTBANK INTERNET FUND, TRANS-SCIENCE NO.2A INVESTMENT LIMITED PARTNERSHIP, and SBI Incubation Co., Ltd., as applicable. The address for Mr. Kitao and each of these entities is Izumi Garden Tower 19F, 1-6-1 Roppongi, Minato-ku, Tokyo 106-6019, JAPAN.
(2)	Represents 1,888,011 shares owned by Otsuka Pharmaceutical Co., Ltd. and 1,515,152 shares owned by Otsuka Pharmaceutical Factory, Inc. The address for Otsuka Pharmaceutical Co., Ltd. Nikko Kanda Bldg. 5F, 2-16-4 Konan, Minato ku, Toyko 101-8242, Japan. The address for Otsuka Pharmaceutical Factory, Inc. is Kanda Kaji-cho Chitose Bldg. 4F, 1-1 Ogawamachi Kanda Chiyoda-ku, Tokyo 101-0052, Japan.
(3)	Includes 10,000 shares of common stock issuable upon exercise of options that are exercisable within 60 days of March 31, 2013.
(4)	Includes 20,000 shares of common stock issuable upon exercise of options that are exercisable within 60 days of March 31, 2013.
(5)	Includes 40,000 shares of common stock issuable upon exercise of options that are exercisable within 60 days of March 31, 2013.
(6)	Includes 40,580 shares of common stock issuable upon exercise of options that are exercisable within 60 days of March 31, 2013.
(7)	Includes 45,600 shares of common stock issuable upon exercise of options that are exercisable within 60 days of March 31, 2013.
(8)	Includes 7,500 shares of common stock issuable upon exercise of options that are exercisable within 60 days of March 31, 2013.
(9)	Includes 163,680 shares of common stock issuable upon exercise of options that are exercisable within 60 days of March 31, 2013.

DESCRIPTION OF CAPITAL STOCK

The following description of the rights of our common stock and preferred stock and related provisions of our amended and restated articles of incorporation and amended and restated bylaws are summaries and are qualified by reference to our amended and restated articles of incorporation and amended and restated bylaws that will become effective in connection with the completion of this offering. Copies of these documents will be included as exhibits to the registration statement of which this prospectus is part. The descriptions below of our capital stock reflect changes that will occur on or prior to the closing of this offering.

Upon the closing of this offering, our authorized capital stock will consist of                  shares, no par value per share, of which                  shares will be designated as common stock; and                  shares will be designated as preferred stock.

As of March 31, 2013, we had outstanding 26,401,104 shares of common stock, held of record by 54 shareholders (assuming the conversion of all outstanding shares of our convertible preferred stock into shares of common stock and the conversion of all outstanding contingently convertible debt into shares of common stock, both to be effected upon the closing of this offering). In addition, as of March 31, 2013, 804,384 shares of our common stock were subject to outstanding stock options with a weighted average exercise price of $6.40 per share. Upon the closing of the offering, we will have                  shares of common stock outstanding.

Common Stock

Voting rights. The holders of our common stock are entitled to one vote per share on all matters to be voted on by the shareholders.

Dividend rights. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available. At present we have no plans to issue dividends.

Liquidation rights. In the event we liquidate, dissolve or wind up, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of preferred stock.

Redemption. There are no redemption provisions applicable to the common stock.

Preemptive rights. No preemptive rights exist with respect to the common stock.

Fully Paid and Non-Assessable. All outstanding shares of common stock are, and all shares of common stock to be outstanding upon completion of this offering will be, fully paid and non-assessable.

Preferred Stock

Following the closing of this offering, our board of directors will have the authority to issue up to                  shares of preferred stock, without further action by the shareholders, from time to time in one or more series, to fix the number of shares of any such series and the designation thereof and to fix the rights, preferences, privileges and restrictions granted to or imposed upon such preferred stock, including dividend rights, dividend rates, conversion rights, voting rights, rights and terms of redemption, redemption prices, liquidation preference and sinking fund terms, any or all of which may be greater than or senior to the rights of the common stock. The issuance of preferred stock could adversely affect the voting power of holders of common stock and reduce the likelihood that such holders will receive dividend payments and payments upon liquidation. Such issuance could have the effect of decreasing the market price of the common stock. The issuance of preferred stock or even the ability to issue preferred stock could have the effect of delaying, deterring or preventing a change in control. We have no present plans to issue any shares of preferred stock.

Registration Rights

We are party to an amended and restated investors’ rights agreement with holders of our convertible preferred stock and our contingently convertible debt. Under this agreement, these holders of our convertible preferred stock and contingently convertible debt are entitled to certain registration rights with respect to an aggregate of 14,450,231 shares of our common stock, which we refer to in this section as the “registrable securities.” These registration rights enable these holders to offer and sell registrable securities, after expiration of the lock-up provisions described elsewhere in this prospectus, without restriction (including in public markets) under the Securities Act when the applicable registration statement is declared effective.

In certain circumstances, if we register any of our stock, either for our own account or for the account of other security holders, the holders of registrable securities are entitled to include their shares in the registration. However, this right does not apply to this offering, a registration relating to any of our employee benefit plans, a registration in which the only stock being registered is stock issuable upon conversion of debt securities that are also being registered, or any registration on any form that does not include substantially the same information that would be required to be included in a registration statement covering the registrable securities. The managing underwriter of any underwritten offering will have the right, in its sole discretion, to limit, because of marketing reasons, the number of shares registered by these holders, in which case the number of shares to be registered will be apportioned pro rata among these holders, according to the total amount of securities entitled to be included by each holder, or in a manner mutually agreed upon by the holders. However, only in limited circumstances will the number of shares to be registered by these holders be reduced below 10% of the total shares covered by the registration statement.

We are required to pay all expenses, other than underwriting discounts and commissions, incurred in connection with the registration of the registrable securities. Under the investors’ rights agreement, we have agreed to indemnify the holders of the registrable securities against specified liabilities under state and federal securities laws, including liabilities under the Securities Act. No holder of registrable securities will be entitled to registration rights under the investors’ rights agreement after the earlier of (a) five years after the closing of this offering, (b) as to any holder who is not our affiliate, all registrable securities held by the holder can be sold in any three-month period without registration in compliance with Rule 144 under the Securities Act, (c) the consummation of a merger or consolidation that results in a change of control, or (d) the sale of all or substantially all of our assets.

Anti-Takeover Effects of Washington Law and our Amended and Restated Articles of Incorporation and Amended and Restated Bylaws

Certain provisions of Washington law, our amended and restated articles of incorporation and our amended and restated bylaws contain provisions that may delay, defer or discourage another party from acquiring control of us, even if the acquisition would benefit our shareholders. These provisions, which are summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to first negotiate with our board of directors. While these provisions may delay, defer or prevent a tender offer or takeover attempt of our company that a shareholder might consider in the shareholder’s best interest, including those attempts that might result in a premium over the market price for the shares held by our shareholders, we believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Undesignated Preferred Stock

As discussed above, our board of directors has the ability to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. To the extent described above in “—Preferred Stock”, our board of directors has the authority under our amended and restated articles of incorporation to issue preferred stock with rights superior to the rights of our common stock. As a result, preferred stock could be issued quickly, could adversely affect the rights of holders of our common stock and could be issued with terms calculated to delay or prevent a change of control or make removal of management more difficult. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management.

Limits on Ability of Shareholders to Act by Written Consent or Call a Special Meeting

Washington law limits the ability of shareholders of public companies from acting by written consent by requiring unanimous written consent for a shareholder action to be effective. This limit on the ability of our shareholders to act by less than unanimous written consent may lengthen the amount of time required to take shareholder actions. As a result, a holder controlling a majority of our capital stock who is unable to obtain unanimous written consent from all of our shareholders would not be able to amend our amended and restated bylaws or remove directors without holding a meeting of shareholders.

In addition, our amended and restated articles of incorporation provide that, unless otherwise required by law, special meetings of the shareholders may be called only by the chairman of the board, the chief executive officer, the president, or the board of directors acting pursuant to a resolution adopted by a majority of the board members. A shareholder may not call a special meeting, which may delay the ability of our shareholders to force consideration of a proposal or for holders controlling a majority of our capital stock to take any action, including the removal of directors.

Requirements for Advance Notification of Shareholder Nominations and Proposals

Our amended and restated bylaws establish advance notice procedures with respect to shareholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. Our amended and restated bylaws do not give the board of directors the power to approve or disapprove shareholder nominations of candidates or proposals regarding business to be conducted at a special or annual meeting of the shareholders. However, our amended and restated bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

Board Vacancies Filled Only by Directors Then in Office

Vacancies and newly created seats on our board of directors may only be filled by our board of directors. Only our board of directors may determine the number of directors on our board. The inability of our shareholders to determine the number of directors or to fill vacancies or newly created seats on our board of directors makes it more difficult to change the composition of our board of directors, but these provisions may promote a continuity of existing management.

Directors May be Removed Only for Cause

Our directors may be removed only for cause by the affirmative vote of the holders of at least two-thirds of our voting stock.

Board Classification

Our board of directors is divided into three classes. The directors in each class will serve for a three-year term, one class being elected each year by our shareholders. For more information on our classified board, see “Management—Board of Directors.” This system of electing and removing directors may tend to discourage a third-party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for shareholders to replace a majority of the directors.

Amendment of Our Amended and Restated Bylaws

Our amended and restated articles of incorporation and amended and restated bylaws provide that shareholders can amend our amended and restated bylaws only upon the affirmative vote of the holders of at least two-thirds of our voting stock.

Washington Anti-Takeover Statute

Washington law imposes restrictions on some transactions between a corporation and significant shareholders. Chapter 23B.19 of the Washington Business Corporation Act generally prohibits a target corporation from engaging in specified “significant business transactions” with an “acquiring person.” This statute could prohibit or delay the accomplishment of mergers or other takeover or change in control attempts with respect to us and, accordingly, may discourage attempts to acquire us. An acquiring person is generally defined as a person or group of persons that beneficially owns 10% or more of the voting securities of the target corporation. The target corporation may not engage in significant business transactions for a period of five years after the date of the transaction in which the person became an acquiring person, unless (a) the significant business transaction or the acquiring person’s purchase of shares was approved by a majority of the members of the target corporation’s board of directors prior to the acquiring person’s share acquisition or (b) the significant business transaction was both approved by the majority of the members of the target corporation’s board and authorized at a shareholder meeting by at least two-thirds of the outstanding voting shares (excluding the acquiring person’s shares or shares over which the acquiring person has voting control) at or subsequent to the acquiring person’s share acquisition. Significant business transactions include, among other things:

•	a merger or share exchange with, disposition of assets to, or issuance or redemption of stock to or from, the acquiring person;

•	termination of 5% or more of the employees of the target corporation employed in Washington over a five-year period as a result of the acquiring person’s acquisition of 10% or more of the shares;

•	a transaction in which the acquiring person is allowed to receive a disproportionate benefit as a shareholder; and

•	liquidating or dissolving the target corporation.

After the five-year period, a significant business transaction may occur, as long as it complies with fair price provisions specified in Chapter 23B.19 or is approved at a meeting of shareholders by a majority of the votes entitled to be counted within each voting group entitled to vote separately on the transaction, not counting the votes of shares as to which the acquiring person has beneficial ownership or voting control. A corporation may not “opt out” of this statute.

Listing

We have applied to have our common stock listed on the Mothers market of the Tokyo Stock Exchange under the symbol “        .”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock in Japan is Mitsubishi UFJ Trust & Banking Corporation. Mitsubishi UFJ Trust & Banking Corporation’s address is 4-5 Marunouchi 1-chome, Chiyoda-ku, Tokyo, Japan 100-8212 and its telephone number is 03-3212-1211. The transfer agent and registrar for our common stock in the United States is Computershare Trust Company, N.A. Computershare’s address is 250 Royall Street, Canton, Massachusetts 02021.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and although we expect that our common stock will be approved for listing on Mothers market of the Tokyo Stock Exchange, an active public market for our common stock may not develop following this offering. We cannot predict the effect, if any, that market sales by our existing shareholders of shares of common stock, or the availability of shares of common stock for sale, will have on the market price of our common stock prevailing from time to time. Sales by our existing shareholders of substantial amounts of common stock in the public market, or the perception that such sales could occur, could reduce the market price of our common stock and impair our future ability to raise capital through the sale of equity securities.

Upon completion of this offering, based on our shares outstanding as of March 31, 2013, and after giving effect to the automatic conversion of all outstanding shares of our convertible preferred stock and contingently convertible debt into shares of common stock, we will have                  shares of common stock outstanding, assuming no exercise of the underwriters’ option to purchase additional shares in this offering and no exercise of outstanding options following this date. Of the outstanding shares, all of the shares of common stock sold in this offering will be freely tradable, except that any shares held or acquired by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, will be subject to the volume limitations and other restrictions of Rule 144 described below. The remaining                  shares of common stock will be “restricted securities” as defined under Rule 144 and also will be subject to the market standoff agreements between us and our security holders under which they have agreed not to sell any of our securities for at least 180 days following the date of initial sale of our securities on the Mothers market of the Tokyo Stock Exchange. Restricted securities may be sold in the public market only if registered under the Securities Act or if they qualify for an exemption from registration, including, among others, the exemptions provided by Rule 144 and Rule 701 under the Securities Act, which are summarized below. Subject to the provisions of Rule 144 or Rule 701, based on an assumed offering date of March 31, 2013, these restricted securities will be available for sale in the public market as follows:

•	shares will be eligible for sale in the public market immediately upon completion of this offering;

•

                 shares will be eligible for sale in the public market upon the expiration of market standoff agreements described below, subject in some cases to the volume and other restrictions of Rule 144 and Rule 701 also described below; and

•	the remainder of the shares will be eligible for sale in the public market from time to time thereafter upon the lapse of our right of repurchase with respect to any unvested shares.

Rule 144

In general, a person who has beneficially owned restricted shares of our common stock for at least six months, including the holding period of any prior owner other than our affiliates, would be entitled to sell his or her shares provided that (1) such person is not deemed to have been one of our affiliates at the time of, or at any time during the three months before, the sale and (2) we have been subject to and satisfied the Exchange Act periodic reporting requirements for at least 90 days before the sale. If such person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then such person is entitled to sell the shares regardless of whether we have been subject to and satisfied the Exchange Act reporting requirements.

A person who has beneficially owned restricted shares of our common stock for at least six months, but who is one of our affiliates at the time of, or any time during the 90 days before, the sale, would be subject to additional restrictions, by which such person would be entitled to sell upon expiration of the market standoff agreements within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; and

•	the average weekly trading volume of our common stock on Mothers market of the Tokyo Stock Exchange during the four calendar weeks before the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales by affiliates must also comply with the manner of sale and notice provisions of Rule 144.

Rule 701

In general, under Rule 701 under the Securities Act, a person who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been one of our affiliates during the immediately preceding 90 days may sell these shares in reliance upon Rule 144, but without being required to comply with the public information requirements or holding period requirements of Rule 144. Rule 701 also permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after we have become subject to the Exchange Act periodic reporting requirements before selling their shares.

Market Standoff Agreements

Our officers and directors and substantially all of our security holders have agreed that, for a period of 180 days from the date of the initial sale of our securities on the Mothers market of the Tokyo Stock Exchange, they will not transfer or dispose of, directly or indirectly, any of our securities, without our prior written consent.

Registration Rights

We have granted demand, piggyback and Form S-3 registration rights to certain of our security holders to sell our common stock. For a further description of these registration rights, see “Description of Capital Stock—Registration Rights.”

Stock Options

We intend to file a registration statement on Form S-8 under the Securities Act as promptly as possible after the date of this prospectus to register shares that may be issued pursuant to our 2002 Stock Option and Restricted Stock Plan, 2012 Equity Incentive Plan and 2013 Equity Incentive Plan. The registration statement is expected to become effective immediately upon filing, and shares covered by the registration statement will then become eligible for sale in the public markets, subject to the Rule 144 limitations applicable to affiliates, vesting restrictions and any applicable market standoff agreements. For a more complete discussion of our equity incentive plans, see “Executive Compensation—Employee Benefit and Stock Plans.”

THE JAPANESE EQUITY MARKETS

Japanese Securities Laws

As a U.S. company offering securities on a Japanese stock exchange, we are subject to various laws and regulations in both jurisdictions. Some of these laws and regulations, in turn, can affect the ability of holders of our securities to transfer or sell our securities.

At present, Japan does not restrict the export or import of capital, except for transactions with related parties of the former regime of Iraq and other parties designated by the Ministry of Finance of Japan, some of which are designated in accordance with applicable resolutions adopted by the United Nations and the European Union.

There are no limitations on the right of non-resident owners to hold or vote their shares imposed by Japanese law or our amended and restated articles of incorporation or amended and restated bylaws.

The Tokyo Stock Exchange and the Mothers Market

With a total market capitalization of more than approximately ¥301 trillion (as of the end of 2012), the Tokyo Stock Exchange is one of the largest stock exchange in Asia and the third largest stock exchange in the world. The aggregate annual trading value of the Tokyo Stock Exchange in 2012 was approximately ¥311 trillion for share trading (total of domestic and foreign shares).

The Mothers market of the Tokyo Stock Exchange was established in November 1999. It is designed for companies with high growth potential, all prospective enterprises with unique technologies and services are candidates for Mothers listing, regardless of industry.

Issuers are required to provide investors on an ongoing basis with information such as annual and quarterly reports, including cash flow statements and a corporate action timetable. This information is required to be submitted in electronic form, thus enabling the stock exchange to disseminate corporate information via the Internet.

Trading of the shares listed on the Mothers market takes place through an electronic trading system. Trading takes place every business day from 9:00 a.m. to 11:30 a.m. and from 12:30 p.m. to 3:00 p.m., Tokyo time. Trading on the Tokyo Stock Exchange is done through registered securities firms who are members of the Tokyo Securities Exchange.

Transactions of the Tokyo Stock Exchange are normally settled on the third business day following trading. Trading can be suspended by the Tokyo Stock Exchange if orderly stock exchange trading is temporarily endangered or if a suspension is in the public interest.

Trading Units on the Tokyo Stock Exchange

Trading on the Tokyo Stock Exchange is in specific trading units consisting of one or more shares. The number of shares per trading unit is determined by the regulations of the Tokyo Stock Exchange. We expect that our shares will initially trade in units of                  shares. One unit shall be the minimum permitted to be traded.

Report of Substantial Shareholdings

The Securities and Exchange Law of Japan (The Financial Instruments and Exchange Act) requires any person who has become a holder of more than 5% of the total issued shares of a company listed on any Japanese stock exchange or whose shares are traded on the over-the-counter market to file with the relevant Local Finance Bureau, within five business days, a report concerning those shareholdings. A similar report must also be filed to reflect any change of 1% or more in the above shareholdings. Copies of any reports must also be furnished to the company and to all Japanese stock exchanges on which the company’s shares are listed or, in the case of shares traded on the over-the-counter market, the Securities Dealers Association of Japan. For this purpose, shares issuable to a 5% or greater shareholder upon exercise of subscription warrants are taken into account in determining both the number of shares held by that shareholder and the company’s total issued share capital.

Daily Price Fluctuation Limits under Japanese Stock Exchange Rules

Stock prices on Japanese stock exchanges are determined on a real-time basis by the equilibrium between bids and offers. These exchanges are order-driven markets without specialists or market makers to guide price formation. To prevent excessive volatility, these exchanges set daily upward and downward price fluctuation limits for each stock, based on the previous day’s closing price. Although transactions may continue at the upward or downward limit price if the limit price is reached on a particular trading day, no transactions may take place outside these limits. Consequently, an investor wishing to sell at a price above or below the relevant daily limit may not be able to sell the shares at such price on a particular trading day, or at all.

TAX MATTERS

The following summaries are not intended as a complete analysis of the tax consequences under Japanese or United States law as a result of the acquisition, ownership and sale of international shares by investors. potential investors should consult their own tax advisers on the tax consequences of acquisition, ownership, sale, and other relevant circumstances concerning the international shares, including specifically the applicable tax consequences under Japanese or United States law, the law of the jurisdiction of their country of residence (if different) and any tax treaty between Japan and their country of residence.

Japanese Tax Matters

The following is a summary of the principal Japanese tax consequences to owners of our shares who are non-resident individuals or non-Japanese corporations without a permanent establishment in Japan to which the relevant income is attributable. As tax laws are frequently revised, the tax treatments described in this summary are also subject to changes in the applicable Japanese laws and/or double taxation conventions occurring in the future, if any. This summary is not exhaustive of all possible tax considerations which may apply to specific investors under particular circumstances. Potential investors should satisfy themselves as to:

•	the overall tax consequences of the acquisition, ownership and disposition of shares, including specifically the tax consequences under Japanese law;

•	the laws of the jurisdiction of which they are resident; and

•	any tax treaty between Japan and their country of residence, by consulting with their own tax advisers.

Generally, a non-resident shareholder is subject to Japanese withholding tax on dividends on the shares paid by us. A stock split is not subject to Japanese income or corporation tax, as it is characterized merely as an increase of number of shares (as opposed to an increase of value of shares) from Japanese tax perspectives. A conversion of retained earnings or legal reserve (but other than additional paid-in capital, in general) into stated capital on a non-consolidated basis is not characterized as a deemed dividend for Japanese tax purposes, and therefore such a conversion does not trigger Japanese withholding taxation (Article 2 (16) of the Japanese Corporation Tax Law and Article 8 (1) (xiii) of the Japanese Corporation Tax Law Enforcement Order).

If we purchase our listed shares by way of a tender offer, the selling shareholders (both individuals and corporations) are in general required to recognize (i) deemed dividend corresponding to a distribution of retained earnings proportionally computed by a statutory formula on a pro rata basis allocating the purchase price into share capital portion (including additional paid-in capital) and retained earnings portion on a non-consolidated basis under Article 24(1)(v) of the Japanese Corporation Tax Law, and (ii) capital gain or loss computed as a difference between the basis of the shares subject to the tender offer at the shareholders level and the amount of the consideration for the tender offer (deducting the amount corresponding to the deemed dividend computed as (i) above) under Article 61-2(1) of the same law. On the other hand, no deemed dividend is required to recognize if we purchase our shares at/through the stock market, due to the difficulty in identifying each shareholder who sold our shares (Articles 24(1) (iv) of the Japanese Corporation Tax Law). In addition, when shares are acquired by us (whether by way of a tender offer or otherwise) for the purpose of cancellation with retained earnings, the shareholders (both individuals and corporations) whose shares were not canceled are not subject to the deemed dividend taxation (such a tax treatment is introduced under the 2001 tax legislation).

On December 2, 2011, the “Special measures act to secure the financial resources required to implement policy on restoration after the East Japan Earthquake” (Act No. 117 of 2011) was promulgated and special surtax measures on income tax and withholding tax were introduced thereafter to fund the restoration effort for the earthquake. Income tax and withholding taxpayers will need to pay a surtax, calculated by multiplying the standard tax rate with 2.1% for 25 years starting from January 1, 2013, or the Surtax. So, unless an applicable tax treaty, convention or agreement reducing the maximum rate of withholding tax, the rate of Japanese withholding tax applicable to dividends on the listed shares such as those paid by us to non-resident shareholders is currently

7.147%, or the Temporary Rate, applicable from January 1, 2013 until December 31, 2013, and 15.315% applicable from January 1, 2014 until December 31, 2037 except for dividends paid to any individual shareholder who holds 3% or more of the issued shares for which the applicable rate is 20.42%

Pursuant to the Convention Between the Government of the United States of America and the Government of Japan for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, or the Treaty, dividend payments made by a Japanese corporation to a U.S. resident or corporation, unless the recipient of the dividend has a “permanent establishment” in Japan and the shares with respect to which such dividends are paid are effectively connected with such “permanent establishment,” will be subject to a withholding tax at rate of: (1) 10% for portfolio investors who are qualified U.S. residents eligible for benefits of the Treaty; and (2) 0% (i.e., no withholding) for pension funds which are qualified U.S. residents eligible for benefits of the Treaty, provided that the dividends are not derived from the carrying on of a business, directly or indirectly, by such pension funds. Japan is a party to a number of income tax treaties, conventions and agreements, which we refer to collectively as the Tax Treaties, whereby the maximum withholding tax rate for dividend payments is set at, in most cases, 15% for portfolio investors who are Non-Resident Holders. Specific countries with which such Tax Treaties have been entered into include Belgium, Canada, Denmark, Finland, Germany, Ireland, Italy, Luxembourg, New Zealand, Norway, Singapore, Spain, and Sweden. Japan’s income tax treaties with Australia, France, the Netherlands, Switzerland and the United Kingdom have been amended to generally reduce the maximum withholding tax rate to 10%.

Taking the above Temporary Rate into account, the treaty rates such as the 15% rate (or 10% for eligible U.S. residents subject to the Treaty and/or eligible residents subject to other similarly renewed treaties mentioned above) will apply only after the expiration of the Temporary Rate (i.e., from January 1, 2014), in general, except for dividends paid to any individual holder who holds 3% or more of the total issued shares for which the applicable rate is 20.42% as mentioned above. While the treaty rate normally overrides the domestic rate, due to the so-called “preservation doctrine” under Article 1(2) of the Treaty, and/or due to Article 3-2 of the Special Measures Law for the Income Tax Law, Corporation Tax Law and Local Taxes Law with respect to the Implementation of Tax Treaties, if the tax rate under the domestic tax law is lower than that promulgated under the applicable income tax treaty, then the domestic tax rate is still applicable. If the domestic tax rate applies, as will generally be the case until December 31, 2013 for most holders of shares who are U.S. residents or corporations, no treaty application is required to be filed. On the other hand, in the case where the treaty rate is applicable, no surtax is imposed but in order to enjoy the lower treaty rate, the treaty application filing is required in advance through the Company.

Gains derived from the sale of shares outside Japan, or from the sale of shares within Japan by a nonresident shareholder as a portfolio investor, are, in general, not subject to Japanese income or corporation taxes.

Japanese inheritance and gift taxes at progressive rates may be payable by an individual who has acquired shares as a legatee, heir or donee, even if the individual is not a Japanese resident.

You should consult with your own tax advisor regarding the Japanese tax consequences of the ownership and disposition of shares in light of your particular situation.

Material U.S. Federal Income and Estate Tax Consequences to Non-U.S. Holders

The following is a summary of the material U.S. federal income and estate tax consequences to non-U.S. holders (as defined below) of the ownership and disposition of our common stock, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based on the provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury Regulations promulgated thereunder (the “Treasury Regulations”), administrative rulings and judicial decisions, all as of the date hereof, all of which are subject to change, possibly with retroactive effect, which could result in U.S. federal income and estate tax consequences different than those summarized below. We have not sought a ruling from the Internal Revenue Service (IRS) with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

This summary does not address the tax considerations arising under the laws of any state, local, non-U.S. or other taxing jurisdiction and is limited to investors who will hold our common stock as a capital asset under section 1221 of the Code (generally, property held for investment). This summary does not address any tax consequences applicable to persons other than non-U.S. holders. Further, this summary does not address all tax consequences that may be important to a particular non-U.S. holder in light of such person’s circumstances or to certain categories of non-U.S. holders that may be subject to special rules, such as:

•	banks, insurance companies or other financial institutions (except to the extent specifically set forth below);

•	persons subject to the alternative minimum tax;

•	tax-exempt organizations or tax-qualified retirement plans;

•	controlled foreign corporations, passive foreign investment companies and corporations that accumulate earnings to avoid U.S. federal income tax;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	persons that own, or are deemed to own, more than 5% of our capital stock (except to the extent specifically set forth below);

•	certain former citizens or long-term residents of the United States;

•	persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction; or

•	persons deemed to sell our common stock under the constructive sale provisions of the Code.

In addition, if a partnership (including any entity classified as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner generally will depend on the status of the partner and on the activities of the partnership. Accordingly, partnerships that hold our common stock and partners in such partnerships should consult their tax advisors.

The following discussion of material U.S. federal income and estate tax consequences to non-U.S. holders is for general information only. You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership and disposition of our common stock arising under the U.S. federal estate or gift tax rules or under the laws of any state, local, non-U.S. or other taxing jurisdiction or under any applicable tax treaty.

Non-U.S. Holder Defined

For purposes of this discussion, you are a non-U.S. holder if you are any holder other than (i) a U.S. citizen or U.S. resident alien, (ii) a corporation or other entity taxable as a corporation for U.S. federal income tax purposes, that was created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate whose income is subject to U.S. federal income taxation regardless of its source, or (iv) a trust that either is subject to the primary supervision of a court within the United States and has one or more U.S. persons with authority to control all of its substantial decisions, or has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a United States person. If you are an individual, you may, in many cases, be deemed to be a resident alien, as opposed to a nonresident alien, by virtue of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For these purposes, all the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year are counted. An alternate test may apply to individuals who are eligible for the benefits of a United States income tax treaty. Resident aliens are subject to United States federal income tax as if they were United States citizens and therefore are not non-U.S. holders. Such individuals are urged to consult their own tax advisors regarding the United States federal income tax consequences of the ownership or disposition of our common stock.

Distributions on Common Stock

If we make distributions on our common stock, these distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent these distributions exceed both our current and our accumulated earnings and profits, they will constitute a return of capital and will first reduce your basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock.

Any dividend paid to you generally will be subject to withholding either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty. In order to receive a reduced treaty rate, you must provide us with an IRS Form W-8BEN (or applicable successor form) properly certifying qualification for the reduced rate. This certification must be provided to us or our paying agent prior to the payment of dividends and must be updated periodically. If you are eligible for a reduced rate of withholding pursuant to an income tax treaty, you may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS. If you hold our common stock through a financial institution or other agent acting on your behalf, you will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our paying agent, either directly or through other intermediaries.

Dividends received by you that are effectively connected with your conduct of a U.S. trade or business (and, if an income tax treaty applies, such dividend is attributable to a permanent establishment maintained by you in the United States) are exempt from withholding. In order to claim this exemption, you must provide us with an IRS Form W-8ECI (or applicable successor form) properly certifying exemption. Effectively connected dividends, although not subject to withholding, are taxed at the same graduated U.S. federal income tax rates applicable to U.S. persons, net of certain deductions and credits, subject to an applicable income tax treaty providing otherwise. In addition, a corporate non-U.S. holder may also be subject to a branch profits tax at a rate equal to 30% (or such lower rate specified by an applicable income tax treaty) of its effectively connected earnings and profits, as adjusted for certain items. Special certification and other requirements apply to certain non-U.S. holders that are entities rather than individuals.

Gain on Disposition of Common Stock

Subject to the discussion below regarding recent legislative withholding developments, you generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•

the gain is effectively connected with your conduct of a U.S. trade or business (and, if an income tax treaty applies, the gain is attributable to a permanent establishment maintained by you in the United States);

•

you are an individual who is present in the United States for a period or periods aggregating 183 days or more during the taxable year in which the sale or disposition occurs and certain other conditions are met; or

•

our common stock constitutes a U.S. real property interest by reason of our status as a “United States real property holding corporation,” or USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or your holding period for our common stock.

If you are described in the first bullet above, you will be required to pay tax on the net gain derived from the sale or disposition of our common stock at the same graduated U.S. federal income tax rates applicable to U.S. persons (net of certain deductions and credits), and if you are a corporate non-U.S. holder, you may be subject to the branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty. If you are described in the second bullet above, you will be required to pay a flat 30% tax on the gain derived from the sale or disposition of our common stock, which tax may be offset by U.S. source capital losses (even though you are not considered a resident of the United States).

We believe we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market, our common stock will be treated as a U.S. real property interest only if you actually or constructively hold more than 5% of such regularly traded common stock at any time during the applicable period specified in the Code.

Federal Estate Tax

Our common stock beneficially owned by an individual who is not a citizen or resident of the United States (as specially defined for U.S. federal estate tax purposes) at the time of death will be includable in the decedent’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise, and therefore, you may be subject to U.S. federal estate tax.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address, and the amount of tax withheld, if any, regardless of whether withholding is reduced or eliminated by an applicable tax treaty. A similar report is sent to you. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in your country of residence.

Payments of dividends on or gross proceeds from the sale or disposition of our common stock may be subject to information reporting and backup withholding unless you establish an exemption, for example by properly certifying your non-U.S. status on a Form W-8BEN or applicable version of IRS Form W-8 (or successor form). The backup withholding rate under currently applicable law is 28%. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a U.S. person.

Backup withholding is not an additional tax. Any amounts withheld from a payment to you under the backup withholding rules will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information or returns are furnished to the IRS in a timely manner.

Additional Withholding Requirements

Under legislation enacted in 2010 and administrative guidance, a 30% United States federal withholding tax may apply to any dividends paid after December 31, 2013, and the gross proceeds from a disposition of our common stock occurring after December 31, 2016, in each case paid to (i) a “foreign financial institution” (as specifically defined in the legislation), whether such foreign financial institution is the beneficial owner or an intermediary, unless such foreign financial institution agrees to verify, report and disclose its United States “account” holders (as specifically defined in the legislation) and meets certain other specified requirements or (ii) a non-financial foreign entity, whether such non-financial foreign entity is the beneficial owner or an intermediary, unless such entity provides a certification that the beneficial owner of the payment does not have any substantial United States owners or provides the name, address and taxpayer identification number of each such substantial United States owner and certain other specified requirements are met. In certain cases, the relevant foreign financial institution or non-financial foreign entity may qualify for an exemption from, or be deemed to be in compliance with, these rules. You should consult your own tax advisor regarding this legislation and whether it may be relevant to your ownership and disposition of our common stock.

THE PRECEDING DISCUSSION OF UNITED STATES FEDERAL INCOME AND ESTATE TAX CONSEQUENCES IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR UNITED STATES FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

UNDERWRITING

We have entered into an underwriting agreement subject to the terms and conditions of which              have jointly and severally agreed to purchase                  shares of our common stock at the initial public offering price less the underwriting discount. Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. is the lead underwriter for the offering.

The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the shares of common stock are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional                  shares from us to cover such sales. They may exercise the over-allotment option until                     . The underwriters will pay for any option shares in dollars by converting the ¥         price per share to Japanese investors, less an underwriting discount of ¥         per share, to dollars at the rate prevailing on the date of exercise of the over-allotment option.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. The underwriters will pay us in dollars but intend to require investors in Japan to make payment in Yen. The per share offering price stated in Yen is ¥        ; per share amounts in dollars have been rounded. Such amounts are shown assuming both no exercise and full exercise of the over-allotment option.

Underwriting discounts and commissions	No Exercise	Full Exercise(1)
Per Share	$	$
Total	$	$

(1)	Calculated assuming the rate of ¥ to $1.00 obtained by the underwriters on the date of this prospectus but subject to adjustment based on the rate obtained on the date of exercise.

We estimate that the total expenses of the offering payable by us, excluding underwriting discounts and commissions, will be approximately $        .

We have applied to have our common stock listed on the Mothers market of the Tokyo Stock Exchange under the symbol “        .”

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. If all the shares are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms.

Prior to the offering, there has been no public market for the shares. The initial public offering price will be negotiated among us and the underwriters. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, stage of development of our product candidates, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We, our directors, officers, shareholders, optionholders and warrantholders have agreed with the underwriters not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock for 180 days from the date of this prospectus (the “lock-up period”), except with the prior written consent of Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. acting on behalf of the underwriters.

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. “Naked” short sales are sales in excess of this option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering.

To facilitate the ability of the underwriters to settle transactions involving over-allotments during the 30-day over-allotment period, the underwriters have entered into a share lending arrangement with                  covering                  of our shares. We have registered the borrowed shares solely to permit those shares to be delivered by the underwriters in connection with settling trades during the over-allotment period. The underwriters are obligated to return all borrowed shares to                  concurrent with the exercise of the over-allotment option. Following return of the borrowed shares,                  has agreed to remain subject to the lock-up agreement terms described above and, additionally,                  has agreed to refrain from selling its shares on the Mothers Market of the Tokyo Stock Exchange until the expiration of the lock-up period except in amounts and at times that                  would be entitled to sell such shares under Rule 144 if such shares were not registered as part of this offering. No fees or other remuneration will be paid by the underwriters to                  for the loan of these shares of common stock.

These activities by the underwriters may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on the Mothers Market of the Tokyo Stock Exchange, in the over-the-counter market or otherwise.

We intend to apply for the listing of all of our outstanding shares of common stock as well as shares of common stock reserved for issuance upon the exercise of options and                  shares of common stock reserved for issuance upon the exercise of warrants as of                  for trading on the Mothers Market of the Tokyo Stock Exchange.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

The underwriters expect to deliver the shares through the facilities of Japan Securities Depositary Center, Inc. in Tokyo on or about                     , 2013.

LEGAL MATTERS

Selected legal matters with respect to the validity of the common stock offered by this prospectus are being passed upon for us by Fenwick & West LLP, Seattle, Washington. Selected legal matters in connection with this offering will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP, Tokyo, Japan.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our financial statements at December 31, 2012 and 2011, and for each of the years then ended, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits filed with the registration statement. For further information about us and the common stock offered by this prospectus, you should review the registration statement, including the exhibits filed as a part of the registration statement.

Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and we refer you to the full text of the contract or other document filed as an exhibit to the registration statement. A copy of the registration statement and the exhibits that were filed with the registration statement may be inspected without charge at the offices of the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can obtain copies of all or any part of the registration statement from the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549 upon paying the prescribed fees. You can obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants like us that file electronically with the SEC.

Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act and Japanese laws, and, in accordance with such requirements, will file periodic reports, proxy statements and other information with the SEC and applicable Japanese authorities. The periodic reports, proxy statements and other information filed with the SEC will be available for inspection and copying at the regional offices, public reference facilities and web site of the SEC referred to above.

ACUCELA INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Acucela Inc.

We have audited the accompanying balance sheets of Acucela Inc. as of December 31, 2012 and 2011, and the related statements of income, comprehensive income, shareholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Acucela Inc. at December 31, 2012 and 2011, and the results of its operations and its cash flows for each of the years then ended in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Seattle, Washington

May 23, 2013

ACUCELA INC.

BALANCE SHEETS

(in thousands)

	December 31,
	2011	2012
Assets
Current assets:
Cash and cash equivalents	$9,760	$16,639
Investments	9,357	6,927
Restricted investments	—	5,009
Accounts receivable from collaborations with a related party	12,251	8,700
Deferred tax asset	507	770
Prepaid expenses and other current assets	484	1,521

Total current assets	32,359	39,566

Property and equipment, net	1,360	1,143
Restricted long-term investments	—	750
Long-term deferred tax asset	6,591	3,895
Deferred offering costs	586	1,199
Other assets	599	471

Total assets	$41,495	$47,024

Liabilities and shareholders’ equity
Current liabilities:
Current maturities of contingently convertible debt, related party	$10,765	$6,500
Accounts payable	2,684	735
Accrued liabilities	1,798	3,109
Accrued compensation	1,635	2,413
Deferred revenue from collaborations with a related party	—	570
Deferred rent and lease incentives	—	249

Total current liabilities	16,882	13,576

Commitments
Long-term deferred rent, lease incentives, and others	538	341
Long-term deferred revenue from collaborations with a related party	2,000	2,000
Long-term contingently convertible debt, related party	1,235	5,500

Total long-term liabilities	3,773	7,841

Shareholders’ equity:
Convertible preferred stock, no par value, 52,453 shares authorized:
Series A, no par value, 2,734 shares authorized, issued, and outstanding (liquidation value of $2,051)	2,051	2,051
Series B, no par value, 17,900 shares authorized, issued, and outstanding (liquidation value of $13,425)	13,387	13,387
Series C, no par value, 31,818 shares authorized, 11,807 shares issued and outstanding (liquidation value of $12,988)	12,771	12,771
Common stock, no par value, 60,000 shares authorized; 11,899 and 11,910 shares issued and outstanding as of December 31, 2011 and 2012, respectively	3,133	3,192
Additional paid-in capital	1,441	1,965
Accumulated other comprehensive loss	(6)	—
Accumulated deficit	(11,937)	(7,759)

Total shareholders’ equity	20,840	25,607

Total liabilities and shareholders’ equity	$41,495	$47,024

See accompanying notes to financial statements.

ACUCELA INC.

STATEMENTS OF INCOME

(in thousands, except per share data)

	Year Ended December 31,
	2011	2012
Revenues from collaborations with a related party	$34,226	$46,424
Expenses:
Research and development	24,183	31,604
General and administrative	6,174	7,787

Total expenses	30,357	39,391

Income from operations	3,869	7,033

Other income (expense), net:
Interest income	21	27
Interest expense	(143)	(138)
Other income (expense), net	39	(97)

Total other expense, net	(83)	(208)

Income before income tax	3,786	6,825
Income tax benefit (expense)	2,480	(2,647)

Net income	6,266	4,178
Net income attributable to participating securities	4,584	3,056

Net income attributable to common shareholders	$1,682	$1,122

Net income per share attributable to common shareholders
Basic	$0.14	$0.09

Diluted	$0.14	$0.09

Weighted average shares used to compute net income per share attributable to common shareholders:
Basic	11,897	11,901
Diluted	12,045	12,158
Pro forma net income per share attributable to common shareholders
Basic (unaudited)		$0.16

Diluted (unaudited)		$0.16

Weighted average shares used to compute pro forma net income per share attributable to common shareholders:
Basic (unaudited)		26,351
Diluted (unaudited)		26,608

See accompanying notes to financial statements.

ACUCELA INC.

STATEMENTS OF COMPREHENSIVE INCOME

(in thousands)

	Year Ended December 31,
	2011	2012
Net income	$6,266	$4,178

Other comprehensive income:
Net unrealized gain on securities	28	6

Comprehensive income	$6,294	$4,184

See accompanying notes to financial statements.

ACUCELA INC.

STATEMENTS OF SHAREHOLDERS’ EQUITY

(in thousands)

	Convertible Preferred Stock								Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total
	Series A		Series B		Series C		Common Stock
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance at December 31, 2010	2,734	$2,051	17,900	$13,387	11,807	$12,771	11,894	$3,110	$1,019	$(34)	$(18,203)	$14,101
Stock-based compensation	—	—	—	—	—	—	—	—	422	—	—	422
Common stock issued in connection with stock option exercises	—	—	—	—	—	—	3	5	—	—	—	5
Common stock issued in connection with the restricted stock purchase agreement	—	—	—	—	—	—	2	18	—	—	—	18
Net income	—	—	—	—	—	—	—	—	—	—	6,266	6,266
Unrealized gain on marketable securities available for sale	—	—	—	—	—	—	—	—	—	28	—	28

Balance at December 31, 2011	2,734	2,051	17,900	13,387	11,807	12,771	11,899	3,133	1,441	(6)	(11,937)	20,840
Stock-based compensation	—	—	—	—	—	—	—	—	524	—	—	524
Common stock issued in connection with stock option exercises	—	—	—	—	—	—	5	2	—	—	—	2
Common stock issued in connection with the restricted stock purchase agreement	—	—	—	—	—	—	6	57	—	—	—	57
Net income	—	—	—	—	—	—	—	—	—	—	4,178	4,178
Unrealized gain on marketable securities available for sale	—	—	—	—	—	—	—	—	—	6	—	6

Balance at December 31, 2012	2,734	$2,051	17,900	$13,387	11,807	$12,771	11,910	$3,192	$1,965	$—	$(7,759)	$25,607

See accompanying notes to financial statements.

ACUCELA INC.

STATEMENTS OF CASH FLOWS

(in thousands)

	Years Ended December 31,
	2011	2012
Cash flows from operating activities
Net income	$6,266	$4,178
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	789	464
Amortization of deferred financing costs	12	10
Loss from the disposal of fixed assets	—	79
Stock-based compensation	440	581
Amortization of premium/discount on marketable securities	193	107
Deferred taxes	(2,632)	2,434
Changes in operating assets and liabilities:
Accounts receivable from collaborations with a related party	(5,154)	3,551
Prepaid expenses and other current assets	510	(1,037)
Accounts payable	1,057	(1,949)
Accrued liabilities	(1,518)	1,315
Accrued compensation	1,277	778
Deferred rent and lease incentives	(313)	48
Deferred revenue from collaborations with a related party	(557)	570
Other assets	67	117

Net cash provided by operating activities	437	11,246

Cash flows from investing activities
Purchases of marketable securities available for sale	(18,433)	(15,580)
Maturities of marketable securities available for sale	14,506	12,163
Additions to property and equipment	(166)	(326)

Net cash used in investing activities	(4,093)	(3,743)

Cash flows from financing activities
Proceeds from issuance of common stock	5	2
Restricted investments income	—	(13)
Payments for deferred offering costs	(586)	(613)

Net cash used in financing activities	(581)	(624)

(Decrease) increase in cash and cash equivalents	(4,237)	6,879
Cash and cash equivalents—beginning of year	13,997	9,760

Cash and cash equivalents—end of year	$9,760	$16,639

Supplemental disclosure
Cash paid for interest	$63	$420
Cash paid for income taxes	132	151
Restriction of investments as collateral	—	5,750

See accompanying notes to financial statements.

ACUCELA INC.

NOTES TO FINANCIAL STATEMENTS

Note 1. Summary of Business and Significant Accounting Policies

Overview

Acucela Inc. (“we,” “our” and “us”) is a clinical-stage biotechnology company that specializes in discovering and developing novel therapeutics to treat and slow the progression of sight-threatening ophthalmic diseases impacting millions of individuals worldwide. We focus on developing oral products based on our proprietary visual cycle modulation, or VCM, compounds to address a variety of retinal diseases, primarily age-related macular degeneration, or AMD, diabetic retinopathy, or DR, and diabetic macular edema, or DME, and potentially Stargardt disease, retinitis pigmentosa and retinopathy of prematurity. Our product candidates are designed to address the root cause of these diseases by reducing toxic by-products and oxidative damage as well as protecting the retina from light damage. The visual cycle is the biological conversion of a photon into an electrical signal in the retina. Our approach to treating and slowing the progression of eye diseases utilizes proprietary compounds that reduce the speed of, or modulate, the visual cycle. We believe that our insight into modulating the visual cycle combined with our deep expertise in ophthalmic research and development enables us to develop product candidates that, if approved, should preserve vision and provide relief to patients worldwide suffering from the debilitating effects of multiple eye diseases.

In 2010, we received Fast Track designation from the U.S. Food and Drug Administration (“FDA”) for emixustat hydrochloride (“Emixustat”), an investigational oral treatment for dry AMD.

In 2008, we and Otsuka Pharmaceutical Co., Ltd. (“Otsuka”) entered into a definitive agreement to co-develop emixustat, our lead compound for dry AMD. Emixustat is entering in Phase 2b/3 clinical development in the United States.

In 2010, Otsuka and we entered into a definitive agreement to co-develop OPA-6566, Otsuka’s compound for the treatment of glaucoma. OPA-6566 has concluded Phase I clinical development. We are currently evaluating further development activities.

In 2008, Otsuka and we also entered into a definitive agreement to co-develop rebamipide ophthalmic suspension (“Rebamipide”), Otsuka’s product candidate for the treatment of dry eye. Rebamipide is currently in Phase 3 clinical development in the United States.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Unaudited Pro Forma Earnings per Share

Upon the effective date of our initial public offering of stock, all of the outstanding contingently convertible debt and preferred stock, assuming we raise at least $25,000,000 at a price of at least $3.50 per share, will automatically convert into shares of common stock. Unaudited pro forma net income per share attributable to common shareholders for the year ended December 31, 2012 has been computed to give effect to the automatic conversion of the contingently convertible debt and preferred stock into 3,636,364 and 10,813,867 shares of common stock, respectively, as though these conversions had occurred on the original dates of issuance.

Cash and Cash Equivalents

Cash and cash equivalents include all short-term, highly liquid investments with an original maturity of three months or less at the date of purchase. Cash equivalents consist of money market funds, municipal bonds, and corporate debt securities.

Investments

Investments are composed of commercial paper, corporate debt securities, certificates of deposit, and government-backed securities. Investments with original maturities longer than three months and remaining maturities of less than one year are classified as short-term investments. We consider our investments as available-for-sale. Available-for-sale securities are stated at fair value as of each balance sheet date based on market quotes, and unrealized gains and losses are reflected as a net amount under the caption of accumulated other comprehensive loss. Premiums or discounts arising at acquisition are amortized into earnings.

We periodically evaluate whether declines in fair values of our investments below their cost are other-than-temporary. This evaluation consists of several qualitative and quantitative factors regarding the severity and duration of the unrealized loss, as well as whether it is more likely than not that we will hold the investment until recovery of its amortized cost basis. Realized gains and losses are calculated using the specific identification method. Realized gains and losses and declines in value judged to be other-than-temporary are recorded within the statements of income under the caption other income (expense).

Restricted Investments

A portion of our investments are held as collateral to secure our line of credit. These investments are classified and valued consistent with our policy for investments.

Accounts Receivable

Our accounts receivable, as of December 31, 2011 and 2012, consist of amounts due from our collaborations with Otsuka (a related party—See Note 15). There was no allowance for doubtful accounts for the periods presented, as we believe all outstanding amounts will be paid based on our contractual arrangements with Otsuka and history of successful collections thereunder and collateral is not required.

Property and Equipment

Property and equipment are recorded at cost, less accumulated depreciation. We provide for depreciation of equipment on a straight-line basis over an estimated useful life of five years, except leasehold improvements which are amortized on a straight-line basis over the shorter of the lease term or estimated useful life of the assets.

Expenditures for maintenance and repairs are expensed as incurred.

Long-lived assets held for use are subject to an impairment assessment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the carrying value is no longer recoverable based upon the undiscounted future cash flows of the asset, the amount of the impairment is the difference between the carrying amount and the fair value of the asset. We have recorded no impairment charges for the periods presented.

Revenue Recognition

Our business strategy includes entering into collaboration agreements with pharmaceutical companies for the development and commercialization of our product candidates. The terms of the agreements may include nonrefundable license fees, funding of research and development activities, payments based upon achievement of development milestones, payments based upon achievement of revenue milestones, or royalties on product sales. We recognize revenue when four basic criteria have been met: (a) persuasive evidence of an arrangement exists; (b) delivery has occurred or services rendered; (c) the fee is fixed or determinable; and (d) collectability is reasonably assured.

Revenue recognized for the years ended December 31, 2011 and 2012 consist of amounts derived from our collaboration agreements with Otsuka (a related party—See Note 15).

Multiple Element Arrangements

Our collaboration agreements are multiple element arrangements that must be analyzed to identify the deliverables included in the agreements and determine if the deliverables qualify as separate units of accounting. Deliverables are considered a separate unit of accounting when all of the following criteria are met: (i) the delivered item has value to the customer on a standalone basis and (ii) if the arrangement includes a general right of return relative to the delivered item, and the delivery or performance of the undelivered item is considered probable and substantially within our control. There are no rights of return in our collaboration agreements.

Arrangement consideration is allocated to the separate units of accounting based on their relative selling prices. We follow a hierarchy to determine the selling price for each unit of accounting, determining first if there is vendor-specific objective evidence (“VSOE”) of fair value (the price at which the goods or services are regularly sold by us on a standalone basis). If VSOE of fair value is not available, third-party evidence (“TPE”) of vendors selling similar goods or services to similarly situated customers on a standalone basis is used to establish fair value. If neither VSOE nor TPE of fair value exists, we use our best estimate of the selling price (“BESP”) for that unit of accounting. Our BESP represents the price at which we would transact if we regularly sold the unit of accounting on a standalone basis.

We consider market conditions and entity-specific factors when estimating the selling price. Once the selling price for each unit of accounting has been established, the consideration received is allocated among the units of accounting based on their relative selling price, and the applicable revenue recognition criteria are applied to each of the separate units. The amount of arrangement consideration allocable to a delivered item that is a separate unit of accounting is limited to arrangement consideration that is fixed or determinable. Payments that are contingent upon the occurrence of future events that are not exclusively within our control are excluded from the allocable arrangement consideration until the contingency is resolved.

When we have continuing performance obligations, revenue is recognized using one of two methods. Where we are able to estimate the total amount of services under a unit of accounting and such performance obligations are provided on a best-efforts basis, revenue is recognized using a proportional performance model. Costs incurred to date compared to total expected costs are used to determine proportional performance, as this is considered to be representative of the delivery of outputs. Changes in estimates of total expected costs are accounted for prospectively as a change in estimates. When we cannot reasonably estimate the total amount of service that is to be performed, but can reasonably estimate when the performance obligation ceases or becomes inconsequential, a time-based method is used to recognize revenue. Under the time-based method, revenue is recognized ratably over the estimated performance period of the unit of accounting, but not before the removal of any contingencies. If we cannot reasonably estimate when our performance obligation either ceases or becomes inconsequential and perfunctory, then revenue is not recognized until we can reasonably estimate when the performance obligation ceases or becomes inconsequential and perfunctory. Revenue is then recognized over the remaining estimated period of performance. Significant management judgment is required in determining the level of effort required and the period over which we are expected to complete our performance obligations under each unit of accounting.

Substantive Milestone Payments

Our collaboration agreements contain substantive milestones. A substantive milestone is defined as an event that meets the following conditions: (i) there is substantive uncertainty on the date the arrangement is entered into about whether the event will be achieved; (ii) achievement of the event is based in whole, or in part, on either our performance or a specific outcome resulting from our performance; and (iii) achievement of the event results in additional payment due to us. For a milestone to be considered substantive, the payment associated with our achievement must have all of the following characteristics: (i) relate solely to our past performance; (ii) be reasonable relative to all of the deliverables and payment terms in the arrangement; and (iii) be commensurate with either our effort required to achieve the milestone or the enhanced value of the delivered item(s) as a result of the milestone achievement.

Substantive milestone payments are recognized as revenue upon achievement of the milestone only if all of the previous conditions are met and the milestone payments are nonrefundable. Determination as to whether a payment meets the aforementioned conditions involves management’s judgment. If any of the aforementioned conditions are not met, the resulting payment would not be considered a substantive milestone and, therefore, the resulting payment would be determined to be part of the allocable arrangement consideration and would be recognized as revenue as such performance obligations are performed under either the proportional performance or time-based methods, as applicable, and in accordance with the policies as described above.

Deferred Revenue

Amounts received prior to satisfying the above revenue recognition criteria are recorded as deferred revenue.

Income Taxes

We recognize deferred tax assets and liabilities for the expected future tax consequences of events that have already been recognized in the financial statements or tax returns. In addition, we have not recognized the excess tax benefits associated with certain share-based payments. Deferred tax liabilities and assets are based on the difference between financial statement carrying amounts and the tax basis of assets and liabilities, operating loss, and tax credit carryforwards and are measured using enacted tax rates expected to be in effect in the years the differences or carryforwards are anticipated to be recovered or settled. A valuation allowance is established when we believe that it is more likely than not that benefits of the deferred tax assets will not be realized.

Stock-Based Compensation

Stock-based compensation expense is measured at the grant date based on the estimated fair value of the equity award and is recognized as expense, less estimated forfeitures, on a straight line basis over the requisite service period, which is generally the vesting period. Equity awards to nonexecutive employees generally vest and become exercisable over a four-year period, with 25% vesting after one year and 1/48 vesting each month thereafter. Equity awards to executives generally vest and become exercisable over a five-year period, with 20% vesting after one year and 1/60 vesting each month thereafter. The fair value of each equity award is estimated on the date of grant using the Black-Scholes option-pricing model. Determining the fair value of stock-based awards at the grant date requires judgment, including estimating the expected volatility of our stock, expected term, risk-free interest rate, and expected dividends.

Expected Term

The expected term used in our option-pricing model represents the period that our stock-based awards are expected to be outstanding and is determined based on the simplified method. The simplified method uses a simple average of the vesting and original contractual terms of the option. We use the simplified method to determine the expected option term, since our stock option exercise experience does not provide a reasonable basis upon which to estimate the expected option term.

Expected Volatility

The volatility factor used in our option-pricing model is estimated using comparable public company stock volatility.

Expected Dividend

We have never paid cash dividends and have no present intention to pay cash dividends in the future. Accordingly, the expected dividend used in our option-pricing model is zero.

Risk-Free Interest Rate

We base the risk-free interest rate used in our option-pricing model on the implied yield currently available on U.S. Treasury issued with an equivalent term. Where the expected term of our stock-based awards does not correspond with the term for which an interest rate is quoted, we perform a straight-line interpolation to determine the rate from the available term maturities.

The fair value of stock options granted for the years ended December 31, 2011 and 2012 was calculated using the Black-Scholes option-pricing model and applied the following assumptions:

	December 31,
	2011	2012
Risk-free interest rates	1.2%–2.1%	1.0%
Expected life	6.3 years	6.3 years
Dividend yield	— %	— %
Expected volatility	65%	50%–65%

Research and Development Costs

Research and development costs include salaries, fees paid to external service providers and contract research organizations to conduct research and development activities, laboratory supplies, license fees, consulting fees, and travel. Research and development costs are expensed as incurred.

Deferred Offering Costs

External costs we incurred directly attributable to a future public offering, are deferred and recorded as noncurrent assets and will be charged against any proceeds of the future offering.

Subsequent Events

Management has evaluated events occurring subsequent to December 31, 2012, through May 23, 2013, for accounting and disclosure implications.

Note 2. Net Income Per Share

We compute net income per share using the two-class method required for participating securities. Our participating securities include all series of our convertible preferred stock, as the holders are entitled to participate in any dividends prior and in preference to dividends declared or paid on the common stock. Undistributed earnings allocated to these participating securities are subtracted from net income in determining net income attributable to common shareholders.

Basic net income per share is calculated by dividing net income attributable to common shareholders by the weighted average number of shares outstanding for the period. Diluted net income per share is calculated by dividing net income attributable to common shareholders by the weighted average number of shares of the common stock outstanding and other dilutive securities outstanding during the period. The potential dilutive shares of our common stock include the exercise of outstanding stock options that are dilutive. Dilutive securities in our diluted EPS calculation do not include our contingently convertible debt, which are convertible upon the occurrence of a qualified initial public offering of at least $25,000,000 and $3.50 per share, as defined in the contingently convertible debt agreement. As of December 31, 2012, such an event has not occurred and accordingly the holders of the contingently convertible debt have no rights to our undistributed earnings. Upon such an event, the contingently convertible debt will be convertible into 3,636,364 common shares, after an intermediate conversion into Series C preferred shares.

The following tables reconcile the numerator and denominator used to calculate diluted net income per share for the periods presented (in thousands):

	Year Ended December 31,
	2011	2012
Numerator:
Net income attributable to common shareholders	$1,682	$1,122

Denominator:
Weighted-average shares outstanding—basic	11,897	11,901
Dilutive effect of stock options	148	257

Weighted average shares outstanding—diluted	12,045	12,158

There were no antidilutive options to purchase shares of common stock outstanding for the periods presented.

Unaudited pro forma net income per share attributable to common shareholders for the year ended December 31, 2012 has been computed to give effect to the automatic conversion of the contingently convertible debt and preferred stock into common stock as though these conversions had occurred at the beginning of the fiscal period. The following table sets forth the computation of our unaudited pro forma basic and diluted net income per share during the year ended December 31, 2012 (in thousands):

Year Ended December 31, 2012
Numerator:
Net income	$4,178
Interest expense on contingently convertible debt, net of tax	75

Pro forma net income	$4,253

Denominator:
Weighted average shares outstanding—basic	11,901
Contingently convertible debt—pro forma conversion	3,636
Preferred stock—pro forma conversion	10,814

Pro forma weighted average shares outstanding—basic	26,351

Dilutive effect of stock options	257

Pro forma weighted average shares outstanding—diluted	26,608

Note 3. Concentration of Risk

During the years ended December 31, 2011 and 2012 and as of the periods then ended, all of our revenues and accounts receivable were derived from the collaboration agreements with Otsuka.

Note 4. Segment Reporting

We operate in one segment, pharmaceutical product development. All of our significant assets are located in the United States. During the years ended December 31, 2011 and 2012, all revenue during the year was generated in the United States.

Note 5. Collaboration and License Agreements

Emixustat Collaboration

In 2008, we entered into a definitive agreement with Otsuka to co-develop and commercialize emixustat, our compound, for the dry form of AMD and for other potential indications in the United States, Canada, and Mexico (“Shared Territory”). Under the agreement, we retained all rights in Europe, South America, Central America, the Caribbean, and Africa (“Acucela Territory”), and Otsuka acquired the exclusive development and commercialization rights to the compound in Asia, the Middle East, and selected markets in the rest of the world (“Otsuka Territory”). Otsuka paid us a $5,000,000 nonrefundable up-front license fee upon its entry into the agreement.

Under the agreement, Otsuka agreed to fund all development activities in the Shared Territory through Phase 2, up to $40,000,000. If the Phase 2 development costs exceed $40,000,000, Otsuka could have, at its sole discretion, either (i) terminated the agreement or (ii) continued the agreement and share equally with us all Phase 2 development costs in excess of $40,000,000. In 2011, the cost of development activities exceeded $40,000,000, and Otsuka agreed to continue the agreement and equally share development costs with us. Phase 3 costs are to be shared equally by Otsuka and us under the agreement. In addition, under the agreement, we have the potential to receive development milestones totaling $82,500,000. The co-development portion of the agreement is governed by a Joint Development Committee (“JDC”). We may earn development milestones as follows:

i.	Initial Indication—$55,000,000

a.	$5,000,000 upon initiation of a Phase 2b/3 clinical trial in the United States

b.	$5,000,000 upon initiation of a Phase 3 clinical trial in the United States, or the filing of a New Drug Application (“NDA”) with the FDA in the United States, if a second Phase 3 clinical trial is not needed

c.	$15,000,000 upon filing of a NDA with the FDA in the United States

d.	$20,000,000 upon receipt of approval by the FDA of an NDA in the United States

e.	$10,000,000 upon receipt of approval by the regulatory authority of a marketing approval application in Japan

ii.	Second Indication—$27,500,000

a.	$5,000,000 upon initiation of a Phase 3 clinical trial in the United States

b.	$7,500,000 upon filing of an NDA with the FDA in the United States

c.	$10,000,000 upon receipt of approval by the FDA of an NDA in the United States

d.	$5,000,000 upon receipt of approval by the regulatory authority of a marketing approval application in Japan

Under the agreement, Otsuka will fund our share of the Phase 2 and Phase 3 development costs in the form of a secured promissory note. The promissory note provides that (a) interest will accrue daily and be calculated on the basis of 360 days per year and be payable on all amounts advanced to us from the date of advance until paid in full; (b) unpaid interest will compound annually; and (c) the applicable interest rate will be adjusted quarterly to reflect the then-effective rate equal to the three-month London InterBank Offered Rate (“LIBOR”) in the “Money Rates” column of The Wall Street Journal as of the first business day of each calendar quarter, plus 3%; and (d) all amounts are payable in U.S. dollars. The agreement includes a security interest agreement that grants Otsuka a first priority interest on our interests in net profits and royalty payments, and on our interests in ownership of the related collaboration compounds and collaboration products and the underlying intellectual property rights, both in the Shared Territory and the Acucela Territory.

The loan is repayable only in the event that proceeds are generated by any future product sales under the collaboration agreement.

As the agreement contains elements of funded development, we evaluated the agreement to determine if our obligation to Otsuka under the secured promissory note should be accounted for as a liability to repay a loan or as an obligation to perform contractual services. To conclude that a liability to repay a loan does not exist, the transfer of the financial risk involved with research and development from us to Otsuka must be substantive and genuine. We have determined that our obligation to Otsuka should be accounted for as an obligation to perform contractual services because repayment depends solely on the results of development having future economic benefit. Consequently, amounts received from Otsuka for our share of development costs under the agreement are recognized as revenue. Through the year ended December 31, 2012, we had recognized revenue of approximately $15,400,000, which is contingently repayable as described above. As of December 31, 2012, the contingently repayable funding has accrued $372,000 of interest, which is contingently repayable along with the above.

Upon commercialization, we may exercise our option to co-promote in the Shared Territory on a country-by-country basis. In markets where we opt to co-promote the product, Otsuka and we equally share all expenses and profits from sales of the product in the Shared Territory. If we do not elect to co-promote in a country or countries in the Shared Territory, Otsuka shall pay us royalties on the annual aggregate net sales of collaboration products in the country or countries in the Shared Territory for which we did not elect to participate in co-promotion. Each party shall pay the other party a royalty of 2% on annual aggregate net sales of collaboration products in their sole territories. In addition, we have the potential to receive net sales milestones totaling $175,000,000. The co-promotion arrangement is governed by a Joint Commercialization Committee (“JCC”). The milestones are as follows:

i.	All Indications

a.	$25,000,000 upon reaching $250,000,000 in aggregate annual worldwide sales of all collaboration products

b.	$50,000,000 upon reaching $500,000,000 in aggregate annual worldwide sales of all collaboration products

c.	$100,000,000 upon reaching $1,000,000,000 in aggregate annual worldwide sales of all collaboration products

The agreement also includes a three-year research program (the “Research Program”), the purpose of which was to identify a second indication for the lead collaborative compound and to conduct development on a backup compound for the collaborative compound. During the three years of the Research Program, which ended in 2011, Otsuka paid us $5,000,000 per year, payable on a quarterly basis. The agreement also provides Otsuka with a right of first negotiation to license new compounds discovered or developed by us (independent of the collaboration activities) during the agreement term.

Our agreement with Otsuka is a multiple element arrangement, and we have determined that the elements within the arrangement consist of the license, the Research Program, and research and development services.

The license granted to Otsuka was determined to be a separate unit of accounting because it has value to Otsuka on a standalone basis. Because Otsuka may license and develop the intellectual property independent of the development or research program services that are to be provided by us, we conducted a net present value valuation of the license, and it was determined that the estimated standalone selling price for the license at inception of the agreement exceeded the arrangement consideration received for the license fee. Since the value assigned to a delivered element cannot exceed the arrangement consideration, the arrangement consideration of $5,000,000 due and paid upon execution of the agreement was assigned to the license.

We have determined that the activities associated with development meet the criterion for a separate unit of accounting, since these services have value to Otsuka on a standalone basis. BESP is based on the Company’s analysis of the value of the services provided and consideration of the fees charged by third party vendors for similar development services and represent our BESP. Revenue from development efforts is recognized as services are performed. In the years ended December 31, 2011 and 2012, we recognized $17,779,000 and $19,329,000, respectively, of revenue associated with development activities.

We have determined that the activities associated with the Research Program meet the criterion for a separate unit of accounting, since these services have value to Otsuka on a standalone basis. The types of services contemplated under the Research Program may be performed by a third party. We have determined that the fees charged for the research services are competitive with the price other third-party vendors charge for similar research services. Our BESP of the selling price for the Research Program was $15,000,000, which equals the agreement consideration. Revenue from the research activities was recognized under a proportional performance model. In 2011, we recognized $3,890,000 of revenue associated with research activities. The research period ended during 2011.

We evaluated the development and net sales milestones in the arrangement and determined that they each meet the criteria of a milestone under ASC 605-28, Revenue Recognition-Milestone Method. We recognize consideration that is contingent upon achievement of a substantive milestone in its entirety in the period in which the milestone is achieved. No development or net sales milestones were achieved during the years ended December 31, 2011 or 2012 or the three months ended March 31, 2012. During the three months ended March 31, 2013, we received and recognized as revenue the $5,000,000 milestone payment associated with the initiation of the Phase 2b/3 clinical trial.

Rebamipide Collaboration

In 2008, Otsuka and we entered into a definitive agreement to co-develop Rebamipide, Otsuka’s proprietary compound for the treatment of dry eye. Under the agreement, the parties agreed to collaborate in the clinical development efforts for Rebamipide in the United States. Otsuka paid us a $2,000,000 up-front payment and, under the agreement, we have the potential to receive clinical development milestones totaling $30,000,000 and royalties on net sales of the product in the United States and the European Union. Development milestones are as follows: (1) $5,000,000 upon initiation of a Phase 3 clinical trial; (2) $5,000,000 upon filing with the FDA of an NDA for the product for the plan indication; and (3) $20,000,000 upon regulatory approval of the product for the plan indication in the United States. Under the agreement, Otsuka shall be responsible for all clinical development and commercialization expenses. Upon regulatory filing, the agreement provides that the parties may negotiate the terms under which we may co-promote Rebamipide with Otsuka in the United States.

We evaluated the agreement and determined that the clinical development activities represented the only deliverable under the arrangement. Revenue from clinical development efforts is recognized as services are performed. During the years ended 2011 and 2012 we recognized $5,869,000 and $13,987,000, respectively, of revenue associated with the Rebamipide clinical development activities. We evaluated the development milestones under the agreement and determined that they each meet the criteria of a substantive milestone. We recognize consideration that is contingent upon achievement of a substantive milestone in its entirety in the period in which the milestone is achieved. In 2012, we received and recognized as revenue the $5,000,000 milestone payment associated with the initiation of the Phase 3 clinical trial. No development milestones were achieved during the year ended December 31, 2011.

Otsuka’s $2,000,000 up-front payment to us is subject to refund upon insolvency, material breach, or termination of Dr. Kubota’s services to us. Due to the refund provisions in the agreement, we classified the $2,000,000 payment as deferred revenue at December 31, 2011 and 2012. When the appropriate refund provisions are satisfied, we will recognize the payment as revenue.

OPA-6566 Collaboration

In 2010, Otsuka and we entered into a definitive agreement to develop OPA-6566, Otsuka’s proprietary compound for the treatment of glaucoma. The agreement grants us an opt-in right to co-develop and co-promote OPA-6566 in the United States. Until we exercise our opt-in right, Otsuka will have responsibility for directing development activities and costs. Upon our exercise of the opt-in right, Otsuka will grant us additional opt-in rights, which include: (1) the right to co-develop and co-promote OPA-6566 for ophthalmological indications in the United States other than for glaucoma; (2) the right to co-develop and co-promote new formulations of OPA-6566 for glaucoma in the United States; and (3) a right of first negotiation to co-develop and co-promote other adenosine A2a receptor agonist compounds for the treatment of ophthalmologic diseases in the United States.

We evaluated the agreement and determined that the development activities under the agreement represented the only deliverable under the arrangement. Revenue from development activities is recognized as services are performed. During the years ended December 31, 2011 and 2012, we recognized $6,689,000 and $8,108,000, respectively, of revenues in performance of the agreement.

Continued Involvement of the CEO

The Company’s three collaboration arrangements with Otsuka require the continuing involvement of our CEO, Dr. Ryo Kubota. In the event of the departure of Dr. Kubota from the Company or a change in his role or responsibilities with the Company, the arrangements are subject to termination, at the option of Otsuka. For each agreement, this provision expires upon the approval of the NDA for the first indication in the United States.

Note 6. Investments and Cash and Cash Equivalents

Investments and cash and cash equivalents as of December 31, 2011 and 2012 consisted of the following (in thousands):

	December 31, 2011
	Gross Unrealized
	Amortized Cost	Holding Gains	Holding Losses	Fair Value
Types of security:
Commercial paper	$1,125	$—	$—	$1,125
Corporate debt securities	1,502	—	(1)	1,501
Government-backed securities	1,408	—	—	1,408
Municipal bonds	890	—	—	890
Certificates of deposit	6,233	—	(5)	6,228
Money market funds	7,691	—	—	7,691
Cash	274	—	—	274

	$19,123	$—	$(6)	$19,117

	December 31, 2012
	Gross Unrealized
	Amortized Cost	Holding Gains	Holding Losses	Fair Value
Types of security:
Commercial paper	$797	$1	$—	$798
Corporate debt securities	5,969	—	(2)	5,967
Municipal bonds	1,225	—	—	1,225
Certificates of deposit	6,500	1	—	6,501
Money market funds	14,306	—	—	14,306
Cash	528	—	—	528

	$29,325	$2	$(2)	$29,325

As of December 31, 2012, $750,000 of certificates of deposit mature in greater than one year, but less than two years. All other investment securities held at December 31, 2011 and 2012 mature within 12 months.

Market values were determined for each individual security in the investment portfolio. The declines in value of these investments are primarily related to changes in interest rates and are considered to be temporary in nature. We evaluate, among other things, the duration and extent to which the fair value of a security is less than its cost, the financial condition of the issuer, and our intent to sell, or whether it is more likely than not we will be required to sell the security before recovery of the amortized cost basis. We do not consider these investments to be other-than-temporarily impaired as of December 31, 2012.

Note 7. Fair Value Measurements

Financial assets are classified and disclosed in one of the following three categories:

Level 1—Quoted prices in active markets for identical assets and liabilities,

Level 2—Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities, and

Level 3—Unobservable inputs in which there is little or no market data available, which requires us to develop our own assumptions.

Our financial assets measured at fair value on a recurring basis as of December 31, 2011 and 2012 were as follows (in thousands):

	December 31, 2011
	Level 1	Level 2	Level 3	Total
Cash equivalents:
Money market funds	$7,691	$—	$—	$7,691
Government-backed securities	—	905	—	905
Municipal bonds	—	890	—	890

Total cash equivalents:	7,691	1,795	—	9,486
Cash	274	—	—	274

Total cash and cash equivalents:	$7,965	$1,795	$—	$9,760

Investments:
Commercial paper	$—	$1,125	$—	$1,125
Corporate debt securities	—	1,501	—	1,501
Government-backed securities	—	503	—	503
Certificates of deposit	—	6,228	—	6,228

	$—	$9,357	$—	$9,357

	December 31, 2012
	Level 1	Level 2	Level 3	Total
Cash equivalents:
Money market funds	$14,306	$—	$—	$14,306
Municipal bonds	—	1,225	—	1,225
Corporate debt securities	—	586	—	586

Total cash equivalents:	14,306	1,811	—	16,117
Cash	528	—	—	528

Total cash and cash equivalents:	$14,834	$1,811	$—	$16,645

Investments:
Commercial paper	$—	$798	$—	$798
Corporate debt securities	—	5,381	—	5,381
Certificates of deposit	—	6,501	—	6,501

	$—	$12,680	$—	$12,680

Our level 2 financial assets include government-backed securities, municipal bonds, commercial paper, corporate debt securities, and certificates of deposits. These level 2 financial assets are valued using pricing models that consider the most relevant observable inputs available for similar securities, including such items as reported trades, broker/dealer quotes, bids, offers, and yields.

The carrying amounts reflected in the balance sheets for accounts receivable and accounts payable approximate fair value due to their short-term nature.

We had $12,000,000 of contingently convertible debt with a related party outstanding as of December 31, 2011 and 2012. At December 31, 2011 and 2012, the fair value of the notes payable is $41,000,000 and $47,000,000, respectively. Our valuation analysis was prepared using a two-step process that initially estimated the fair value of the entire company, using a discounted cash flow model, and next allocated this value to the various debt and equity securities we have issued. Value was allocated to the contingently convertible debt as the result of the preferences and conversion features of the notes under our valuation model of the Company, which is based on the Black-Scholes option pricing model. This model considers overall value of the entity, liquidation preferences, risk free rates, volatility rates of peer companies, and time to a conversion event. Our valuation of the contingently convertible debt is considered to be Level 3.

Note 8. Property and Equipment

Property and equipment as of December 31, 2011 and 2012 consist of the following (in thousands):

	December 31,
	2011	2012
Laboratory equipment	$2,373	$2,374
Leasehold improvements	1,740	1,808
Office furniture and equipment	411	432

	4,524	4,614
Less accumulated depreciation and amortization	(3,164)	(3,471)

Property and equipment, net	$1,360	$1,143

The depreciation and amortization expense recorded for the years ended December 31, 2011 and 2012 was $789,000 and $464,000, respectively.

Note 9. Contingently Convertible Debt with Related Party

On May 29, 2006, we completed a private placement of unsecured promissory notes in an aggregate principal amount of $12,000,000. The terms of the initial issuance and subsequent extensions of these notes is outlined as follows:

Initial Issuance
Principal	$3,250,000			$3,250,000	$5,500,000
Issue Date	May 29, 2006			May 29, 2006	May 29, 2006
Maturity Date	August 31,2009			June 30, 2010	November 30, 2012
Interest Rate	1.00%			1.00%	1.00%
Interest Payable	Upon Maturity			Upon Maturity	Upon Maturity

First Extension
Principal	$1,234,990		$2,015,010	$3,250,000	$5,500,000
Issue Date	August 31, 2009			June 30, 2010	November 30, 2012
Maturity Date	August 31,2010			June 30, 2011	February 28, 2014
Interest Rate	1.20%			1.05%	0.94%
Interest Payable	Paid through August 31, 2010			Paid through June 30, 2011	Paid through November 30, 2012; Upon Maturity

Second Extension
Principal	$1,234,990		$2,015,010	$3,250,000
Issue Date	August 31, 2010			June 30, 2011
Maturity Date	August 31,2011			June 30, 2012
Interest Rate	1.02%			0.97%
Interest Payable	Paid through August 31, 2011			Paid through June 30, 2012

Third Extension
Principal	$624,840	$610,150	$2,015,010	$3,250,000
Issue Date	August 31, 2011		August 31, 2011	June 30, 2012
Maturity Date	August 31,2013		August 31, 2012	June 30, 2013
Interest Rate	0.96% through August 31, 2012; 0.96% through August 31, 2013		0.96%	0.95%
Interest Payable	Paid through August 31, 2012; 2nd year prepaid at first anniversary		Paid through August 31, 2012	Paid through June 30, 2013

Fourth Extension
Principal			$2,015,010
Issue Date			August 31, 2012
Maturity Date			August 31, 2013
Interest Rate			0.95%
Interest Payable			Paid through August 31, 2013

Contingently convertible debt due in one year or less of $6,500,000, corresponding prepaid interest expense of $36,000, and corresponding interest payable of $4,000 have been classified as current maturities of contingently convertible debt, prepaid expense, and current liabilities, respectively, as of December 31, 2012. $5,500,000 of contingently convertible debt due in excess of one year has been classified as long-term contingently convertible debt. The notes contain provisions for automatic extension. We will be notified within 90 days from the maturity date if the notes will be automatically extended.

The contingently convertible debt automatically convert into shares of common stock upon the closing of a firm commitment underwritten public offering at a price of not less than $3.50 per share and aggregate net proceeds of not less than $25,000,000. The number of shares issued upon conversion is determined by dividing the principal of the note by $3.30, which is subject to adjustment for any subsequent recapitalizations, stock combinations, stock dividends, or stock splits.

In the event of a liquidation, dissolution, or winding-up of our company, our assets and funds shall be distributed such that the note holders are paid all outstanding principal and interest under the notes in the same priority as the holders of our preferred stock are paid the liquidation distribution prior and in preference to any distribution to the holders of common stock. If the assets available for distribution among the holders of preferred stock and notes are insufficient to permit the payment to such holders of their respective liquidation preference, then the assets and surplus funds that remain legally available for distribution shall be distributed ratably among the holders of preferred stock and notes in proportion to the preferential amount each holder would otherwise be entitled to receive.

In the event that a sale of our company or a sale of substantially all of our assets, or upon a certain merger or consolidation transaction, prior to the maturity date, the note holders have the following options:

•	The entire unpaid principal amounts of the notes and accrued interest thereon are paid upon the closing of such transaction.

•

The notes are redeemed for an amount in cash equal to the amount to which the note holders would have been entitled pursuant to the terms of such transaction if, instead of the notes, the note holders held a number of shares of common stock as calculated in the same manner as the conversion upon public offering.

•

The notes are converted into shares of Series C preferred stock. The number of shares issued upon conversion is determined by dividing the unpaid principal of the notes by the original issue price of the Series C preferred stock of $1.10.

The contingently convertible debt includes an embedded conversion feature, in the event that we are sold which requires bifurcation and separate accounting as a derivative. This derivative is recorded at its fair value, with changes in fair value recognized as other income or expense over the period it is outstanding. The fair value of this derivative since inception has been immaterial.

SBI Holdings, Inc. (a related party), the holder of the notes and one of our shareholders, received payment for interest on the unsecured promissory notes of $63,000 and $420,000 in the years ended 2011 and 2012, respectively. The representative director, president, and chief executive officer of SBI Holdings, Inc. is a member of our board of directors (the “Board”).

Note 10. Income Taxes

As of December 31, 2012, we had net operating loss (“NOL”) carryforwards of $2,738,000 and research and development tax credit carryforwards of $1,625,000. The carryforwards are available to offset future tax liabilities. The NOL carryforwards expire between 2023 to 2029 and the research and development tax credits expire between 2022 to 2031. Utilization of net operating losses may be subject to ownership change limitations established by Internal Revenue Code (“IRC”) Section 382. The annual limitation may result in the expiration of net operating loss carryforwards before they can be utilized.

Deferred tax assets arise from temporary differences between financial and tax reporting. We will establish a valuation allowance if either it is more likely than not that the deferred tax assets will expire before we are able to realize their benefits or the future deductibility is uncertain. Periodically, the valuation allowance is reviewed and adjusted based on management’s assessments the realizability of deferred tax assets. During the year ended December 31, 2011, we reduced our valuation allowance to zero because we believe that it is more likely than not that our deferred tax assets will be realized. A reduction in the valuation allowance of $2,632,000 is reflected as a reduction to income tax expense.

Deferred tax assets are as follows (in thousands):

	December 31,
	2011	2012
Deferred tax assets:
Net operating loss carryforwards	$3,790	$811
Research and development (R&D) tax credit carryforwards	1,600	1,625
Deferred revenue	680	680
Compensation	662	886
Deferred rent	160	192
Other tax credits	152	365
Property and equipment	54	106

Total deferred tax asset	$7,098	$4,665

Reported as:
Current deferred tax asset	$507	$770
Long-term deferred tax asset	6,591	3,895

	$7,098	$4,665

For the periods presented, we had taxable income that was offset by the utilization of the net operating loss carryforwards. In the years ended December 31, 2011 and 2012 we were subject to the alternative minimum tax.

The components of the tax expense (benefit) are as follows (in thousands):

	Years Ended December 31,
	2011	2012
Current	$152	$169
Deferred	(2,632)	2,478

Total	$(2,480)	$2,647

The reconciliation of the statutory federal income tax rate to our effective income tax rate is as follows:

	Year Ended December 31,
	2011	2012
Statutory rate	34.0%	34.0%
Reduction of the valuation allowance	(54.1)	0.0
Utilization of loss carryforwards	(48.1)	0.0
Other, net	3.2	4.8

Effective tax rate	(65.0%)	38.8%

We file our income tax return in the U.S. federal jurisdiction. We are no longer subject to U.S. federal tax examinations by tax authorities for the years before 2008. However, the Internal Revenue Service (“IRS”) could adjust certain unused tax attributes carried forward from tax years prior to 2008. Based on the jurisdictions in which we operate, we are not subject to state income taxes.

We recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. However, there are no material unrecognized tax benefits as of December 31, 2011 and 2012 and as of March 31, 2012 and 2013. Furthermore, we do not anticipate any significant changes in our unrecognized tax benefits over the next 12 months.

We recognize interest and penalties related to our liabilities for uncertain tax positions in income tax expense. However, during the years ended December 31, 2011 and 2012 we did not have any accrued interest or penalties associated with any unrecognized tax benefits.

Deferred tax assets do not include R&D credits generated for 2012. The American Taxpayer Relief Act of 2012 was signed into law on January 3, 2013, which retroactively extended the R&D Credit back to January 1, 2012. The effect of tax legislation is taken into account in the interim period in which the law was enacted. Therefore, the 2012 R&D credits are not contained in the deferred tax assets as of December 31, 2012, but will be included in 2013.

Note 11. Commitments

Leases

We lease laboratory and corporate office space under noncancelable operating leases expiring in 2015. The lease agreement for the laboratory facility includes one three-year renewal options, and the lease for the corporate office includes one three-year renewal option. Lease incentives are recognized as deferred rent liabilities and amortized to rent expense over the term of the lease. Minimum rent payments under operating leases are recognized on a straight-line basis over the term of the lease, including any periods of free rent and reduced rent.

Future minimum lease payments under noncancelable operating leases (with initial or remaining lease terms in excess of one year) as of December 31, 2012 are as follows:

2013	$923,000
2014	936,000
2015	170,000

Total minimum lease payments	$2,029,000

Rent expense was $958,000 and $849,000, respectively, in the years ended December 31, 2011 and 2012, respectively.

Credit Facility

We maintain a $5,000,000 line of credit for working capital pursuant to revolving line of credit note (the “Line of Credit”). Interest on the Line of Credit accrues, and is due, monthly either at (I) at a fluctuating rate per annum determined by the bank to be one and twenty five hundredths percent (1.25%) above the Daily One Month LIBOR Rate in effect from time to time, or (II) at a fixed rate per annum determined by the bank to be one and twenty five hundredths percent (1.25%) above LIBOR in effect on the first day of the applicable Fixed Rate Term. Any principal amount outstanding on the Line of Credit is payable on January 20, 2014. No amounts were outstanding under the facility as of December 31, 2012. As of December 31, 2012, the borrowing availability is $4,600,000 due to $400,000 being reserved under the corporate credit card program. The line of credit and credit card program are secured by our restricted investment balances of approximately $5,800,000 as of December 31, 2012.

Note 12. Shareholders’ Equity

Common Stock

We have 60,000,000 shares of common stock authorized without par value.

Convertible Preferred Stock

We have 52,452,514 shares of preferred stock authorized without par value. The preferred stock is issuable in one or more series, each with such designations, rights, qualifications, limitations, and restrictions as the Board may determine at the time of issuance. We have designated 2,734,334; 17,899,998; and 31,818,182 shares as Series A, Series B, and Series C preferred stock, respectively, with the following terms:

Conversion

Each share of Series A and B preferred stock is convertible at any time after issuance at the option of the holder into such number of common stock shares as is determined by dividing $0.25 by the conversion price in effect at the time of conversion. The original conversion price of $0.75 will be adjusted for any subsequent recapitalizations, stock combinations, stock dividends, or stock splits.

Each share of Series C preferred stock is convertible at any time after issuance at the option of the holder into such number of common stock shares as is determined by dividing $1.10 by the conversion price in effect at the time of conversion. The original conversion price of $3.30 will be adjusted for any subsequent recapitalizations, stock combinations, stock dividends, or stock splits.

Shares of Series A, B, and C preferred stock automatically convert into shares of common stock upon the closing of a firm commitment underwritten public offering at a price of not less than $3.50 per share and aggregate net proceeds of not less than $25,000,000.

Liquidation

In the event of any liquidation, dissolution, winding-up of our company, sale of our company or substantially all of our assets, or upon a certain merger or consolidation transaction, the holders of Series A and B preferred stock will be entitled to receive, prior and in preference to any distribution of any of our assets to the holders of common stock, the amount of $0.75 per share plus an amount equal to all declared but unpaid dividends of the Series A and B preferred stock. The holders of Series C preferred stock will be entitled to receive, prior and in preference to any distribution of any of our assets to the holders of common stock, the amount of $1.10 per share, plus an amount equal to all declared, but unpaid dividends of the Series C preferred stock.

If the assets available for distribution among the holders of Series A, B, and C preferred stock and promissory notes shall be insufficient to permit the payment to such holders of their respective liquidation preference, then the entire assets and surplus funds then remaining legally available for distribution shall be distributed ratably among the holders of Series A, B, and C preferred stock and promissory notes in proportion to the preferential amount each holder would otherwise be entitled to receive. Upon completion of required preferential distributions, any of our remaining assets available for distribution shall be distributed among the holders of common stock.

Dividends

The holders of Series A, B, and C preferred stock are entitled to receive dividends when and as declared by the Board in preference to any declaration or payment of any dividend on our common stock. Such dividends are not cumulative.

Voting

Each share of Series A, B, and C preferred stock has one vote for each full share of common stock into which its respective shares of preferred stock could be converted on the record date for the vote. We must receive an affirmative vote or written consent from a majority of the holders of Series A, B, or C preferred stock, voting as a separate class, for any change in the number of authorized preferred shares; changes in the preferences, rights, privileges, or powers of the preferred shareholders; or sale, merger, or consolidation in which the holders of our capital stock retain less than 50% of the voting power after the transaction.

Note 13. Stock-Based Compensation

Stock Option Plan

The Board has adopted and approved equity-based incentive plans (the “Equity Plans”) which provide for the issuance of nonqualified and incentive stock options to employees, board members, and consultants to acquire shares of common stock. The Equity Plans also allow for the issuance of restricted stock, although no restricted stock had been issued under the equity plans through December 31, 2012. The Board has reserved 2,120,055 shares of common stock to be issued in conjunction with the Equity Plans. The term of each option is ten years. Equity awards to nonexecutive employees generally vest and become exercisable over a four-year period, with 25% vesting after one year and 1/48 vesting each month thereafter. Equity awards to executives generally vest and become exercisable over a five-year period, with 20% vesting after one year and 1/60 vesting each month thereafter. The option agreements include restrictions on the sale of shares acquired by the exercise of options.

Our Equity Plan stock option activity for the years ended December 31, 2011 and 2012 is summarized as follows:

	Shares Available for Grant	Number of Option Shares Outstanding	Weighted Average Exercise Price of Option Shares	Options Exercisable
Balance at December 31, 2010	1,099,229	668,979	$3.22	354,015
Increase in reserved shares	300,000	—	—
Granted	(423,500)	423,500	5.22
Exercised	—	(3,000)	1.45
Forfeited	99,342	(99,342)	4.35
Expired	194,834	(194,834)	2.55

Balance at December 31, 2011	1,269,905	795,303	4.31	288,988
Granted	(253,900)	253,900	9.67
Exercised	—	(5,288)	0.36
Forfeited	204,534	(204,534)	4.64
Expired	28,553	(28,553)	4.97

Balance at December 31, 2012	1,249,092	810,828	5.91	389,440

The weighted average exercise price of exercisable options at December 31, 2011 and 2012 was $2.86 and $3.66, respectively.

The total intrinsic value of stock options exercised during the years ended December 31, 2011 and 2012 was $9,000 and $47,000, respectively.

The aggregate intrinsic value of stock options outstanding at December 31, 2011 and 2012 was $3,124,000 and $3,586,000, respectively.

The aggregate intrinsic value of stock options exercisable at December 31, 2011 and 2012 was $1,553,000 and $2,598,000, respectively.

The weighted average grant date fair value of stock options granted in 2011 and 2012 was $3.25 and $5.59, respectively.

Information concerning outstanding and exercisable options at December 31, 2012 is summarized as follows:

	December 31, 2012
Exercise Prices	Number of Option Shares	Weighted Average Remaining Contractual Life (Years)	Options Exercisable
$0.12–$0.62	40,000	0.91	40,000
$1.45–$3.23	180,900	5.64	178,526
$4.52–$8.24	336,028	7.40	153,903
$9.30–$10.33	253,900	9.56	17,011

	810,828	7.36	389,440

The weighted average remaining contractual life of exercisable options at December 31, 2011 and 2012 was 6.35 years and 5.53 years, respectively.

As of December 31, 2011 and 2012, there was $1,470,000 and $1,771,000, respectively, of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the Equity Plans. That cost is expected to be recognized over a weighted average period of 3.71 and 3.58 years, respectively. The total fair value of shares vested during the years ended December 31, 2011 and 2012 was $422,000 and $482,000, respectively. We currently use authorized and unissued shares to satisfy share award exercises.

CEO Equity Agreement

We have an employment agreement with Dr. Ryo Kubota. Until the initial public offering of our common stock, we are obligated pursuant to the employment agreement to grant stock options or allow Dr. Kubota to purchase restricted shares of common stock as often as necessary to maintain Dr. Kubota’s equity position in our company equal to at least 51% of our issued and outstanding voting common stock on an as-converted basis. The shares under these awards are subject to repurchase provisions that lapse quarterly over 36 months from the date of grant. Outstanding options and convertible securities are not included in the calculation of Dr. Kubota’s equity position unless the options are exercised or the convertible securities are converted into our capital stock. The purchase price of each stock grant may be made by an interest-bearing full recourse promissory note. Per the terms of the employment agreement, we are obligated to periodically pay Dr. Kubota cash bonuses consisting of principal and interest amounts due under such promissory notes and additional taxes incurred by Dr. Kubota as a result of receiving such bonuses, if any.

We treat this arrangement as share-based compensation. The employment agreement provides equity awards to Dr. Kubota subject to service and performance conditions. The grant and measurement date is the date at which the Board approves the grant of the options or sale of the restricted stock to Dr. Kubota. The fair value of the award is established as the current fair value of our common stock. Compensation expense related to this arrangement is included in general and administrative expense.

During the years ended December 31, 2011 and 2012, in connection with stock option exercises, we entered into a restricted stock purchase agreement with Dr. Kubota for the issuance of 2,278 and 5,504 shares, respectively, of our common stock in exchange for a three-year promissory note in the total amount of $18,000 and $57,000, respectively. Concurrent with the execution of the agreement, we paid a bonus to Dr. Kubota, which was in turn used to repay the promissory note and as compensation for taxes associated with the award. We recorded approximately $30,000 and $89,000, respectively, in compensation expense in connection with the award.

Note 14. 401(k) Retirement Plan

We sponsor an employee retirement plan under Section 401(k) of the Internal Revenue Code of 1986, as amended. All employees who meet minimum eligibility requirements are eligible to participate in the plan. To date, we have not matched employee contributions made to the plan.

Note 15. Related-Party Transactions

Peter Kresel, M.B.A., a member of the Board, received payment from us for consulting services and reimbursement of direct expenses. Mr. Kresel’s payments for consulting services and expense reimbursements were $217,000 and $216,000 during 2011 and 2012, respectively.

Otsuka, our collaborative partner (see Note 5) and sole source of revenue for the years ended December 31, 2011 and 2012, owns 8.31% of our outstanding stock, while Otsuka Pharmaceutical Factory, Inc. owns 6.67% of our outstanding stock. Together, these two entities own 14.98% of our outstanding stock. These entities do not have representation on the Board.

SBI Holdings, Inc. (a related party), one of our shareholders, is the holder for our contingently convertible debt (see Note 9).

Note 16. Subsequent Events

In February 2013, we achieved the development milestone related to emixustat for the initiation of a Phase 2b/3 clinical trial in the United States. As a result of achieving this milestone, a $5,000,000 payment is due from Otsuka, which we recognized as revenue at the time the milestone was met in 2013. In May 2013, the board of directors granted an award of shares of restricted stock to Dr. Ryo Kubota pursuant to his employment agreement and consistent with prior practices. We will record approximately $400,000 in compensation expense in connection with the award in the second quarter of 2013.

ACUCELA INC.

CONDENSED BALANCE SHEETS

(in thousands)

	December 31, 2012	March 31, 2013 (unaudited)	Pro forma Shareholders’ Equity at March 31, 2013 (unaudited)
Assets
Current assets:
Cash and cash equivalents	$16,639	$25,330
Investments	6,927	9,299
Restricted investments	5,009	5,010
Accounts receivable from collaborations with a related party	8,700	7,519
Deferred tax asset	770	770
Prepaid expenses and other current assets	1,521	1,345

Total current assets	39,566	49,273

Property and equipment, net	1,143	1,347
Restricted long-term investments	750	750
Long-term deferred tax asset	3,895	2,615
Deferred offering costs	1,199	1,446
Other assets	471	470

Total assets	$47,024	$55,901

Liabilities and shareholders’ equity
Current liabilities:
Current maturities of contingently convertible debt, related party	$6,500	$12,000
Accounts payable	735	1,520
Accrued liabilities	3,109	3,579
Accrued compensation	2,413	1,149
Deferred revenue from collaborations with a related party	570	5,300
Deferred rent and lease incentives	249	253

Total current liabilities	13,576	23,801

Commitments
Long-term deferred rent, lease incentives, and others	341	272
Long-term deferred revenue from collaborations with a related party	2,000	2,000
Long-term contingently convertible debt, related party	5,500	—

Total long-term liabilities	7,841	2,272

Shareholders’ equity:
Convertible preferred stock, no par value, 52,453 shares authorized:
Series A, no par value, 2,734 shares authorized, issued, and outstanding (liquidation value of $2,051); no shares issued and outstanding (pro forma)	2,051	2,051	—
Series B, no par value, 17,900 shares authorized, issued, and outstanding (liquidation value of $13,425); no shares issued and outstanding (pro forma)	13,387	13,387	—
Series C, no par value, 31,818 shares authorized, 11,807 shares issued and outstanding (liquidation value of $12,988); no shares issued and outstanding (pro forma)	12,771	12,771	—
Preferred stock, no par value; shares authorized; no shares issued and outstanding (actual) (pro forma)
Common stock, no par value, 60,000 shares authorized; 11,910 and 11,951 shares issued and outstanding as of December 31, 2012 and March 31, 2013 (unaudited), respectively; 26,401 shares issued and outstanding (pro forma)	3,192	3,409	43,618
Additional paid-in capital	1,965	2,260	2,260
Accumulated other comprehensive loss	—	(2)	(2)
Accumulated deficit	(7,759)	(4,048)	(4,048)

Total shareholders’ equity	25,607	29,828	$41,828

Total liabilities and shareholders’ equity	$47,024	$55,901

See accompanying notes to condensed financial statements.

ACUCELA INC.

CONDENSED STATEMENTS OF INCOME

(unaudited)

(in thousands, except per share data)

	Three Months Ended March 31,
	2012	2013
Revenues from collaborations with a related party	$9,590	$15,980

Expenses:
Research and development	7,214	8,128
General and administrative	1,860	2,132

Total expenses	9,074	10,260

Income from operations	516	5,720

Other income (expense), net:
Interest income	16	18
Interest expense	(35)	(30)
Other income (expense), net	(8)	(4)

Total other expense, net	(27)	(16)

Income before income tax	489	5,704
Income tax expense	176	1,993

Net income	313	3,711
Net income attributable to participating securities	229	2,712

Net income attributable to common shareholders	$84	$999

Net income per share attributable to common shareholders
Basic	$0.01	$0.08

Diluted	$0.01	$0.08

Weighted average shares used to compute net income per share attributable to common shareholders:
Basic	11,899	11,944
Diluted	12,129	12,198
Pro forma net income per share attributable to common shareholders
Basic		$0.14

Diluted		$0.14

Weighted average shares used to compute pro forma net income per share attributable to common shareholders:
Basic		26,394
Diluted		26,648

See accompanying notes to condensed financial statements.

ACUCELA INC.

CONDENSED STATEMENTS OF COMPREHENSIVE INCOME

(unaudited)

(in thousands)

	Three Months Ended March 31,
	2012	2013
Net income	$313	$3,711

Other comprehensive loss:
Net unrealized loss on securities	(4)	(2)

Comprehensive income	$309	$3,709

See accompanying notes to condensed financial statements.

ACUCELA INC.

CONDENSED STATEMENTS OF CASH FLOWS

(unaudited)

(in thousands)

	Three Months Ended March 31,
	2012	2013
Cash flows from operating activities
Net income	$313	$3,711
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	122	123
Loss from the disposal of fixed assets	4	—
Stock-based compensation	45	172
Deferred taxes	173	1,280
Amortization of premium/discount on marketable securities	7	38
Changes in operating assets and liabilities:
Accounts receivable from collaborations with a related party	4,708	1,181
Prepaid expenses and other current assets	(380)	176
Accounts payable	(1,815)	785
Accrued liabilities	119	470
Accrued compensation	(740)	(1,264)
Deferred rent and lease incentives	(28)	(65)
Deferred revenue from collaborations with a related party	2,345	4,730
Other assets	4	1

Net cash provided by operating activities	4,877	11,338

Cash flows from investing activities
Purchases of marketable securities available for sale	(2,511)	(4,413)
Maturities of marketable securities available for sale	3,625	2,000
Additions to property and equipment	(29)	(327)

Net cash provided by (used in) investing activities	1,085	(2,740)

Cash flows from financing activities
Proceeds from issuance of common stock	1	217
Payments for deferred offering costs	(76)	(247)
Excess tax benefit from stock-based compensation	—	123

Net cash (used in) provided by financing activities	(75)	93

Increase in cash and cash equivalents	5,887	8,691
Cash and cash equivalents—beginning of period	9,760	16,639

Cash and cash equivalents—end of period	$15,647	$25,330

See accompanying notes to condensed financial statements.

ACUCELA INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

Note 1. Significant Accounting Policies

Basis of Presentation

The accompanying unaudited financial statements of Acucela Inc. (“the Company” or “Acucela”), have been prepared on a basis consistent with the December 31, 2012 audited financial statements and include all adjustments, consisting of only normal recurring adjustments, necessary to fairly present the information set forth herein, in accordance with GAAP. The condensed interim financial statements have been prepared in accordance with the regulations of the Securities and Exchange Commission, or the SEC, and omit certain information and footnote disclosure necessary to present the statements in accordance with GAAP. These financial statements should be read in conjunction with the audited financial statements and notes threreto included in our Annual Report for the year ended December 31, 2012. The results of operations for the three months ended March 31, 2013 are not necessarily indicative of the results to be expected for the entire fiscal year or any future period.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the condensed financial statements and accompanying notes. Actual results could differ from these estimates.

Unaudited Pro Forma Shareholders’ Equity and Earnings per Share

Upon the effective date of our initial public offering of stock, all of the outstanding contingently convertible debt and preferred stock, assuming we raise at least $25,000,000 at a price of at least $3.50 per share, will automatically convert into shares of common stock. Unaudited pro forma net income per share attributable to common shareholders for the three months ended March 31, 2013 has been computed to give effect to the automatic conversion of the contingently convertible debt and preferred stock into 3,636,364 and 10,813,867 shares of common stock, respectively, as though these conversions had occurred as of the beginning of the period presented.

Subsequent Events

Management has evaluated events occurring through May 23, 2013 for accounting and disclosure implications.

Note 2. Net Income Per Share

We compute net income per share of common stock using the two-class method required for participating securities. We consider all series of our convertible preferred stock to be participating securities as the holders are entitled to participate in common stock dividends with common stock on an as-converted basis. In accordance with the two-class method, earnings allocated to these participating securities, which include participation rights in undistributed earnings with common stock, are subtracted from net income to determine net income attributable to common shareholders.

Basic net income per share is calculated by dividing net income attributable to common shareholders by the weighted average number of shares outstanding for the period. Diluted net income per share is calculated by dividing net income attributable to common shareholders by the weighted average number of shares of the common stock outstanding and other dilutive securities outstanding during the period. The potential dilutive shares of our common stock include the exercise of outstanding stock options that are dilutive. Dilutive securities in our diluted EPS calculation do not include our contingently convertible debt, which are convertible upon the occurrence of a qualified initial public offering of at least $25,000,000 and $3.50 per share, as defined in the contingently convertible debt agreement. As of March 31, 2013, such an event has not occurred and accordingly the holders of the contingently convertible debt have no rights to our undistributed earnings. Upon such an event, the contingently convertible debt will be convertible into 3,636,364 common shares, after an intermediate conversion in to Series C preferred shares.

The following table reconciles the numerator and denominator used to calculate diluted net income per share for the periods presented (in thousands):

	Three Months Ended March 31,
	2012	2013
Numerator:

Net income attributable to common shareholders	$84	$999

Denominator:
Weighted average common shares outstanding—basic	11,899	11,944
Dilutive effect of stock options	230	254

Weighted average shares outstanding—diluted	12,129	12,198

As of March 31, 2012 and 2013, there were no antidilutive options to purchase shares of common stock outstanding.

Unaudited pro forma net income per share attributable to common shareholders for the three-months ended March 31, 2013 has been computed to give effect to the automatic conversion of the contingently convertible debt and preferred stock into common stock as though these conversions had occurred at the beginning of the fiscal period. The following table sets forth the computation of our unaudited pro forma basic and diluted net income per share during the three months ended March 31, 2013 (in thousands, except for share amounts):

Three Months Ended March 31, 2013
Numerator:
Net income	$3,711
Interest expense on contingently convertible debt, net of tax	18

Pro forma net income	$3,729

Denominator:
Weighted average shares outstanding—basic	11,944
Contingently convertible debt—pro forma conversion	3,636
Preferred stock—pro forma conversion	10,814

Pro forma weighted average shares outstanding—basic	26,394

Dilutive effect of stock options	254

Pro forma weighted average shares outstanding—diluted	26,648

Note 3. Concentration of Risk

All of our significant assets are located in the United States, and we did not have any revenue generated outside of the United States for the three months ended March 31, 2012 and 2013. During the three month periods ended March 31, 2012 and 2013 and as of December 31, 2012 and March 31, 2013, all of our revenues and accounts receivable were derived from the collaboration agreements with Otsuka.

Note 4. Investments and cash and cash equivalents

Investments are carried at fair value. Cash equivalents are carried at cost, which approximates fair value. Our investments are classified as available-for-sale securities, with unrealized gains and losses recorded in accumulated other comprehensive income or loss until realized. Short-term investments have a remaining maturity of less than one year from the reporting date. Our long-term investments are investments with remaining maturities exceeding 12 months from the reporting date.

Cash, cash equivalents and investments as of December 31, 2012 and March 31, 2013, consisted of the following (in thousands):

	December 31, 2012
	Amortized Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Fair Value
Types of security:
Commercial paper	$798	$1	$—	$799
Corporate debt securities	5,968	—	(2)	5,966
Municipal bonds	1,225	—	—	1,225
Certificates of deposit	6,500	1	—	6,501
Money market funds	14,306	—	—	14,306
Cash	528	—	—	528

	$29,325	$2	$(2)	$29,325

	March 31, 2013
	Amortized Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Fair Value
Types of security:
Commercial paper	$1,822	$2	$—	$1,824
Corporate debt securities	7,728	—	(7)	7,721
Municipal bonds	1,220	—	—	1,220
Certificates of deposit	5,250	3	—	5,253
Money market fund	8,324	—	—	8,324
Cash	16,047	—	—	16,047

	$40,391	$5	$(7)	$40,389

There were no realized gains or losses for the periods presented.

Market values were determined for each individual security in the investment portfolio. The declines in value of these investments are primarily related to changes in interest rates and are considered to be temporary in nature. We evaluate, among other things, the duration and extent to which the fair value of a security is less than its cost, the financial condition of the issuer, and our intent to sell, or whether it is more likely than not we will be required to sell, the security before recovery of the amortized cost basis. We do not consider these investments to be other-than-temporarily impaired as of March 31, 2013.

Note 5. Fair Value Measurements

We measure and report our cash equivalents and investment securities (financial assets) at fair value. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability, an exit price, in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value maximize the use of observable inputs and minimize the use of unobservable inputs.

Financial assets are classified and disclosed in one of the following three categories:

Level 1—Quoted prices in active markets for identical assets and liabilities,

Level 2—Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities, and

Level 3—Unobservable inputs in which there is little or no market data available, which requires us to develop our own assumptions.

Our financial assets measured at fair value on a recurring basis as of December 31, 2012 and March 31, 2013 were as follows (in thousands):

	December 31, 2012
	Level 1	Level 2	Level 3	Total
Cash equivalents:
Money market funds	$14,306	$—	$—	$14,306
Municipal bonds	—	1,225	—	1,225
Corporate debt securities	—	586	—	586
Cash	528	—	—	528

	$14,834	$1,811	$—	$16,645

Investments:
Commercial paper	$—	$798	$—	$798
Corporate debt securities	—	5,381	—	5,381
Certificates of deposit	—	6,501	—	6,501

	$—	$12,680	$—	$12,680

	March 31, 2013
	Level 1	Level 2	Level 3	Total
Cash equivalents:
Money market funds	$8,324	$—	$—	$8,324
Municipal bonds	—	1,220	—	1,220
Cash	16,047	—	—	16,047

	$24,371	$1,220	$—	$25,591

Investments:
Commercial paper	$—	$1,824	$—	$1,824
Corporate debt securities	—	7,721	—	7,721
Certificates of deposit	—	5,253	—	5,253

	$—	$14,798	$—	$14,798

Our level 2 financial assets include government-backed securities, municipal bonds, commercial paper, corporate debt securities, and certificates of deposits. These level 2 financial assets are valued using pricing models that consider the most relevant observable inputs available for similar securities, including such items as reported trades, broker/dealer quotes, bids, offers, and yields.

We had $12,000,000 of contingently convertible debt with a related party outstanding as of December 31, 2012 and March 31, 2013. At December 31, 2012 and March 31, 2013, the fair value of the notes payable is $47,000,000 and $47,000,000, respectively. Our valuation analysis was prepared using a two-step process that initially estimated the fair value of the entire company, using a discounted cash flow model, and next allocated this value to the various debt and equity securities we have issued. Value was allocated to the contingently convertible debt as the result of the preferences and conversion features of the notes under our valuation model of the Company, which is based on the Black-Scholes option pricing model. This model considers overall value of the entity, liquidation preferences, risk free rates, volatility rates of peer companies, and time to a conversion event. Our valuation of the contingently convertible debt is considered to be Level 3.

Note 6. Equity Transactions

Common Stock:

During the first three months of 2012, options to purchase 188 shares of common stock were exercised in exchange for cash.

During the first three months of 2013, options to purchase 20,000 shares of common stock were exercised in exchange for cash, 20,816 shares were issued pursuant to an employment agreement, and options to purchase 55,000 shares of common stock were granted as compensation.

Changes in Accumulated Other Comprehensive Loss (in thousands):

	Three Months Ended March 31, 2012	Three Months Ended March 31, 2013
	Unrealized holding loss on available-for-sale securities	Unrealized holding loss on available-for-sale securities
Beginning balance	$(6)	$—
Current period other comprehensive gain (loss)	4	(2)

Ending balance	$(2)	$(2)

Note 7. Income Taxes

The Company had no uncertain tax positions as of December 31, 2012 and March 31, 2013.

Note 8. Collaborative Arrangements with Related Party

In the first quarter of 2013, we received from Otsuka and recognized in revenue a $5.0 million milestone payment for the initiation of the Phase 2b/3 clinical trial in the United States for emixustat. Additionally, we received $8.1 million, of which $5.3 million is deferred until earned.

Note 9. Subsequent Events

In May 2013, the board of directors granted an award of shares of restricted stock to Dr. Ryo Kubota pursuant to his employment agreement and consistent with prior practices. We will record approximately $400,000 in compensation expense in connection with the award in the second quarter of 2013.

            SHARES

COMMON STOCK

MITSUBISHI UFJ MORGAN STANLEY SECURITIES CO., LTD.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.	Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses to be paid by the Registrant, other than underwriting discounts and commissions, in connection with the sale of the shares of common stock being registered hereby. All amounts are estimates except for the SEC registration fee and the             initial filing fee.

Amount Paid or to be Paid
SEC registration fee	$	*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue sky fees and expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous		*

Total	$	*

*	To be updated by amendment.

ITEM 14.	Indemnification of Directors and Officers.

The following summary is qualified in its entirety by reference to the complete text of any statutes referred to below and the Registrant’s articles of incorporation and bylaws.

The Registrant’s articles of incorporation provide that, to the fullest extent permitted by the Washington Business Corporation Act, the Registrant’s directors will not be personally liable to the Registrant or its shareholders for monetary damages. This provision, however, does not eliminate or limit liability for acts or omissions that involve intentional misconduct or a knowing violation of law by a director, for conduct violating Revised Code of Washington section 23B.08.310 (approval of an unlawful distribution) or for any transaction from which the director will personally receive a benefit in money, property or services to which the director is not legally entitled.

The Registrant’s bylaws further provide that each person who was, is or is threatened to be made a party to or is otherwise involved (including, without limitation, as a witness) in any threatened, pending or completed action, suit, claim or proceeding, whether civil, criminal, administrative or investigative and whether formal or informal, by reason of the fact that he or she is or was a director or officer or was serving at the Registrant’s request as a director, officer, partner, trustee, employee or agent of another entity, shall be indemnified and held harmless against all losses, claims, damages, liabilities and expenses actually and reasonably incurred or suffered in connection with the proceeding. This indemnification right continues even after the individual has ceased to be a director or officer or to serve at the Registrant’s request as a director, officer, partner, trustee, employee or agent of another entity. If, however, the person indemnified initiates the proceeding, he or she shall be entitled to indemnification only if the proceeding was authorized or ratified by the Registrant’s board of directors. The Registrant will not provide indemnification for acts or omissions finally adjudged to be intentional misconduct or a knowing violation of law, for conduct finally adjudged to be in violation of Revised Code of Washington section 23B.08.310, for any transaction with respect to which it was finally adjudged that the indemnitee personally received a benefit in money, property or services to which the indemnitee was not legally entitled or if the Registrant is otherwise prohibited by applicable law from paying indemnification. The Registrant must advance expenses to an indemnitee for an indemnification obligation so long as the Registrant receives an undertaking by or on behalf of the indemnitee to repay all amounts so advanced if it is determined by a final judicial decision from which there is no further right to appeal that the indemnitee is not entitled to be indemnified.

The Registrant currently maintains insurance policies under which, subject to the limitations of the policies, coverage is provided to its directors and officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or officer, including claims relating to public securities matters, and to the Registrant with respect to payments that may be made by the Registrant to these officers and directors pursuant to our indemnification obligations or otherwise as a matter of law.

The Registrant has entered into, and will enter into in the future, indemnification agreements with the individuals who serve as its officers and directors that may be broader than the specific indemnification provisions contained in the Washington Business Corporation Act. Pursuant to these agreements, the Registrant will indemnify officers and directors who are made parties to, or threatened to be made parties to, any proceeding by reason of the fact that they are or were officers or directors, or are or were serving at the Registrant’s request as a director, officer, employee, or agent of another entity. The agreements require the Registrant to indemnify its officers and directors against all expenses, judgments, fines and penalties actually and reasonably incurred by them in connection with the defense or settlement of any such proceeding, subject to the terms and conditions of the agreements.

The Underwriting Agreement filed as Exhibit 1.01 to this Registration Statement provides that the underwriters will indemnify the Registrant and its directors, executive officers and controlling persons for certain liabilities under the Securities Act of 1933, as amended (the “Securities Act”), or otherwise.

The indemnification provisions in the Registrant’s articles of incorporation and bylaws and the indemnification agreements entered into or to be entered into between the Registrant and each of its directors and executive officers is sufficiently broad to permit indemnification of the Registrant’s directors and executive officers for liabilities arising under the Securities Act.

ITEM 15.	Recent Sales of Unregistered Securities.

Since May 22, 2010, the Registrant has issued and sold the following unregistered securities:

(1) From May 22, 2010 to May 21, 2013, the Registrant granted options to purchase an aggregate of 905,400 shares of its common stock to its employees, directors, consultants and other service providers under its equity incentive plans, with exercise prices ranging from $4.52 to $10.33 per share. These securities were issued in reliance on Rule 701 promulgated under Section 3(b) of the Securities Act and/or Section 4(2) of the Securities Act.

(2) From May 22, 2010 to May 21, 2013, the Registrant issued an aggregate of 38,507 shares of its common stock to its employees, directors, consultants and other service providers upon exercise of options granted by the Registrant under its equity incentive plans, with exercise prices ranging from $0.12 to $8.24 per share. These securities were issued in reliance on Rule 701 promulgated under Section 3(b) of the Securities Act and/or Section 4(2) of the Securities Act.

(3) From May 22, 2010 to May 21, 2013, the Registrant issued an aggregate of 134,598 shares of its common stock to its chief executive officer pursuant to the terms of his employment agreement at purchase prices ranging from $5.19 to $10.33 per share. These securities were issued in reliance on Rule 506 of Regulation D promulgated under the Securities Act and/or Section 4(2) of the Securities Act.

ITEM 16.	Exhibits and Financial Statement Schedules.

(a) Exhibits.

Exhibit Number	Exhibit Title

1.01*	Form of Underwriting Agreement.

3.01	Amended and Restated Articles of Incorporation of the Registrant, in effect before the completion of this offering.

3.02*	Form of Amended and Restated Articles of Incorporation of the Registrant, to be filed with the Washington Secretary of State upon the completion of this offering.

3.03	Bylaws of the Registrant, in effect before the completion of this offering.

3.04*	Form of Restated Bylaws of the Registrant, to be effective upon the completion of this offering.

4.01*	Form of the Registrant’s Common Stock certificate.

4.02	Amended and Restated Investors’ Rights Agreement dated May 31, 2006 by and among the Registrant and certain of its shareholders.

5.01*	Opinion of Fenwick & West LLP regarding the legality of the securities being registered.

10.01*	Form of Indemnity Agreement to be entered into between the Registrant and each of its officers and directors.

10.02	2002 Stock Option/Restricted Stock Plan.

10.03	2012 Equity Incentive Plan and forms of stock option agreement and stock option exercise agreement.

10.04*	2013 Equity Incentive Plan and forms of stock option agreement and stock option exercise agreement.

10.05*	Lease Agreement by and between Nexus Canyon Park, LLC and the Registrant dated February 13, 2006.

10.06*	First Amendment to Lease by and between Nexus Canyon Park, LLC and the Registrant dated August 15, 2011.

10.07*	Lease Agreement by and between The Northwestern Mutual Life Insurance Company and the Registrant dated June 22, 2010.

10.08*	Amended and Restated Employment Agreement by and between Dr. Ryo Kubota, M.D. and the Registrant dated , 2013.

10.09*	Co-Development and Commercialization Agreement by and between Otsuka Pharmaceutical Co., Ltd. and the Registrant dated September 4, 2008, as amended and supplemented.

10.10*	Co-Development Agreement by and between Otsuka Pharmaceutical Co., Ltd. and the Registrant dated September 4, 2008, as amended.

10.11*	Development and Collaboration Agreement by and between Otsuka Pharmaceutical Co., Ltd. and the Registrant dated September 15, 2010, as amended.

10.12	Agreement for Stock Purchase by and between Otsuka Pharmaceutical Co., Ltd. and the Registrant dated September 15, 2010.

23.01*	Consent of Ernst & Young, independent registered public accounting firm.

23.02*	Consent of Fenwick & West LLP (included in Exhibit 5.01).

24.01	Power of Attorney (see signature page hereto).

*	To be filed by amendment

ITEM 17.	Undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to provisions described in Item 14 above, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1) for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) for the purpose of determining any liability under the Securities Act, each post effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Seattle, State of Washington, on the             day of             2013.

ACUCELA INC.

BY:
Ryo Kubota, M.D., Ph.D.
Chairman, President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS that each individual whose signature appears below constitutes and appoints Ryo Kubota and David L. Lowrance, and each of them, his or her true and lawful attorneys-in-fact and agents with full power of substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to sign any registration statement for the same offering covered by the Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the SEC, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his, her or their substitute or substitutes, may lawfully do or cause to be done or by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Name	Title	Date

Ryo Kubota, M.D., Ph.D.	Chairman and Chief Executive Officer (Principal Executive Officer)	, 2013

David L. Lowrance	Chief Financial Officer, Treasurer and Secretary (Principal Financial Officer and Principal Accounting Officer)	, 2013

Yoshitaka Kitao	Director	, 2013

Peter A. Kresel	Director	, 2013

Glen Y. Sato	Director	, 2013

Michael Schutzler	Director	, 2013

EXHIBIT INDEX

Exhibit Number	Exhibit Title

1.01*	Form of Underwriting Agreement.

3.01	Amended and Restated Articles of Incorporation of the Registrant, in effect before the completion of this offering.

3.02*	Form of Amended and Restated Articles of Incorporation of the Registrant, to be filed with the Washington Secretary of State upon the completion of this offering.

3.03	Bylaws of the Registrant, in effect before the completion of this offering.

3.04*	Form of Restated Bylaws of the Registrant, to be effective upon the completion of this offering.

4.01*	Form of the Registrant’s Common Stock certificate.

4.02	Amended and Restated Investors’ Rights Agreement dated May 31, 2006 by and among the Registrant and certain of its shareholders.

5.01*	Opinion of Fenwick & West LLP regarding the legality of the securities being registered.

10.01*	Form of Indemnity Agreement to be entered into between the Registrant and each of its officers and directors.

10.02	2002 Stock Option/Restricted Stock Plan.

10.03	2012 Equity Incentive Plan and forms of stock option agreement and stock option exercise agreement.

10.04*	2013 Equity Incentive Plan and forms of stock option agreement and stock option exercise agreement.

10.05*	Lease Agreement by and between Nexus Canyon Park, LLC and the Registrant dated February 13, 2006.

10.06*	First Amendment to Lease by and between Nexus Canyon Park, LLC and the Registrant dated August 15, 2011.

10.07*	Lease Agreement by and between The Northwestern Mutual Life Insurance Company and the Registrant dated June 22, 2010.

10.08*	Amended and Restated Employment Agreement by and between Dr. Ryo Kubota, M.D. and the Registrant dated , 2013.

10.09*	Co-Development and Commercialization Agreement by and between Otsuka Pharmaceutical Co., Ltd. and the Registrant dated September 4, 2008, as amended and supplemented.

10.10*	Co-Development Agreement by and between Otsuka Pharmaceutical Co., Ltd. and the Registrant dated September 4, 2008, as amended.

10.11*	Development and Collaboration Agreement by and between Otsuka Pharmaceutical Co., Ltd. and the Registrant dated September 15, 2010, as amended.

10.12	Agreement for Stock Purchase by and between Otsuka Pharmaceutical Co., Ltd. and the Registrant dated September 15, 2010.

23.01*	Consent of Ernst & Young, independent registered public accounting firm.

23.02*	Consent of Fenwick & West LLP (included in Exhibit 5.01).

24.01	Power of Attorney (see signature page hereto).

*	To be filed by amendment